                                                Filed Pursuant to Rule 424(b)(3)
                                                File No. 333-91459


                          PACIFIC NUMERIX CORPORATION
          7333 E. DOUBLETREE ROAD, SUITE 270 SCOTTSDALE, ARIZONA 85258

                   NOTICE OF SPECIAL MEETING OF STOCKHOLDERS
                          TO BE HELD DECEMBER 17, 1999

To the Stockholders of Pacific Numerix Corporation:

     NOTICE IS HEREBY GIVEN that a special meeting of the stockholders of PACIFIC NUMERIX CORPORATION, a Nevada corporation, will be held at 8:00 a.m., local time, on December 17, 1999 for the following purposes:

     1. To consider and vote upon a proposal to approve the merger of Ansoft Acquisition Corp., a wholly owned subsidiary of Ansoft Corporation, with and into Pacific Numerix whereby, among other things, each outstanding share of Pacific Numerix common stock will be converted into the right to receive Ansoft stock and cash equivalent to approximately 0.09236 shares of Ansoft common stock and each outstanding share of Pacific Numerix preferred stock will be converted into the right to receive Ansoft stock and cash equivalent to approximately
 .15655 shares of Ansoft common stock, as more fully described in this proxy statement/prospectus; and

     2. To transact such other business as may properly come before the special meeting or any adjournment or postponement thereof.

     This proxy statement/prospectus also constitutes notice to Pacific Numerix stockholders of appraisal rights with respect to the merger pursuant to Section 92A.410 of the Nevada General Corporation Law.

     PACIFIC NUMERIX CORPORATION'S BOARD OF DIRECTORS HAS DETERMINED THAT THE MERGER IS IN YOUR BEST INTERESTS AND RECOMMENDS THAT YOU VOTE TO APPROVE THE MERGER.

     Each of the foregoing items of business is more fully described in this proxy statement/prospectus, which we urge you to read carefully.

     Stockholders of record at the close of business on October 31, 1999, are entitled to notice of and to vote at the special meeting and any adjournment or postponement thereof. Approval of the merger will require the affirmative vote of the holders of Pacific Numerix capital stock representing a majority of the votes of the outstanding shares of Pacific Numerix common and preferred stock entitled to vote.

     TO ENSURE THAT YOUR SHARES ARE REPRESENTED AT THE SPECIAL MEETING, PLEASE COMPLETE, DATE AND SIGN THE ENCLOSED PROXY CARD AND MAIL IT PROMPTLY IN THE POSTAGE-PAID ENVELOPE PROVIDED, WHETHER OR NOT YOU PLAN TO ATTEND THE SPECIAL MEETING IN PERSON. ANY EXECUTED BUT UNMARKED PROXY CARDS WILL BE VOTED FOR APPROVAL OF THE MERGER. YOU MAY REVOKE YOUR PROXY IN THE MANNER DESCRIBED IN THE ACCOMPANYING PROXY STATEMENT/PROSPECTUS AT ANY TIME BEFORE IT HAS BEEN VOTED AT THE SPECIAL MEETING. ANY STOCKHOLDER ATTENDING THE SPECIAL MEETING MAY VOTE IN PERSON EVEN IF SUCH STOCKHOLDER HAS RETURNED A PROXY.

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROXY STATEMENT/PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE. THIS PROXY STATEMENT/PROSPECTUS IS NOT AN OFFER TO SELL SUCH SECURITIES

AND IT IS NOT SOLICITING AN OFFER TO BUY SUCH SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

     THE COMMON STOCK OF ANSOFT CORPORATION IS LISTED FOR QUOTATION ON THE NASDAQ STOCK MARKET UNDER THE SYMBOL "ANST."

                                          By Order of the Board of Directors,

                                          Anthony Ryan,
                                          Secretary

Phoenix, Arizona
December 2, 1999

     This proxy statement/prospectus is dated December 2, 1999, and was first mailed to stockholders on or about December 3, 1999.

                           PROXY STATEMENT/PROSPECTUS

                               TABLE OF CONTENTS

                                                               PAGE
DESCRIPTION                                                   NUMBER
-----------                                                   -------
SUMMARY.....................................................        1
  The Special Meeting (see page 18).........................        1
  The Companies (see page 41)...............................        1
  The Merger (see page 20)..................................        1
  Interests of Certain Persons in the Merger (see page
     35)....................................................        3
  Shares Eligible for Future Sale (see page 24).............        4
  Stock Ownership...........................................        5
  Market for Common Stock (see page 29).....................        6
  Voting of Directors, Executive Officers and Affiliate
     Shares.................................................        6
  Selected Financial Data...................................        7
       Pacific Numerix......................................        7
       Ansoft...............................................        7
  Unaudited Comparative Per Common Share Data...............        8
RISK FACTORS................................................       10
FORWARD-LOOKING STATEMENTS..................................       17
THE SPECIAL MEETING OF THE STOCKHOLDERS OF PACIFIC NUMERIX
  CORPORATION...............................................       18
  Date, Time and Place of the Special Meeting...............       18
  Matters to be Considered at the Special Meeting...........       18
  Voting at the Special Meeting; Record Date; Quorum........       18
  Proxies...................................................       19
PROPOSAL 1: THE MERGER......................................       20
  Background of the Merger..................................       20
  Pacific Numerix Reasons for the Merger....................       20
  Federal Income Tax Considerations.........................       22
  Accounting Treatment......................................       23
  Appraisal Rights..........................................       23
  Listing of Ansoft Common Stock to be Issued in the
     Merger.................................................       25
  Restriction on Resales of Ansoft Common Stock.............       25
  The Merger Agreement......................................       25
  The Merger................................................       25
  The Effective Time........................................       25
  Directors and Officers of Pacific Numerix After the
     Merger.................................................       26
  Conversion of Shares in The Merger........................       26

                                                               PAGE
DESCRIPTION                                                   NUMBER
-----------                                                   -------
Pacific Numerix's Stock Option and Stock Purchase Plans.....       26
  Procedures for Exchanging Stock Certificates..............       26
  Distributions With Respect to Unexchanged Shares..........       27
  No Fractional Shares......................................       27
  Director and Officer Indemnification......................       27
  Conditions to the Merger..................................       27
  Termination...............................................       28
  Termination Fee and Expenses..............................       28
  Amendment; Waiver.........................................       28
DESCRIPTION OF ANSOFT COMMON STOCK..........................       29
COMPARATIVE RIGHTS OF STOCKHOLDERS..........................       30
  Delaware Law and Nevada Law and Current Governing
     Documents of Ansoft and Pacific Numerix,
     respectively...........................................       30
  Cumulative Voting.........................................       30
  Special Meetings of Stockholders..........................       30
  Stockholder Consent In Lieu of Meeting....................       31
  Special Transactions......................................       31
  Appraisal/Dissenters Rights...............................       32
  Limitation of Liability of Directors and
     Indemnification........................................       32
  Interested Stockholders Transactions......................       33
  Dividends.................................................       35
  Bylaws....................................................       35
INTERESTS OF CERTAIN PERSONS IN THE MERGER..................       36
ANSOFT CORPORATION UNAUDITED PRO FORMA CONSOLIDATED
  CONDENSED BALANCE SHEETS AS OF JULY 31, 1999..............       37
ANSOFT CORPORATION UNAUDITED PRO FORMA CONSOLIDATED
  CONDENSED STATEMENT OF OPERATIONS FOR THE FISCAL YEAR
  ENDED APRIL 30, 1999......................................       38
ANSOFT CORPORATION UNAUDITED PRO FORMA CONSOLIDATED
  CONDENSED STATEMENT OF OPERATIONS FOR THREE MONTHS ENDED
  JULY 31, 1999.............................................       39
ANSOFT CORPORATION NOTES TO UNAUDITED PRO FORMA COMBINED
  FINANCIAL STATEMENTS......................................       40
  Note 1. Basis of Presentation.............................       40
INFORMATION REGARDING ANSOFT................................       41
  Business..................................................       41
  Ansoft Strategy...........................................       41

                                                               PAGE
DESCRIPTION                                                   NUMBER
-----------                                                   -------
Products....................................................       41
  Research and Development..................................       44
  Sales and Marketing.......................................       45
  Customers.................................................       45
  Customer Service and Support..............................       46
  Competition...............................................       46
  Proprietary Rights........................................       47
  Employees.................................................       47
  Officers..................................................       48
  Properties................................................       49
  Legal Proceedings.........................................       49
  Market for the Registrant's Common Equity and Related
     Stockholder Matters....................................       49
  Selected Financial Data...................................       50
  Management's Discussion and Analysis of Financial
     Condition and Results of Operations....................       50
  Results of Operations.....................................       52
  Comparison of the Three Months Ended July 31, 1999 and
     1998...................................................       52
  Year Ended April 30, 1999 compared with Year Ended April
     30, 1998...............................................       53
  Year Ended April 30, 1998 compared with Year Ended April
     30, 1997...............................................       55
  Quarterly Results of Operations...........................       56
  Liquidity and Capital Resources...........................       58
  Effects of Inflation......................................       58
  Year 2000 Issues..........................................       58
  Quantitative and Qualitative Disclosure About Market
     Risk...................................................       59
  Changes in and Disagreements with Accountants on
     Accounting and Financial Disclosure....................       60
  Cautionary Statement for Purposes of the "Safe Harbor"
     Provisions of the Private Securities Litigation Reform
     Act of 1995............................................       60
Ansoft Financial Data.......................................       61
INFORMATION ABOUT PACIFIC NUMERIX...........................       80
  Business..................................................       80
  Products..................................................       80
  Research and Development..................................       80
  Sales and Marketing.......................................       80
  Customers.................................................       81
  Customer Service and Support..............................       81
  Competition...............................................       81

                                                               PAGE
DESCRIPTION                                                   NUMBER
-----------                                                   -------
Proprietary Rights..........................................       81
  Employees.................................................       82
  Officers..................................................       82
  Properties................................................       82
  Legal Proceedings.........................................       82
  Market for the Registrant's Common Equity and Related
     Stockholder Matters....................................       82
  Selected Financial Data...................................       83
  Management's Discussion of Financial Condition and Results
     of Operations..........................................       84
  Quantitative and Qualitative Disclosure About Market
     Risk...................................................       87
  Changes in and Disagreements with Accountants on
     Accounting and Financial Disclosure....................       87
Pacific Numerix Financial Data..............................       88
OWNERSHIP INFORMATION.......................................      105
  Beneficial Ownership of Ansoft Common Stock...............      105
  Beneficial Ownership of Pacific Numerix Common Stock......      106
  Management................................................      106
EXPERTS.....................................................      107
LEGAL MATTERS...............................................      107
  Where You Can Find More Information.......................      107
Agreement and Plan of Merger................................  Annex A
Rights of Dissenting Owners.................................  Annex B

                                    SUMMARY

     This summary highlights selected information from this proxy statement/prospectus, and may not contain all of the information that is important to you. To better understand the merger and to obtain a more complete description of the legal terms of this transaction, you should read this entire document carefully. See also "Where You Can Find More Information" on page 107.

THE SPECIAL MEETING (SEE PAGE 18)

     The special meeting of the Pacific Numerix stockholders will be held on December 17, 1999, at 8:00 a.m. local time at the offices of Buchanan Ingersoll Professional Corporation, One Oxford Centre, Pittsburgh, PA 15219.

     The record date for the Pacific Numerix stockholders entitled to receive notice of and to vote at the Pacific Numerix special meeting is the close of business on October 31, 1999. On that date, there were 5,030,784 shares of Pacific Numerix common stock outstanding and 157,000 shares of preferred stock outstanding.

     The purpose of the special meeting is:

     - to vote on the approval of the merger agreement

     - to take action on any other matters properly brought before the meeting

THE COMPANIES (SEE PAGE 41)

     Pacific Numerix Corporation
     7333 East Doubletree Ranch Road,
     Suite 270
     Scottsdale, Arizona 85258
     (480) 483-6800

     Pacific Numerix provides EDA software that allows their users to evaluate the effect that choices in parts, materials, physical design, sourcing decisions, and manufacturing processes have on the performance, quality, manufacturability, and cost of product designs.

     Pacific Numerix, a majority owned subsidiary of Ansoft, is incorporated in Nevada.

     Ansoft Corporation
     Four Station Square, Suite 200
     Pittsburgh, Pennsylvania 15219
     (412) 261-3200

     Ansoft Corporation develops, markets and supports high performance electronic design automation (EDA) software. Ansoft's software is used by engineers in the design of high performance electronic devices and systems, such as cellular phones, communications systems, computer circuit boards and motors.

THE MERGER (SEE PAGE 20)

     The proposed merger involves the following:

     - Ansoft Acquisition Corp., a wholly owned subsidiary of Ansoft, will merge with and into Pacific Numerix and Ansoft Acquisition Corp's independent corporate existence will cease

     - the common and preferred stock of Pacific Numerix (other than those shares held by Ansoft) outstanding immediately prior to the merger will be converted into the right to receive a total of 121,030 shares of Ansoft common stock and cash of approximately $7,000.00.

     - the Pacific Numerix common and preferred stock currently held by Ansoft will be retired

     - after the merger, the former stockholders of Pacific Numerix receiving shares of Ansoft Common Stock in the merger will own approximately 1% of Ansoft common stock issued and outstanding immediately after the merger.

     We expect to complete the merger by December 31, 1999. However, we cannot predict the exact timing of the merger because it is subject to a number of conditions.

     If you have any questions about the merger or the annual meeting, please call Anthony Ryan, Chief Financial Officer and Secretary, Ansoft Corporation, at
(412) 261-3200.

PACIFIC NUMERIX'S REASONS FOR THE MERGER (SEE PAGE 20)

     The board of directors of Pacific Numerix believes that the merger provides Pacific Numerix with the opportunity to combine with Ansoft on terms that are fair from a financial point of view to Pacific Numerix and its stockholders (other than Ansoft). The board believes that the merger will, among other things, provide Pacific Numerix stockholders with the liquidity of a publicly traded stock.

THE MERGER AGREEMENT (SEE PAGE 25)

     We attached, as Annex A, the merger agreement between Pacific Numerix, Ansoft, and a wholly owned subsidiary of Ansoft. We encourage you to read this document. Ansoft has also filed with the Securities and Exchange Commission other related documents as exhibits to its registration statement. Please see the section titled "Where You Can Find More Information," on page 107, for instructions on how to obtain copies of those exhibits.

CONDITIONS TO CONSUMMATION OF THE MERGER (SEE PAGE 27)

     The parties will complete the merger only if a number of conditions are satisfied or waived, including the following:

     - approval of the merger agreement by the stockholders of Pacific Numerix, a condition which will be satisfied because Ansoft owns a majority of the voting power of Pacific Numerix and has indicated that it will approve the merger agreement.

     - as a condition for Ansoft, the exercise of appraisal rights by holders of not more than 5.0% of Pacific Numerix common and preferred stock in the aggregate.

     - the SEC having declared effective Ansoft's registration statement covering the Ansoft common stock to be issued in the merger.

     - as a condition for Pacific Numerix, listing for quotation on the Nasdaq National Market of the shares of Ansoft common stock to be issued in the merger.

TERMINATION (SEE PAGE 28)

     Either Ansoft or Pacific Numerix may terminate the merger agreement if:

     - for any reason the merger shall not have been consummated within 120 days after the date of the merger agreement and the failure to consummate the merger is not caused by a breach of the merger agreement by the terminating party

     - any court of competent jurisdiction or other competent governmental or regulatory authority shall have issued a nonappealable order restricting, preventing or otherwise prohibiting the merger

     Ansoft and Pacific Numerix also may mutually agree to terminate the merger agreement prior to completion of the merger.

AMENDMENT OR EXTENSION (SEE PAGE 28)

     Consistent with Delaware and Nevada law, the merger agreement provides that Pacific Numerix and Ansoft may, by mutual agreement, amend, modify, supplement, extend or abandon the agreement at any time prior to the effective time of the merger, even following stockholder approval. The merger agreement permits the boards of directors of Pacific Numerix and Ansoft to amend the merger agreement after stockholder approval if the amendment does not (1) alter or change the amount or kind of merger consideration received, (2) alter or change any term of the articles of incorporation of Pacific Numerix, or (3) alter or change any of the terms and conditions of the agreement in a way that would adversely affect the holders of any class or series of securities held by such stockholders.

ACCOUNTING TREATMENT (SEE PAGE 23)

     Ansoft will account for this transaction as a purchase.

POST-MERGER BOARD OF DIRECTORS (SEE PAGE 26)

     The merger agreement provides that, upon completion of the merger, the directors of Pacific Numerix shall be:

     Zoltan Cendes
     Nicholas Csendes

     Pacific Numerix's board of directors will also have four vacancies.

FEDERAL INCOME TAX CONSEQUENCES (SEE PAGE 22)

     Each Pacific Numerix stockholder will recognize a gain or loss with respect to each share of Pacific Numerix common stock surrendered equal to the difference between the stockholder's basis in such share and the fair market value, as of the effective time of the merger, of the Ansoft common stock and cash received in exchange therefor.

APPRAISAL RIGHTS (SEE PAGE 23)

     Under Nevada law holders of Pacific Numerix common and preferred stock have the right to demand payment of fair value for their shares, in cash, as determined by a court, in lieu of the Ansoft common stock they are entitled to receive in the merger.

     It is a condition to the merger that the holders of not more than 5% of Pacific Numerix common and preferred stock exercise appraisal rights. Ansoft may waive this right. Pacific Numerix stockholders who desire to exercise their appraisal rights must carefully follow the procedures described in this proxy statement/prospectus.

STOCK LISTING

     Ansoft will continue to list its common stock on the Nasdaq National Market after the merger.

INTERESTS OF CERTAIN PERSONS IN THE MERGER (SEE PAGE 36)

     Certain relationships among the directors, officers and stockholders of Ansoft and Pacific Numerix give rise to conflicts of interest between the parties in the negotiation of the terms and conditions of the merger. Those relationships include the following:

     - Mr. Zoltan Cendes, the Chairman of the board of directors and Chief Technology Officer of Ansoft, serves as a director of Pacific Numerix

     - Mr. Nicholas Csendes, a director and the President and Chief Executive Officer of Ansoft, serves as the Chairman, President and a director of Pacific Numerix

     - Mr. Ryan, the Chief Financial Officer and Secretary of Ansoft serves as Secretary of Pacific Numerix

     - Ansoft beneficially owns 75% of the outstanding shares of Pacific Numerix common stock and 74% of the outstanding shares of preferred stock.

     The merger agreement between Pacific Numerix, Ansoft and Ansoft Acquisition Corp., a wholly-owned subsidiary of Ansoft, and the merger provided for therein was negotiated on behalf of Pacific Numerix by officers of Pacific Numerix who also serve as officers of Ansoft based on pricing negotiated with respect to Ansoft's prior purchases of common and preferred stock of Pacific Numerix from unaffiliated stockholders of Pacific Numerix.

SHARES ELIGIBLE FOR FUTURE SALE (SEE PAGE 25)

     Pacific Numerix stockholders who were not Ansoft affiliates at the time the merger agreement is submitted for approval by Pacific Numerix stockholders may resell the Ansoft common stock acquired by them in the merger free of these restrictions.

     To our knowledge, no Pacific Numerix stockholder who will be receiving Ansoft common stock in the merger is an affiliate of Ansoft. These stockholders are expected to own approximately 1% of Ansoft common stock after the merger.

STOCK OWNERSHIP

     The following chart illustrates the current stock ownership of Pacific Numerix by Ansoft.

                   ANSOFT 75% PACIFIC NUMERIX 100% OTHERS 25%

MARKET FOR COMMON STOCK (SEE PAGE 29)

     Ansoft common stock is listed for quotation on the Nasdaq Stock Market under the symbol "ANST." The common stock issued in the merger will be listed similarly. The table below reflects the high and low prices of the common stock on the Nasdaq Stock Market for the periods presented. The 1999 periods separately present the high and low prices through October 31, 1999. On December 1, 1999, the last practicable trading date prior to the date of this proxy statement/prospectus, the Ansoft common stock closed at $7.50 per share.

PERIOD                                                         HIGH       LOW
------                                                        -------    ------
May 1 through October 31, 1999..............................  $10.000    $5.500
Fiscal Year Ended April 30, 1999............................  $13.750    $4.875
Fiscal Year Ended April 30, 1998............................  $23.250    $4.875

     There is no active trading market for Pacific Numerix common stock.

VOTING OF DIRECTORS, EXECUTIVE OFFICERS AND AFFILIATE SHARES

     PACIFIC NUMERIX. Under Nevada law, adoption of the merger agreement requires the affirmative vote of the holders of at least a majority of the shares of common stock of Pacific Numerix entitled to vote thereon. Ansoft has the power to vote approximately 75% of the outstanding Pacific Numerix common and preferred stock. Pacific Numerix believes that Ansoft will vote for approval of the merger agreement.

     ANSOFT. Under Delaware Law, Ansoft shareholders do not receive a vote. Under Nevada law, adoption of the merger agreement requires the affirmative vote of the holders of at least a majority of the shares of common stock of Ansoft Acquisition Corp. entitled to vote thereon. Ansoft has the power to vote 100% of the outstanding common stock of that corporation. On September 9, 1999, the board of directors of Ansoft approved and adopted the merger agreement by written consent. On November 19, 1999, the board of directors and sole stockholder of Ansoft Acquisition Corp. approved and adopted the merger agreement by written consent.

SELECTED FINANCIAL DATA

     The following tables set forth selected historical consolidated financial data of Pacific Numerix and Ansoft.

PACIFIC NUMERIX

     For a more complete discussion of the financial information presented below, see "Information About Pacific Numerix."

                                          SEVEN-MONTH
                                            PERIOD
                                        ENDED JULY 31,          FISCAL YEAR ENDED DECEMBER 31,
                                        ---------------   -------------------------------------------
                                         1999     1998     1998      1997     1996     1995     1994
                                        ------   ------   -------   ------   ------   ------   ------
                                                    (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
Total revenue.........................  $1,388   $1,020   $ 2,389   $3,279   $1,575   $1,290   $1,513
Income (loss) from operations.........    (305)    (836)   (1,143)     173     (835)    (524)     144
Net income (loss).....................  $ (315)  $ (880)  $(1,200)  $  136   $ (865)  $ (585)  $   73

                                                                  DECEMBER 31,
                                     JULY 31,    ----------------------------------------------
                                       1999       1998      1997      1996      1995      1994
                                     --------    ------    ------    ------    ------    ------
                                                           (IN THOUSANDS)
BALANCE SHEET DATA:
Cash and cash equivalents..........   $    7     $   51    $   33    $   23    $    7    $   26
Working capital (deficit)..........       51       (563)     (984)     (609)     (475)     (218)
Total assets.......................    3,494      3,819     3,295     2,753     2,954     2,170
Total stockholders' equity.........   $2,813     $2,507    $2,036    $1,831    $1,774    $1,394

ANSOFT

     For a more complete discussion of the financial information presented in the table below, see "Information About Ansoft -- Selected Financial Data of Ansoft" and "Ansoft Corporation Financial Statements and Notes."

                                THREE-MONTH      FISCAL YEAR ENDED
                                  PERIOD          APRIL 30, 1999
                              ENDED JULY 31,     -----------------            FISCAL YEAR ENDED APRIL 30,
                             -----------------       PRO FORMA       ---------------------------------------------
                              1999      1998         COMBINED         1999      1998      1997      1996     1995
                             -------   -------   -----------------   -------   -------   -------   ------   ------
                                                (IN THOUSANDS, EXCEPT PER SHARE DATA)
CONSOLIDATED STATEMENT OF
OPERATIONS DATA:
    Total revenue..........  $ 6,911   $ 5,154        $26,864        $24,475   $26,283   $14,188   $8,695   $6,154
Income (loss) from
  operations...............   (1,508)   (2,221)        (6,953)        (5,605)    2,524    (7,552)     653     (289)
Net income (loss)..........  $  (893)  $(1,292)       $(4,213)       $(2,808)  $ 4,073   $(6,450)  $1,300   $ (305)
Basic net income (loss)
  per share................  $ (0.08)  $ (0.11)       $ (0.37)       $ (0.25)  $  0.42   $ (0.81)  $ 0.21   $(0.06)
Diluted net income (loss)
  per share................  $ (0.08)  $ (0.11)       $ (0.37)       $ (0.25)  $  0.39   $ (0.81)  $ 0.19   $(0.06)
Weighted average shares
  outstanding -- basic.....   11,383    11,524         11,422         11,310     9,681     7,955    6,235    5,528
Weighted average shares
  outstanding -- diluted...   11,383    11,524         11,422         11,310    10,521     7,955    6,873    5,528

                                                                APRIL 30,
                                 JULY 31    --------------------------------------------------
                                  1999       1999       1998       1997       1996       1995
                                 -------    -------    -------    -------    -------    ------
                                                        (IN THOUSANDS)
CONSOLIDATED BALANCE SHEET
  DATA:
Cash and cash equivalents......  $ 2,657    $ 2,489    $20,677    $   312    $10,728    $  116
Working capital (deficit)......   15,581     16,699     27,579     (1,936)    11,931       593
Total assets...................   51,963     52,630     49,180     21,951     15,391     1,792
Total stockholders' equity.....   39,580     40,863     45,520     14,917     14,291     1,161

UNAUDITED COMPARATIVE PER COMMON SHARE DATA

     The following table sets forth certain historical per share data of Ansoft and Pacific Numerix and combined per share data on an unaudited pro forma basis after giving effect to the business combination on a purchase basis of accounting, assuming that .09236 shares of Ansoft common stock are issued in exchange for one share of Pacific Numerix common stock and .15655 shares of Ansoft common stock are issued in exchange for one share of Pacific Numerix preferred stock in the business combination. This data should be read in conjunction with the selected historical financial data, the unaudited pro forma combined condensed financial data, and the separate historical financial statements of Ansoft and Pacific Numerix and notes (which are included elsewhere in this document). The pro forma combined condensed financial data are not necessarily indicative of the operating results that would have been achieved had the business combination been consummated as of the beginning of the periods presented and should not be construed as representative of results for any future period.

                                                    HISTORICAL
                                             -------------------------    PRO FORMA
                                             ANSOFT    PACIFIC NUMERIX    COMBINED
                                             ------    ---------------    ---------
Book value per share as of the most recent
  period end(2)............................  $ 3.39        $ 0.54          $ 3.39
Income (loss) per share from operations for
  most recent fiscal year end(1)...........  $(0.50)       $(0.22)         $(0.61)
Income (loss) per share from operations for
  most recent period end(2)................  $(0.13)       $ 0.01          $(0.14)
Unaudited Equivalent Pro Forma
  Combined--Pacific Numerix
Book value per share as of the most recent
  period end(3)............................                                $ 0.32
Income (loss) from operations per share for
  the most recent fiscal year end(3).......                                $(0.06)
Income (loss) from operations per share for
  most recent period end(3)................                                $(0.01)

-------------------------

(1) Ansoft's most recent fiscal year end is April 30, 1999. Pacific Numerix's most recent fiscal year end is December 31, 1998.

(2) The most recent period end is the three-months ended July 31, 1999 for both Ansoft and Pacific Numerix.

(3) The unaudited equivalent pro forma per share amounts are calculated by multiplying Ansoft pro forma per share amounts by the assumed weighted average exchange ratio of .09430 for each outstanding share of Pacific Numerix stock. This ratio is used for disclosure purposes in this document. The actual average exchange ratio for each holder of PNC stock will depend on the holder's mix of common and preferred stock as the exchange ratio is .09236 and .15655 for common and preferred stock respectively.

     Ansoft currently intends to retain the earnings from operations for use in the operation of its business and does not anticipate paying cash dividends with respect to its Common Stock in the foreseeable future. The board will determine payment of any future dividends in light of the then current conditions, including the Ansoft's earnings and financial condition.

                                  RISK FACTORS

     BEFORE YOU INVEST IN ANSOFT'S COMMON STOCK, YOU SHOULD BE AWARE THAT THERE ARE VARIOUS RISKS, INCLUDING THOSE DESCRIBED BELOW. YOU SHOULD CONSIDER CAREFULLY THESE RISK FACTORS TOGETHER WITH ALL OF THE OTHER INFORMATION INCLUDED IN THIS PROSPECTUS BEFORE YOU DECIDE TO PURCHASE SHARES OF ANSOFT'S COMMON STOCK.

WE MAY BE UNABLE TO
SUCCESSFULLY COMPETE IN THE
HIGHLY COMPETITIVE
ELECTRONIC DESIGN AUTOMATION
("EDA") SOFTWARE MARKET        The electronic design automation software market
                               in which Ansoft competes is intensely competitive and subject to rapid change. In general, competition comes from major EDA vendors, many of which have a longer operating history, significantly greater financial, technical and marketing resources, greater name recognition and a larger installed customer base than Ansoft.
                               These companies also have established
                               relationships with current and potential customers of Ansoft. Ansoft's software products currently compete with certain software offerings from Hewlett-Packard Corporation ("HP"). Ansoft also competes directly with certain major EDA vendors and privately-held companies which also provide competing products. Ansoft also competes, on a limited basis, with the internal development groups of its existing and potential customers, many of which design and develop customized design tools for their particular needs. In addition, the EDA industry has become increasingly concentrated in recent years as a result of acquisitions, and further concentration within the EDA industry could result in increased competition for Ansoft. Increased competition could result in price reductions, reduced margins or loss of market share, any of which could seriously harm Ansoft's business, operating results or financial condition. Ansoft may be unable to compete successfully against current and future competitors, and competitive pressures faced by Ansoft could seriously harm Ansoft's business, operating results and financial condition.

WE HAVE A HISTORY OF LOSSES
AND OUR FUTURE OPERATING
RESULTS ARE UNCERTAIN          Ansoft has incurred net losses in each fiscal
                               year since its founding with the exception of fiscal 1998 and 1996. There can be no assurance that Ansoft's revenue and net income will grow or be sustained in future periods or that Ansoft will remain profitable in any future period.
                               Future operating results will depend on many factors, including the degree and the rate of growth of the markets in which Ansoft competes and the accompanying demand for Ansoft's products, the level of product and price competition, the ability of Ansoft to develop and market new products and to control costs, the ability of Ansoft to expand its direct sales force and the ability of Ansoft to attract and retain key personnel.

OUR QUARTERLY OPERATING
RESULTS ARE DIFFICULT TO
PREDICT We are unable to accurately forecast our future revenues primarily because of the emerging nature of the market in which we compete. Our revenues and operating results generally depend on the size, timing and structure of significant licenses. These factors have historically been, and are likely to continue to be, difficult to forecast. In addition, our current and future expense levels are based largely on our operating plans and estimates of future revenues and are, to a extent, fixed. We may be unable to adjust spending sufficiently quickly to compensate for any unexpected revenue shortfall. Accordingly, any significant shortfall in revenues in relation to our planned expenditures would seriously harm our business, financial condition and results of operations. Such shortfalls in our revenue or operating results from levels expected by public market analysts and investors could seriously harm the trading price of our common stock. Additionally, we may not learn of such revenue shortfalls, earnings shortfalls or other failure to meet market expectations until late in a fiscal quarter, which could result in an even more immediate and serious harm to the trading price of our common stock. Our quarterly operating results have varied, and it is anticipated that our quarterly operating results will vary, substantially from period to period depending on various factors, many of which are outside our control. Due to the foregoing factors, we cannot predict with any significant degree of certainty our quarterly revenue and operating results. Further, we believe that period-to-period comparisons of our operating results are not necessarily a meaningful indication of future performance.

OUR STOCK PRICE IS
EXTREMELY VOLATILE             The trading price of our common stock has
                               fluctuated significantly in the past, and the trading price of our common stock is likely to be highly volatile and could be subject to wide fluctuations in price in response to such factors as:

                                    -- Actual or anticipated fluctuations in our
                                       operating results;

                                    -- Announcements of technological
                                       innovations and new products by us or our competitors;

                                    -- New contractual relationships with
                                       strategic partners by us or our
                                       competitors;

                                    -- Proposed acquisitions by us or our
                                       competitors; and

                                    -- Financial results that fail to meet
                                       public market analyst expectations of
                                       performance.

                               In addition, the stock market in general, and The Nasdaq National Market and the market for technology companies in particular has experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of such companies. These broad market and industry factors may seriously harm the market price of our common stock in future periods.

BUSINESSES WE ACQUIRE MAY
NOT PERFORM AS PROJECTED       We have acquired or merged with a number of
                               companies in recent years, including the acquisitions of: a majority interest in Pacific
                               Numerix, Compact Software, Inc., the Electronic
                               Business Unit of MacNeal Schwendler Company and
                               Boulder Microwave Technologies, and as part of our efforts to increase revenue and expand our product and services offerings we may acquire additional companies. In addition to direct costs, acquisitions pose a number of risks, including potential dilution of earnings per share, delays and other problems of integrating the acquired products and employees into our business, the failure to realize expected synergies or cost savings, the failure of acquired products to achieve projected sales, the drain on management time for acquisition-related activities, possible adverse effects on customer buying patterns due to uncertainties resulting from an acquisition, and assumption of unknown liabilities. The foregoing factors could seriously harm our business, financial condition and results of operations.

RISKS ASSOCIATED WITH
COMPANY INVESTMENTS            Ansoft invested a portion of the proceeds of its
                               initial public offering in certain long-, medium- and short-term investment grade, interest-bearing securities. The value of Ansoft's investment in such instruments is subject to the normal risks of interest-bearing investments. Over time, the level of interest rates available in the market changes. As prevailing rates fall, the prices of bonds and other securities that trade on a yield basis tend to rise. Conversely, when prevailing interest rates rise, bond prices generally will fall. Generally, the longer the maturity of a fixed-income security, the higher its yield and the greater its price volatility. As a consequence, the value of the bonds and other instruments held by Ansoft could fluctuate substantially over time, depending upon long-term and short-term trends and interest rates.

WE MAY LOSE COMPETITIVE
ADVANTAGES IF OUR
PROPRIETARY RIGHTS ARE
INADEQUATELY PROTECTED         Ansoft's success depends, in part, upon its
                               proprietary technology. We rely on a combination of patents, trade secrets, copyrights, trademarks and contractual commitments to protect our proprietary rights in our software products. We generally enter into confidentiality or license agreements with our employees, distributors and customers, and limit access to and distribution of our software, documentation and other proprietary information. Despite these precautions, a third party may still copy or otherwise obtain and use our products or technology without authorization, or develop similar technology independently. In addition, effective patent, copyright and trade secret protection may be unavailable or limited in certain foreign countries. It is possible that we may fail to adequately protect our proprietary rights. This would seriously harm Ansoft's business, operating results and financial condition.

WE MAY BE UNABLE TO ATTRACT
AND RETAIN THE KEY
MANAGEMENT AND TECHNICAL
PERSONNEL THAT WE NEED TO
SUCCEED Ansoft's future operating results depend in large part upon the continued services of its key technical and management personnel, including Dr. Zoltan J. Cendes, a founder, Chairman of the Board of Directors and Chief Technology Officer of Ansoft. Ansoft does not have employment contracts with Dr. Cendes or any other executive officer. Ansoft maintains key-man life insurance with respect to Dr. Cendes in the amount of $5,000,000. Ansoft's future success will also depend in large part on its ability to continue to attract and retain highly skilled technical, marketing and management personnel. The competition for such personnel, as well as for qualified EDA engineers, is intense. If Ansoft is unable to attract, hire and retain qualified personnel in the future, the development of new products and the management of Ansoft's increasingly complex business would be impaired. This could seriously harm Ansoft's business, operating results and financial condition.

WE HAD PREVIOUSLY DEPENDED
UPON THIRD-PARTY
INTERNATIONAL DISTRIBUTORS
AND HAVE RECENTLY SHIFTED
OUR DISTRIBUTION MODEL TO
THE USE OF DIRECT SALES
PERSONNEL IN INTERNATIONAL
MARKETS A significant portion of Ansoft's license and service revenue results from a limited number of international distributors. During fiscal 1999, 1998 and 1997, revenue from international distributors accounted for approximately 10%, 19%, and 19%, respectively, of Ansoft's total revenue. Ansoft's distributors are not obligated to purchase products from Ansoft and may also represent other products. Ansoft has recently shifted its distribution model to the use of direct sales personnel in international markets. It is possible that we may fail to sustain or increase revenue previously derived from third-party international distributors and, consequently, seriously harm our business, financial condition and results of operations.

WE DEPEND ON INTERNATIONAL
SALES FOR A SIGNIFICANT
PERCENTAGE OF OUR REVENUE      International revenue, principally from Asian
                               customers, accounted for approximately 52% and 51% of our total revenue in the three-month period ended July 31, 1999 and 1998, respectively. We expect that international license and service revenue will continue to account for a significant portion of our total revenue for the foreseeable future. Our international business activities are subject to a variety of potential risks, including:

                                    -- The impact of recessionary environments
                                       in foreign economies;

                                    -- Longer receivables collection periods and
                                       greater difficulty in accounts receivable collection;

                                    -- Difficulties in staffing and managing
                                       foreign operations;

                                    -- Political and economic instability;

                                    -- Unexpected changes in regulatory
                                       requirements;

                                    -- Reduced protection of intellectual
                                       property rights in some countries; and

                                    -- Tariffs and other trade barriers.

                               Currency exchange fluctuations in countries in which we license our products could also seriously harm our business, financial condition and results of operations by resulting in pricing that is not competitive with products priced in local currencies. Furthermore, we may not be able to continue to generally price our products and services internationally in U.S. dollars because of changing sovereign restrictions on importation and exportation of foreign currencies as well as other practical considerations. In addition, the laws of certain countries do not protect our products and intellectual property rights to the same extent, as do the laws of the United States. Moreover, it is possible that we may fail to sustain or increase revenue derived from international licensing and service or that the foregoing factors will seriously harm our future international license and service revenue, and, consequently, seriously harm our business, financial condition and results of operations.

WE NEED TO SUCCESSFULLY
MANAGE OUR EXPANDING
OPERATIONS                     Ansoft has experienced rapid growth in recent
                               years which has placed and could continue to place a significant strain on the its managerial and other resources. Revenues have grown from $6.2 million in fiscal 1995 to $24.4 million in fiscal year 1999, and the number of employees has grown from 69 in April 1996 to 234 as of July 31, 1999. Ansoft's ability to manage growth effectively will require it to continue to improve its operational and financial systems, hire and train new employees and add additional space, both domestically and internationally.
                               Ansoft may not be successful in addressing such risks, and the failure to do so would seriously harm Ansoft's business, financial condition and results of operations.

WE DEPEND ON THE GROWTH OF
THE COMMUNICATIONS,
SEMICONDUCTOR AND
ELECTRONICS INDUSTRIES         Ansoft is dependent upon the communications and
                               semiconductor industry and, more generally, the electronics industry. These industries are characterized by rapid technological change, short product life cycles, fluctuations in manufacturing capacity and pricing and gross margin pressures. Segments of these industries have from time to time experienced significant economic downturns characterized by decreased product demand, production over-capacity, price erosion, work slowdowns and layoffs. While these industries have experienced an extended period of significant economic growth over the past few years, such economic growth may not continue, and if it does not, any downturn could be especially severe on Ansoft. During such downturns, the number of new integrated circuit design projects often decreases. Because acquisitions of new licenses from Ansoft are largely dependent upon the commencement of new design projects, any slowdown in these industries could seriously harm
                               Ansoft's business, financial condition and results of operations.

ERRORS IN OUR SOFTWARE
PRODUCTS COULD RESULT IN
LOSS OF MARKET SHARE OR
FAILURE TO ACHIEVE
MARKET ACCEPTANCE              Software products as complex as those offered by
                               Ansoft may contain defects or failures when introduced or when new versions are released.
                               Ansoft has in the past discovered software defects in certain of its products and may experience delays or lost revenue to correct such defects in the future. Despite testing by Ansoft, errors may still be found in new products or releases after commencement of commercial shipments, resulting in loss of market share or failure to achieve market acceptance. Any such occurrence could seriously harm Ansoft's business, financial condition and results of operations.

WE ARE CONTROLLED BY OUR
PRINCIPAL STOCKHOLDERS AND
MANAGEMENT WHICH MAY LIMIT
YOUR ABILITY TO INFLUENCE
STOCKHOLDER MATTERS            Our executive officers, directors and principal
                               stockholders own approximately 49% of the outstanding shares of Ansoft common stock. As a result, they have the ability to effectively control us and direct our affairs, including the election of directors and approval of significant corporate transactions. This concentration of ownership also may have the effect of delaying, deferring or preventing a change in control of our company and may make some transactions more difficult or impossible without the support of these stockholders. The interests of these stockholders may conflict with those of other stockholders.

ANTI-TAKEOVER PROVISIONS IN
ANSOFT'S CERTIFICATE OF
INCORPORATION, BYLAWS, AND
UNDER DELAWARE LAW COULD
PREVENT AN ACQUISITION OF
ANSOFT We have adopted a number of provisions that could have anti-takeover effects. The Board of Directors has the authority to issue up to 1,000,000 shares of Preferred Stock without any further vote or action by Ansoft's stockholders. This and other provisions of Ansoft's Certificate of Incorporation, Bylaws and Delaware Law may have the effect of deterring hostile takeovers or delaying or preventing changes in control or management, including transactions in which the stockholders of the Ansoft might otherwise receive a premium for their shares over then current market prices.

                           FORWARD-LOOKING STATEMENTS

     This document, including information incorporated by reference, contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements relate to expectations concerning matters that are not historical facts. Words such as "projects," "believes," "anticipates," "plans," "expects," "intends," and similar words and expressions are intended to identify forward-looking statements. Although each of Ansoft and Pacific Numerix believes that such forward-looking statements are reasonable, neither can assure you that such expectations will prove to be correct. Important language regarding factors that could cause actual results to differ materially from such expectations are disclosed herein including, without limitation, in the "Risk Factors" beginning on page 10. All forward-looking statements attributable to Ansoft or Pacific Numerix are expressly qualified in their entirety by such language. Neither Ansoft nor Pacific Numerix undertakes any obligation to update any forward-looking statements.

                              THE SPECIAL MEETING
               OF THE STOCKHOLDERS OF PACIFIC NUMERIX CORPORATION

DATE, TIME AND PLACE OF THE SPECIAL MEETING

     Pacific Numerix will hold the special meeting at 8:00 a.m., local time, on December 17, 1999, at the offices of Buchanan Ingersoll Professional Corporation, One Oxford Centre, Pittsburgh, PA 15219. You are being furnished with a copy of this proxy statement/prospectus and a proxy card so that you can vote your shares if you do not attend the special meeting.

MATTERS TO BE CONSIDERED AT THE SPECIAL MEETING

     At the special meeting, Pacific Numerix stockholders will:

     1. Vote on the approval of the Merger Agreement; and

     2. Transact such other business as may properly come before the meeting or any adjournment thereof.

VOTING AT THE SPECIAL MEETING; RECORD DATE; QUORUM

     The board of directors has fixed the close of business on October 31, 1999, as the record date for the determination of stockholders of Pacific Numerix entitled to notice of and to vote at the special meeting and at any adjournment or postponement thereof. Only holders of record on the record date will be entitled to vote at the special meeting. As of October 31, 1999, Pacific Numerix had 5,030,784 shares of common stock outstanding and 157,000 shares of preferred stock outstanding. In connection with the special meeting please note the following:

     - each common stockholder of record on October 31, 1999 is entitled to cast one vote per common share;

     - each preferred stockholder of record on October 31, 1999 is entitled to cast one vote per preferred share;

     - stockholders may vote their shares at the special meeting either in person or by proxy;

     - the presence, in person or by proxy, of the holders of a majority of the outstanding common and preferred stock of Pacific Numerix entitled to vote at the special meeting is necessary to constitute a quorum at the special meeting. If a quorum is not present or represented at the special meeting, the stockholders entitled to vote who are present in person or by proxy, may, by majority vote, adjourn the special meeting from time to time until a quorum is present or represented;

     - the merger agreement must be adopted by the affirmative vote of the holders of a majority of the combined voting power of shares of Pacific Numerix common and preferred stock entitled to vote; and

     - Pacific Numerix management believes that all of the votes of the shares of common and preferred stock held by Ansoft, 3,905,514 votes as of the record date, or approximately 75% of the combined voting power of all Pacific Numerix common and preferred stock, will be voted in favor of the merger agreement.

PROXIES

     WHO IS SOLICITING PROXIES? Pacific Numerix is furnishing you with this proxy statement/prospectus in connection with the solicitation of proxies by and on behalf of the Pacific Numerix board of directors for use at the special meeting.

     HOW WILL THE PROXIES BE VOTED? Proxies in the form enclosed, which are properly executed and returned and not subsequently revoked, will be voted at the special meeting. These proxies will be voted in accordance with the directions specified on the proxies. If no directions are indicated on a properly executed proxy, such proxy will be voted for approval of the merger agreement.

     If any other matters are properly presented at the special meeting for consideration, the persons named in the enclosed forms of proxy will have discretion to vote on such matters in accordance with their best judgment. However, proxies voting against a specific proposal may not be used by the persons named in the proxies to vote for adjournment of the meeting for the purpose of giving management additional time to solicit votes to approve such proposal.

     HOW DO I REVOKE MY PROXY? The grant of a proxy on the enclosed form does not preclude you from attending the special meeting and voting in person. You may revoke a proxy at any time before it is voted by:

     - delivering a written notice of revocation bearing a later date than the proxy before the vote is taken at the special meeting

     - duly executing a later-dated proxy relating to the same shares of common or preferred stock and delivering it as indicated below before the vote is taken at the special meeting

     - attending the special meeting and voting in person

     Attendance at the special meeting will not in and of itself constitute a revocation of a proxy. Any written notice of revocation or subsequent proxy must be delivered to Pacific Numerix, Attention: Anthony Ryan, Secretary, before the vote is taken at the special meeting.

     WHO IS PAYING FOR THE SOLICITATION? Pacific Numerix will bear all expenses of the solicitation of proxies for the special meeting. In addition to solicitation by use of the mails, proxies may be solicited from stockholders by Pacific Numerix directors, officers and employees. Solicitation may take place in person or by telephone, facsimile or other means of communication. Such directors, officers and employees will not be additionally compensated, but may be reimbursed for reasonable out-of-pocket expenses in connection with such solicitation.

     HOW ARE ABSTENTIONS TREATED? Abstentions will be tabulated separately and will be counted as present at the meeting for purposes of determining whether a quorum is present at the special meeting. Because the agreement requires the approval of the holders of at least a majority of the voting power of the outstanding shares of Pacific Numerix common and preferred stock, abstentions will have the effect of votes against approval of the agreement.

                                  PROPOSAL 1:

                                   THE MERGER

     At the special meeting, you will be asked to approve the merger agreement, in which a wholly-owned subsidiary of Ansoft will merge with and into Pacific Numerix. As a result of the merger, Pacific Numerix will become a wholly-owned subsidiary of Ansoft. Pacific Numerix's and Ansoft's board of directors have each unanimously approved the merger agreement. The merger agreement is attached as Annex A to this proxy statement/ prospectus.

BACKGROUND OF THE MERGER

     Following extensive negotiations between Ansoft and certain major stockholders of Pacific Numerix, on April 28, 1999, Ansoft purchased from certain then current stockholders of Pacific Numerix 3,789,014 shares of Pacific Numerix common stock and 116,500 shares of Pacific Numerix preferred stock. The purchase price per share of such purchase was 0.09236 shares of Ansoft common stock for each share of Pacific Numerix common stock, and .15655 shares of Ansoft common stock for each share of Pacific Numerix preferred stock, for a total of 372,442 shares of Ansoft common stock, the same conversion ratio that is being offered by Ansoft pursuant to this proxy statement/ prospectus. The Ansoft common stock was issued pursuant to exemptions from the registration requirements of the 1933 Securities Act, pursuant to Section 4(2) thereof and Regulation D promulgated thereunder concerning transactions not involving a public offering. Officers of Ansoft thereafter assumed the management and operation of Pacific Numerix, paid off its outstanding debt, and began to integrate Pacific Numerix's product marketing and development within Ansoft's established product marketing and development structure.

     On September 9, 1999, the board of directors of Pacific Numerix (by this time consisting of Nicholas Csendes and Zoltan Cendes, both officers of Ansoft) concluded that the merger is in the best interests of Pacific Numerix and its stockholders (other than Ansoft). The board considered all of the information and factors described below, which constituted all of the material information and factors known to the board at that time, in deciding to approve the merger. In reaching this conclusion, the board based its recommendation upon the totality of the information and factors presented to it or otherwise known to its members.

     FOR THE REASONS SET FORTH ABOVE AND ELSEWHERE IN THIS PROXY
STATEMENT/PROSPECTUS, THE PACIFIC NUMERIX BOARD OF DIRECTORS RECOMMENDS THAT STOCKHOLDERS VOTE FOR APPROVAL OF THE MERGER AGREEMENT.

PACIFIC NUMERIX REASONS FOR THE MERGER

     Pacific Numerix's board has determined that the terms of the merger and the merger agreement are fair to, and in the best interests of, Pacific Numerix and its stockholders. Accordingly, Pacific Numerix's board has approved the merger agreement and the consummation of the merger and recommends that you vote for approval of the merger agreement and the merger.

     Pacific Numerix's board consulted with its senior management, legal counsel, independent accountants and financial advisers in reaching its decision to approve the merger. Among the factors considered by Pacific Numerix's board in its deliberations were the following:

     - historical information concerning Ansoft's financial performance, results of operations, assets, liabilities, operations, technology, management and competitive position. This information included public reports of Ansoft covering the most recent fiscal year and fiscal quarter;

     - management's view of the financial condition, results of operations, assets, liabilities, businesses and prospects of Ansoft and Pacific Numerix after giving effect to the merger;

     - current market conditions and historical trading information with respect to Ansoft common stock; the terms and conditions of the merger agreement taken as a whole;

     - Ansoft's track record, which clearly demonstrates an ability to compete effectively in the electronic design automation market.

     In addition, the board based its decision, in part, on a presentation of its senior management. The board believed that combining Pacific Numerix and Ansoft would result in the following potential operating synergies and cost savings:

     - elimination of duplicate expenses in sales and marketing, business development, administration, and product development; and

     - increased buying power due to the size of the combined entity.

     The board also identified and considered a variety of potential negative factors in its deliberations concerning the merger, including, but not limited to:

     - the risk to Pacific Numerix's stockholders that the value to be received in the merger could decline significantly due to the fixed exchange ratio;

     - the loss of control over the future operations of Pacific Numerix following the merger;

     - the risk that the potential benefits sought in the merger might not be fully realized;

     - the possibility that the merger might not be consummated and the potential adverse effects of the announcement of the merger on:

        - Pacific Numerix's sales and operating results;

        - Pacific Numerix's ability to attract and retain key employees;

        - the progress of certain strategic initiatives; and

     - the risk that key technical, sales and management personnel might resign following the closing of the merger.

     The board also considered the purchase price of the Pacific Numerix stock in the April 28, 1999 transaction, and concluded that if would be fair to the remaining stockholders of Pacific Numerix to receive substantially the same consideration.

     After due consideration, the board concluded that the potential benefits of the proposed merger outweighed the possible risks and after fully discussing these matters the board determined that Ansoft's offer was justified and proceeded to approve the merger.

     The foregoing discussion of the information and factors considered by the board is not intended to be exhaustive but is believed to include all material factors considered by the board. In view of the complexity and wide variety of information and factors, both positive and negative, considered by the board, it did not find it practical to quantify, rank or otherwise assign relative or specific weights to the factors considered. The board also did not reach any specific conclusion with respect to each of the factors considered, or any aspect of any particular factor. Instead, the board conducted an overall analysis of the factors described above, including thorough discussions with its management and legal and accounting advisors. In considering the factors described above, individual members of the board may have weighed factors differently. The board considered all these factors as a whole and believe the factors support its determination to approve the merger. Accordingly, the board believes the merger is fair to, and in the best interests of, Pacific Numerix and its stockholders and that Pacific Numerix should proceed with the merger.

     During the time period in which Pacific Numerix was engaged in discussions with Ansoft, it did not receive any unsolicited offers regarding a possible business combination with any third parties.

FEDERAL INCOME TAX CONSIDERATIONS

     The following is a discussion of the material federal income tax considerations of the merger that are generally applicable to holders of Pacific Numerix common stock.

     This discussion does not deal with all income tax considerations that may be relevant to you. Some stockholders have particular circumstances such as stockholders who are dealers in securities, foreign persons, banks, insurance companies or tax-exempt entities; stockholders who acquired their shares in connection with previous mergers involving Pacific Numerix or an affiliate; stockholders who hold their shares as part of a hedging, straddle, conversion or other risk reduction transaction; or stockholders who acquired their shares in connection with stock option, stock purchase plans or other compensatory transactions. In addition, the following discussion does not address the tax consequences of transactions effectuated prior to or after the merger (whether or not such transactions are in connection with the merger). Furthermore, no foreign, state or local tax considerations are addressed in this proxy statement/prospectus. The discussion is based on federal income tax law in effect as of the date of this proxy statement/prospectus. These laws could change at any time, possibly with retroactive effectiveness. Neither Pacific Numerix nor Ansoft has requested or will request a ruling from the Internal Revenue Service with regard to any of the tax consequences of the merger.

     Accordingly, Pacific Numerix stockholders are urged to consult their own tax advisors as to the specific tax consequences of the merger. This includes the applicable federal, state, local and foreign tax consequences to them of the merger and applicable tax return reporting requirements.

     - Gain or loss will be recognized by holders of Pacific Numerix common and preferred stock solely upon their receipt of Ansoft common stock and cash in the merger;

     - Each Pacific Numerix stockholder will recognize a gain or loss with respect to each share of Pacific Numerix common or preferred stock surrendered equal to the difference between the stockholder's basis in such share and the sum of 1) the fair market value, as of the effective time of the merger, of the Ansoft common stock received in exchange therefor, and 2) the cash received.

ACCOUNTING TREATMENT

     The business combination will be accounted for under the purchase method of accounting. Ansoft will record the assets and liabilities of Pacific Numerix at their estimated fair value as of the closing date. The remaining intangible assets of approximately $900,000 recorded with respect to the business combination are expected to be amortized over a period of three to seven years following the closing of the business combination.

APPRAISAL RIGHTS

NEVADA LAW

     Record holders of Pacific Numerix common and preferred stock that follow the appropriate procedures are entitled to dissenters' rights under Sections 92A.300 through 92A.500 of the Nevada General Corporation Law (the "Nevada Dissenters' Statute") in connection with the merger.

     The following discussion of the applicable provisions of the Nevada Dissenters' Statute is not intended to be a complete statement of such provisions and is qualified in its entirety by reference to the full text of the Nevada Dissenters' Statute, which is reprinted in its entirety and attached as Appendix B to this joint proxy statement/prospectus. A person having a beneficial interest in shares of Pacific Numerix common or preferred stock that are held of record in the name of another person, such as a bank, broker or other nominee, must act promptly to cause the record holder to follow the steps summarized below properly and in a timely manner if such person wishes to perfect any dissenters' rights such person may have.

     This discussion and Appendix B should be reviewed carefully by any stockholder of Pacific Numerix who wishes to exercise statutory dissenters' rights or who wishes to preserve the right to do so, because failure to strictly comply with any of the procedural requirements of the Nevada Dissenters' Statute may result in a termination or waiver of dissenters' rights under the Nevada Dissenters' Statute.

     Under the Nevada Dissenters' Statute, each Pacific Numerix stockholder has the right to dissent from the merger and demand payment of the fair value of his or her shares of Pacific Numerix common or preferred stock. If a stockholder elects to dissent, the stockholder must file with Pacific Numerix a written notice of dissent stating that such stockholder intends to demand payment for his or her shares if the merger is consummated. Such written notice of dissent must be filed with Pacific Numerix before the vote of Pacific Numerix stockholders on the merger. If a stockholder fails to comply with this notice requirement or votes in favor of the proposed transaction the stockholder will not be entitled to appraisal rights. The "fair value" of the shares as used in the Nevada Dissenters' Statute is determined as of the day prior to the Pacific Numerix stockholder meeting being held to vote upon the merger.

     Within 10 days after the effective date of the merger, Ansoft will give written notice of the effective date of the merger by certified mail to each stockholder who filed a written notice of dissent, except for any stockholder who voted for or consented in writing to the merger. The notice must also state where demand for payment must be sent and where share certificates shall be deposited, among other information. Within the time period set forth in the notice, which may not be less than 30 days nor more than 60 days following the date notice is delivered, the dissenting stockholder must make a written demand on Ansoft for payment of the fair value of his or her shares and deposit his or her share certificates in accordance with the notice.

     Within 30 days after the receipt of demand for the fair value of the dissenter's shares, Ansoft will mail to each dissenting stockholder Pacific Numerix's financial statements as of the end of the last fiscal year ending not more than 16 months before the date of payment and the latest available interim financial statements, if any. These financial statements will be accompanied by payment in cash of fair value of such stockholder's shares as determined by Ansoft, plus accrued interest.

     A dissenting stockholder, within 30 days following receipt of payment for the shares, may send Ansoft a notice containing such stockholder's own estimate of fair value and accrued interest, and demand payment for that amount less the amount received pursuant to Ansoft's payment of fair value to such stockholder.

     If a demand for payment remains unsettled, Ansoft shall petition the court to determine fair value and accrued interest. If Ansoft fails to commence an action within 60 days following the receipt of the stockholder's estimate of fair value, Ansoft shall pay to the stockholder the amount demanded by the stockholder in the stockholder's notice containing the stockholder's estimate of fair value and accrued interest.

     All dissenting stockholders, whether residents of Nevada or not, must be made parties to the action and the court shall render judgment for the fair value of their shares. Each party must be served with the petition. The judgment shall include payment for the amount, if any, by which the court finds the fair value of his shares, plus interest, exceeds the amount already paid. If the court finds that the demand of any dissenting stockholder for payment was arbitrary, vexatious or otherwise not in good faith, the court may assess costs, including reasonable fees of counsel and experts, against such stockholder. Otherwise the costs and expenses of bringing the appraisal action will be determined by the court and will be apportioned and assessed as the court may find equitable upon the parties or any of them. In addition, reasonable fees and expenses of counsel and experts may be assessed against Ansoft if the court finds that it did not substantially comply with the requirements of the Nevada Dissenters' Statute or that it acted arbitrarily, vexatiously or not in good faith.

DELAWARE LAW

     Delaware law provides appraisal rights to stockholders of Delaware corporations in certain situations. Delaware law does not provide appraisal rights to stockholders of a corporation, such as Ansoft, that issues shares in connection with a merger but is not itself a constituent corporation in the merger.

LISTING OF ANSOFT COMMON STOCK TO BE ISSUED IN THE MERGER

     It is a condition to the consummation of the merger that the shares of Ansoft common stock to be issued in the merger be approved for listing on The Nasdaq National Market. A description of Ansoft's common stock is provided on
page   .

RESTRICTION ON RESALES OF ANSOFT COMMON STOCK

     The Ansoft common stock to be issued in the merger will have been registered under the Securities Act, thereby allowing such shares to be freely traded without restriction by all former holders of Pacific Numerix common stock who are not "affiliates" of Pacific Numerix at the time of the special meeting and who do not become "affiliates" of Ansoft after the merger. Persons who may be deemed to be affiliates of Ansoft or Pacific Numerix generally include individuals or entities that control, are controlled by, or are under common control with, such party and may include certain officers and directors of Ansoft and Pacific Numerix, as well as significant stockholders.

     Shares of Ansoft common stock received by those stockholders of Pacific Numerix who are deemed to be affiliates of Pacific Numerix may be resold without registration under the Securities Act only as permitted by Rule 145 under the Securities Act or as otherwise permitted under the Securities Act.

     This document does not cover resales of Ansoft common stock received by any person who may be deemed to be an affiliate of Ansoft or Pacific Numerix.

THE MERGER AGREEMENT

     THE FOLLOWING IS A BRIEF SUMMARY OF THE MATERIAL PROVISIONS OF THE MERGER AGREEMENT. A COPY OF THE MERGER AGREEMENT IS ATTACHED AS APPENDIX A TO THIS DOCUMENT AND INCORPORATED HEREIN BY REFERENCE. YOU ARE URGED TO READ THE MERGER AGREEMENT IN ITS ENTIRETY FOR A MORE COMPLETE DESCRIPTION OF THE MERGER. IN THE EVENT OF ANY DISCREPANCY BETWEEN THE TERMS OF THE MERGER AGREEMENT AND THE FOLLOWING SUMMARY, THE MERGER AGREEMENT WILL CONTROL.

THE MERGER

     Following the approval and adoption of the merger agreement by the stockholders of Pacific Numerix and the satisfaction or waiver of the other conditions to the merger, Pacific Numerix will merge with a wholly-owned subsidiary of Ansoft. Pacific Numerix will continue as the surviving corporation and a wholly-owned subsidiary of Ansoft.

THE EFFECTIVE TIME

     As soon as practicable on or after the closing of the merger, the parties will cause the merger to become effective by filing a certificate of merger with the Delaware Secretary of State and the Nevada Secretary of State. The parties anticipate that this will occur on December 17, 1999.

DIRECTORS AND OFFICERS OF PACIFIC NUMERIX AFTER THE MERGER

     At the effective time, the new directors of Pacific Numerix will be the following: Zolton Cendes and Nicholas Csendes; and the officers of Pacific Numerix shall be: Nicholas Csendes, President, and Anthony Ryan, Secretary and Treasurer.

CONVERSION OF SHARES IN THE MERGER

     At the effective time, each outstanding share of Pacific Numerix common stock will be automatically canceled and converted into the right to receive
0.09236 shares of Ansoft common stock and each outstanding share of Pacific Numerix preferred stock will be automatically canceled and converted into the right to receive .15655 shares of Ansoft common stock, except that shares of Pacific Numerix common and preferred stock held immediately prior to the effective time by Pacific Numerix or Ansoft shall be canceled. However, if the number of Ansoft shares that the holder is entitled to receive is not evenly divisible by ten (10), the holder shall receive that number of Ansoft shares by rounding down to the nearest number divisible by ten (10) and the remaining number of shares, including any fractional share, that the holder has the right to receive will be paid in cash at a value of $6.95 per Ansoft share. For example, if a holder is entitled to receive 147 shares of Ansoft common stock, such holder would receive 140 shares of Ansoft common stock and $48.65 in cash. In addition, the exchange ratio will be further adjusted to reflect the effect of any stock split, stock dividend, reorganization, recapitalization, reclassification or other like change with respect to either Ansoft common stock or Pacific Numerix common stock that may occur on or after the date of this document but prior to the merger.

PACIFIC NUMERIX'S STOCK OPTION AND STOCK PURCHASE PLANS

     At the effective time, each outstanding option to purchase shares of Pacific Numerix common stock under Pacific Numerix's Incentive Stock Option Plan will be canceled by Ansoft regardless of whether they are exercisable.

PROCEDURES FOR EXCHANGING STOCK CERTIFICATES

     Promptly after the effective time, Ansoft will mail to the holders of record of Pacific Numerix stock certificates, (1) a letter of transmittal and
(2) instructions on how to surrender Pacific Numerix stock certificates in exchange for certificates representing shares of Ansoft common stock, cash for fractional shares and any dividends or other distributions that they may be entitled to receive under the merger agreement. HOLDERS OF PACIFIC NUMERIX STOCK SHOULD NOT SURRENDER THEIR PACIFIC NUMERIX STOCK CERTIFICATES UNTIL THEY RECEIVE THE LETTER OF TRANSMITTAL FROM ANSOFT.

     Upon surrendering their Pacific Numerix stock certificates to Ansoft for cancellation, together with the letter of transmittal and any other documents required by the exchange agent, the holders of Pacific Numerix stock certificates will be entitled to receive a certificate representing that number of whole shares of Ansoft common stock which that holder has the right to receive. Until surrendered to the exchange agent, outstanding Pacific Numerix stock certificates will be deemed from and after the effective time to evidence only the right to receive the number of full shares of Ansoft common stock into which the shares of Pacific Numerix common stock have converted.

DISTRIBUTIONS WITH RESPECT TO UNEXCHANGED SHARES

     Until each Pacific Numerix stockholder surrenders his Pacific Numerix stock certificate in exchange for an Ansoft stock certificate, that stockholder will not receive any dividends or other distributions declared or made by Ansoft after the effective time of the merger. However, once that stockholder surrenders his or her Pacific Numerix stock certificate to the exchange agent, he or she will receive (1) an Ansoft stock certificate, (2) cash as payment for fractional shares, and (3) cash, without interest, as payment for any dividends or other distributions declared or made by Ansoft after the effective time of the merger.

NO FRACTIONAL SHARES

     No fractional shares of Ansoft common stock will be issued because of the merger. Instead, each Pacific Numerix stockholder who would be entitled to a fractional share of Ansoft common stock will receive cash. The amount of cash to be received by such Pacific Numerix stockholder will be determined as described above in the Section "Conversion of Shares in the Merger."

DIRECTOR AND OFFICER INDEMNIFICATION

     From and after the effective time of the merger, Pacific Numerix will continue to fulfill its obligations under any indemnification agreements with its directors and officers that existed as of the effective time of the merger and any indemnification provisions under Pacific Numerix's organizational documents that were in effect on the date of the merger agreement.

     The articles of incorporation and bylaws of Pacific Numerix following the merger will contain provisions relating to exculpation and indemnification that are at least as favorable to the indemnified directors and officers as those contained in Pacific Numerix's organizational documents that were in effect on the date of the merger agreement. These indemnification provisions will not be amended, repealed or otherwise modified for three years after the effective time of the merger if such modification would adversely affect the rights of individuals who were directors, officers, employees or agents of Pacific Numerix immediately prior to the effective time of the merger, unless such modification is required by law.

CONDITIONS TO THE MERGER

     The obligations of Ansoft and Pacific Numerix to effect the merger are subject to the satisfaction of the following conditions:

     -- Pacific Numerix's stockholders approve the merger;

     -- the Commission declares the registration statement effective and no stop order suspending the effectiveness of the registration statement shall have been issued and no proceeding for that purpose, and no similar proceeding in respect of this document, shall have been initiated or threatened in writing by the Commission;

     -- no governmental entity enacts, issues, promulgates, enforces or enters any statute, rule, regulation, executive order, decree, injunction or other order which is in effect and which makes the merger illegal or otherwise prohibits consummation of the merger;

     If any material condition is waived, Ansoft and Pacific Numerix will amend this document and resolicit the vote of Pacific Numerix's stockholders holders.

TERMINATION

     The merger agreement may be terminated at any time prior to the effective time of the merger, whether before or after the requisite approval of the stockholders of Pacific Numerix has been obtained:

     -- by mutual consent authorized by the boards of both Ansoft and Pacific
        Numerix;

     -- by either Pacific Numerix or Ansoft if a governmental entity shall have issued an order, decree or ruling or taken any other action which permanently restrains, enjoins or otherwise prohibits the merger; or

     -- by either Pacific Numerix or Ansoft if the required approval of Pacific
        Numerix's stockholders is not obtained, although the right to terminate the merger agreement shall not be available to Pacific Numerix if the failure to obtain stockholder approval shall have been caused by Pacific Numerix in an action or failure to act that constitutes a material breach by Pacific Numerix of the merger agreement.

TERMINATION FEE AND EXPENSES

     Except as set forth below, all fees and expenses incurred in connection with the merger agreement and the merger shall be paid by the party incurring such expenses, whether or not the merger is consummated.

AMENDMENT; WAIVER

     Subject to applicable law, the merger agreement may be amended by the parties at any time by execution of a written instrument signed on behalf of Ansoft and Pacific Numerix. At any time prior to the effective time of the merger, any party may, to the extent legally allowed:

     -- extend the time for the performance of any of the obligations or other acts of the other parties to the merger agreement;

     -- waive any inaccuracies in the representations and warranties made to such party as contained in the merger agreement or in any document delivered pursuant to the merger agreement; and

     -- waive compliance with any of the agreements or conditions for the benefit of such party as contained in the merger agreement.

                       DESCRIPTION OF ANSOFT COMMON STOCK

     Ansoft is at authorized to issue up to 25,000,000 shares of common stock, par value $0.01 per share. Holders of shares of Ansoft common stock are entitled to one vote per share on all matters to be voted on by stockholders. The holders of Ansoft common stock are entitled to receive such dividends, if any, as may be declared from time to time by the Ansoft board of directors out of funds legally available therefor. Upon liquidation or dissolution of Ansoft, the holders of Ansoft common stock are entitled to share ratably in the distribution of assets, subject to the rights of the holders of Ansoft preferred stock, if any. Holders of Ansoft common stock have no preemptive rights, subscription rights or conversion rights. There are no redemption or sinking fund provisions with respect to the Ansoft common stock. As of October 31, 1999, there were approximately 11,726,242 shares of Ansoft common stock outstanding, held by approximately 386 holders of record.

     In addition, Ansoft is authorized to issue shares of preferred stock, $0.01 par value per share, in one or more series as determined by the Ansoft board of directors. No shares of Ansoft preferred stock are currently issued or outstanding. The Ansoft board of directors may, without further action by the stockholders of Ansoft, issue a series of Ansoft preferred stock and fix the rights and preferences of those shares, including the dividend rights, dividend rates, conversion rights, exchange rights, voting rights, terms of redemption, redemption price or prices, liquidation preferences, the number of shares constituting any series and the designation of such series. The rights of the holders of Ansoft common stock will be subject to, and may be adversely affected by, the rights of the holders of any Ansoft preferred stock issued by Ansoft in the future.

                       COMPARATIVE RIGHTS OF STOCKHOLDERS

     Pacific Numerix is currently a Nevada corporation, and the rights of Pacific Numerix's stockholders are governed by Pacific Numerix's articles of incorporation, bylaws and Nevada law. Ansoft is currently a Delaware corporation, and the rights of Ansoft's stockholders are governed by Ansoft's certificate of incorporation, bylaws and Delaware law.

     Currently, the rights and privileges of Pacific Numerix's stockholders are, in many ways, comparable to those of stockholders of Ansoft. Despite the similarities, however, there are differences. The following is a summary of the material differences between the rights of Pacific Numerix's stockholders and the rights of Ansoft's stockholders as of the date of this proxy statement/prospectus. It is not practical to summarize all of the differences between Nevada law and Delaware law here. Therefore, you are advised to review Nevada Law, Delaware Law, the common law, Ansoft's Delaware certificate of incorporation and bylaws, and Pacific Numerix's Nevada articles of incorporation and bylaws. These documents are available as described under "Where You Can Find More Information" on page 107.

DELAWARE LAW AND NEVADA LAW AND CURRENT GOVERNING DOCUMENTS OF ANSOFT AND PACIFIC NUMERIX, RESPECTIVELY

     Under Pacific Numerix's bylaws, the number of directors shall be at least 5 and no more than 20. Under Ansoft's bylaws, the number of directors shall be at least 1. The number of directors shall be fixed by the board of directors. Currently, Pacific Numerix has 2 directors with 4 vacancies, and Ansoft has 6.

CUMULATIVE VOTING

     Under Nevada corporate law, stockholders of a Nevada corporation do not have cumulative voting rights in the election of directors unless the articles of incorporation so provides. Pacific Numerix's Articles of Incorporation does not provide for cumulative voting.

     Under Delaware corporate law, stockholders of a Delaware corporation do not have cumulative voting rights in the election of directors unless the certificate of incorporation so provides. Ansoft's Certificate of Incorporation does not provide for cumulative voting.

SPECIAL MEETINGS OF STOCKHOLDERS

     Nevada law does not specifically address who may call special meetings of stockholders. The Pacific Numerix bylaws provide that special meetings of shareholders may be called by the President, by the directors on written request of two members of the board of directors or by the President at the request of stockholders owning not less than 50% of the outstanding voting shares of the corporation.

     Under Delaware law, a special meeting of stockholders may be called by the board of directors or any other person authorized to do so in the corporation's certificate of incorporation or bylaws. The Ansoft bylaws provide that special meetings of stockholders may be called by the board, the President, or by the holders of shares entitled to cast not less than 20% of the votes at such meeting.

STOCKHOLDER CONSENT IN LIEU OF MEETING

     Nevada corporate law states that, unless otherwise provided in a corporation's articles of incorporation or bylaws, any action required or permitted to be taken at a meeting of the stockholders may be taken without a meeting if a written consent thereto is signed by stockholders holding at least a majority of the voting power, except that if a different proportion of voting power is required for such an action at a meeting, then that proportion of written consent is required. Pacific Numerix's bylaws provide for such action by partial written consent.

     Except as otherwise provided by the certificate of incorporation (and Ansoft's certificate of incorporation is silent on this issue) Delaware corporate law permits any action required or permitted to be taken at any meeting of a corporation's stockholders to be taken without a meeting, without a prior notice and without a vote, upon the written consent of stockholders who would have been entitled to cast the minimum number of votes necessary to authorize such action at a meeting of stockholders at which all stockholders entitled to vote were present and voting.

SPECIAL TRANSACTIONS

     Under Nevada corporate law, unless a greater vote is specified in the certificate of incorporation, the affirmative vote of a majority of the votes cast by stockholders entitled to vote on the matter is required to approve, among other things:

     - certain amendments to a Nevada corporation's articles of incorporation;

     - the sale or other disposition of all or substantially all of a corporation's assets; or

     - the merger or consolidation of the corporation with another corporation.

     Pacific Numerix's Articles of Incorporation does not contain provisions specifying a greater vote requirement. Under Pacific Numerix's Articles of Incorporation, the holders of common stock are entitled to one vote per share and the holders of preferred are currently entitled to 1 vote per share of preferred stock. The holders of the outstanding shares of a class or series are entitled to vote as a class upon any proposed amendment to the articles of incorporation, whether or not entitled to vote thereon by the provisions of the corporation's articles of incorporation, if the amendment would increase or decrease the aggregate number of authorized shares of such series or class, increase or decrease the par value of the shares of such class or series or alter or change the powers, preferences or specific rights of the shares of such series or class so as to adversely affect them.

     Under Delaware corporate law, unless otherwise specified in the certificate of incorporation:

     - an amendment to the certificate of incorporation;

     - the voluntary dissolution of the corporation;

     - a sale or other disposition of all or substantially all of the assets of a corporation; or

     - a merger or consolidation of a stock corporation with another stock corporation, requires the affirmative vote of a majority of the outstanding stock entitled to vote thereon.

     Ansoft's Certificate of Incorporation does not contain any provisions specifying a greater vote requirement.

APPRAISAL/DISSENTERS RIGHTS

     Stockholders of a Nevada corporation who dissent from a merger, consolidation, sale of all or substantially all of the corporation's assets or certain other corporate transactions are generally entitled to appraisal rights. No statutory right of appraisal exists, however, where the stock of the Nevada corporation is (1) listed on a national securities exchange, (2) included in the national market system by the National Association of Securities Dealers, Inc., or (3) is held of record by at least 2,000 holders, unless certain other exceptions apply.

     Stockholders of a Delaware corporation who dissent from a merger or consolidation of the corporation may be entitled to appraisal rights. Stockholders have the right to dissent from such corporate actions and to obtain payment of the fair value of their shares. There are no statutory rights of appraisal with respect to stockholders of a corporation who meet the following conditions:

     (1) The shares held by the stockholders must either be:

        - listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc., or

        - held of record by more than 2,000 stockholders,

     (2) Such stockholders must receive either:

        - shares of stock or depository receipts of the corporation surviving or resulting from the merger or consolidation, or

        - shares of stock or depository receipts of any other corporation, and

     (3) At the effective date of the merger or consolidation the stock or depository receipts received by the stockholders must be either:

        - listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc., or

        - held of record by more than 2,000 stockholders (or cash in lieu of fractional share interests therein).

     Ansoft stockholders are not entitled to appraisal rights because they have no right to vote on the proposed merger.

LIMITATION OF LIABILITY OF DIRECTORS AND INDEMNIFICATION

     Nevada law allows a corporation, through its articles of incorporation, to limit or eliminate the personal liability of directors and officers to the corporation and its stockholders for damages for breach of fiduciary duty. However, this provision excludes any limitation on liability for acts or omissions which involve intentional misconduct, fraud or a knowing violation of law or the unlawful payment of a dividend or other distribution on the corporation's capital stock, or the unlawful purchase of its capital stock.

     The General Corporation Law of Nevada provides that a corporation may indemnify any person made a party or threatened to be made a party to any type of proceedings, other than certain actions by or in right of the corporation, because he or she is or was a director, officer, employee or agent of the corporation or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, against expenses, judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with such proceeding if such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation; or in a criminal proceeding, if he or she had no reasonable cause to believe his or her conduct was unlawful. Expenses incurred by an officer or director, or other employees or agents as deemed appropriate by the board of directors, in defending civil or criminal proceedings may be paid by the corporation in advance of the final disposition of such proceeding upon receipt of an undertaking by or on behalf of such person to repay such amount if it is ultimately determined that such person is not entitled to be indemnified by the corporation. To indemnify a party, the corporation must determine that the party met the applicable standards of conduct. The Pacific Numerix Articles of Incorporation and bylaws provide for limitation of liability and indemnification to the fullest extent possible under Nevada law.

     Under Delaware law, a corporation may include in its certificate of incorporation a provision that would, subject to the limitations described below, eliminate or limit directors' liability for monetary damages for breaches of their fiduciary duty of care. Under the Delaware law, a director's liability cannot be eliminated or limited:

     - for breaches of the duty of loyalty,

     - for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law,

     - for the payment of unlawful dividends or expenditure of funds or unlawful stock purchase or redemptions, or

     - for transactions from which such director derived an improper personal benefit.

     Ansoft's Certificate of Incorporation contains provisions limiting a director's liability to the fullest extent permitted by Delaware law. Delaware corporate law also provides Ansoft has broad powers to indemnify its directors and officers against liabilities they may incur in such capacities, including liabilities under the Securities Act. Ansoft's Certificate of Incorporation provides that Ansoft will indemnify its directors and executive officers and may indemnify other officers to the fullest extent permitted by law. The bylaws also authorize Ansoft to advance litigation expenses in the case of certain actions, against an undertaking by the indemnified party to repay such advances if it is ultimately determined that the indemnified party is not entitled to indemnification.

INTERESTED STOCKHOLDERS TRANSACTIONS

     Sections 78.411 to 78.444 of the General Corporation Law of Nevada, inclusive, restrict the ability of a resident domestic corporation to engage in any combination with an interested stockholder for three years after the interested stockholder's date of acquiring the shares that cause such stockholder to become an interested stockholder unless the combination or the purchase of shares by the interested stockholder on the interested stockholder's date of acquiring the shares that cause such stockholder to become an interested stockholder is approved by the board of directors of the resident domestic corporation before that date. If the combination was not previously approved, the interested stockholder may effect a combination after the three-year period only if such stockholder receives approval from a majority of the disinterested shares or the offer meets various fair price criteria. For purposes of the foregoing provisions, "resident domestic corporation" means a Nevada corporation that has 200 or more stockholders and "interested stockholder" means any person, other than the resident domestic corporation or its subsidiaries, who is:

     - the beneficial owner, directly or indirectly, of ten percent or more of the voting power of the outstanding voting shares of the resident domestic corporation; or

     - an affiliate or associate of the resident domestic corporation and at any time within three years immediately before the date in question was the beneficial owner, directly or indirectly, of ten percent or more of the voting power of the outstanding shares of the resident domestic corporation.

     The above provisions do not apply to any combination involving a resident domestic corporation:

     - whose original articles of incorporation expressly elect not to be governed by Sections 78.411 to 78.444 of Nevada law, inclusive;

     - which does not, as of the date of acquiring shares, have a class of voting shares registered with the SEC under Section 12 of the Securities Act, unless the corporation's articles of incorporation provide otherwise;

     - whose articles of incorporation were amended to provide that the corporation is subject to the above provisions and which did not have a class of voting shares registered with the SEC under Section 12 of the Securities Act on the effective date of such amendment, if the combination is with an interested stockholder whose date of acquiring shares is before the effective date of such amendment; or

     - that amends its articles of incorporation, approved by a majority of the disinterested shares, to expressly elect not to be governed by Sections
       78.411 to 78.444 of Nevada law, inclusive. Such an amendment, however, would not become effective until eighteen months after its passage and would apply only to stock acquisitions occurring after the effective date of the amendment.

     Pacific Numerix does not have a class of voting securities registered with the SEC under Section 12 of the Securities Act and its articles do not state that it expressly elects to be governed by Sections 78.411 to 78.444.

     A provision of Delaware law prohibits certain transactions between a Delaware corporation and an "interested stockholder." An "interested stockholder" for purposes of this Delaware law provision is a stockholder that is directly or indirectly a beneficial owner of fifteen percent or more of the voting power of the outstanding voting stock of a Delaware corporation, or its affiliate or associate. This provision prohibits certain business combinations between an interested stockholder and a corporation for a period of three years after the date the interested stockholder acquired its stock unless:

     - the business combination is approved by the corporation's board of directors prior to the stock acquisition date;

     - the interested stockholder acquired at least 85% of the voting stock of the corporation in the transaction in which such stockholder became an interested stockholder; or

     - the business combination is approved by a majority of the board of directors and the affirmative vote of two-thirds of disinterested stockholders.

DIVIDENDS

     Except as otherwise provided in Pacific Numerix's Articles of Incorporation, Nevada law authorizes the corporation to make distributions to its stockholders, unless:

     - the corporation would not be able to pay its debts as they become due in the usual course of business, or

     - the corporation's total assets would be less than the sum of its total liabilities plus any amount owed, if the corporation would be dissolved at the time of distribution, to stockholders with preferential rights superior to those receiving the distribution.

     Pacific Numerix's Articles of Incorporation do not contain any further restrictions on the declaration or payment of dividends. The holders of the then outstanding preferred and common stock are entitled to receive on an equal share for share basis, the dividends declared by the board.

     Delaware corporate law generally limits dividends to Ansoft to an amount equal to the excess of the net assets of Ansoft (the amount by which total assets exceed total liabilities) over its statutory capital, or if there is no such excess, to its net profits for the current and/or immediately preceding fiscal year. The board of directors has the authority to declare and pay dividends.

BYLAWS

     Under Nevada law, subject to any bylaws adopted by the stockholders, the directors may make the bylaws of the corporation. Under the Pacific Numerix bylaws, the bylaws may be altered, amended or repealed and new bylaws adopted by a vote of a majority of the board.

     Under Delaware corporate law, the stockholders of a Delaware corporation have the power to adopt, amend, or repeal the corporation's bylaws, unless such powers also are conferred in the certificate of incorporation to the board of directors. The Certificate of Incorporation of Ansoft confers the power to alter or repeal the bylaws to the board by action of the full board.

                   INTERESTS OF CERTAIN PERSONS IN THE MERGER

     In considering the recommendation of Pacific Numerix's board of directors with respect to the merger, you should be aware that members of Pacific Numerix's board of directors and management have interests in the merger that are in addition to your interests as a holder of Pacific Numerix common stock generally. Pacific Numerix's board of directors was aware of these interests and considered them in approving the merger. The board of directors of Pacific Numerix is comprised of Zolton Cendes and Nicholas Csendes, both officers and directors of Ansoft.

     Additionally, Ansoft acquired approximately 75% of the voting power of Pacific Numerix in a transaction with certain major stockholders of Pacific Numerix that was consummated in April 1999. A brief summary of this transaction is described on page 20 of this prospectus/proxy statement.

                               ANSOFT CORPORATION

           UNAUDITED PRO FORMA CONSOLIDATED CONDENSED BALANCE SHEETS
                              AS OF JULY 31, 1999

                                            HISTORICAL
                                         -----------------
                                                   PACIFIC    PRO FORMA    PRO FORMA
                                         ANSOFT    NUMERIX   ADJUSTMENTS   COMBINED
                                         -------   -------   -----------   ---------
                                          (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
ASSETS
Current assets
  Cash and cash equivalents............  $ 2,657   $    8     $     (8)A    $ 2,657
  Marketable securities................   17,007       --                    17,007
  Accounts receivable..................    7,411      724         (724)A      7,411
  Deferred income taxes................      126       --                       126
  Prepaid expenses and other assets....      734       --                       734
                                         -------   ------                   -------
Total current assets...................   27,935      732                    27,935
Plant and equipment....................    4,707      195         (195)A      4,707
Marketable securities..................    5,721       --           --        5,721
Other assets...........................      310       --           --          310
Deferred taxes -- non current..........    3,218       --           --        3,218
Capitalized software...................       --    2,567       (2,567)A         --
Intangible assets......................   10,072       --          648 C,D   10,720
                                         -------   ------                   -------
Total assets...........................  $51,963   $3,494                   $52,611
                                         =======   ======                   =======
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities
  Line of credit.......................  $ 8,488   $   --                   $ 8,488
  Accounts payable.....................      206       21          (21)A        206
  Accrued expenses.....................      178      360         (300)A,C      238
  Income taxes.........................      174       --                       174
  Accrued wages........................      150       --                       150
  Deferred revenue.....................    3,158      300         (300)A      3,158
                                         -------   ------                   -------
Total current liabilities..............   12,354      681                    12,414
Deferred taxes -- non current..........       --       --                        --
Other liabilities......................      136       --                       136
                                         -------   ------                   -------
Total liabilities......................   12,490      681                    12,550
Minority Interest......................     (107)      --          107 A         --
Stockholders' equity
  Preferred stock......................       --        2           (2)A         --
  Treasury stock.......................   (1,696)      --          645 B     (1,051)
  Common stock.........................      116       50          (50)A        116
  Additional paid-in capital...........   51,509   11,805      (11,713)A,B   51,600
  Other accumulated comprehensive
     income (loss).....................   (1,282)      --                    (1,282)
  Accumulated deficit..................   (9,067)  (9,044)       9,299 A,D   (9,322)
                                         -------   ------                   -------
Total stockholders' equity.............   39,580    2,813                    40,061
Total liabilities and stockholders'
  equity...............................  $51,963   $3,494                   $52,611
                                         =======   ======                   =======

                               ANSOFT CORPORATION

                   UNAUDITED PRO FORMA CONSOLIDATED CONDENSED
                            STATEMENT OF OPERATIONS
                    FOR THE FISCAL YEAR ENDED APRIL 30, 1999

                                        HISTORICAL
                                    ------------------
                                               PACIFIC     PRO FORMA     PRO FORMA
                                    ANSOFT     NUMERIX    ADJUSTMENTS    COMBINED
                                    -------    -------    -----------    ---------
Total revenue.....................  $24,475    $ 2,389                    $26,864
Income (loss) from operations.....   (5,605)    (1,143)       (205)D       (6,953)
Net income (loss).................  $(2,808)   $(1,200)     $ (205)D      $(4,213)
                                    =======    =======                    =======
Basic net income (loss) per
  share...........................  $ (0.25)   $ (0.23)                   $ (0.37)
                                    =======    =======                    =======
Diluted net income (loss) per
  share...........................  $ (0.25)   $ (0.23)                   $ (0.37)
                                    =======    =======                    =======

Weighted average shares
  outstanding used in basic
  calculation.....................   11,310      5,135       5,023 A       11,422
                                    =======    =======                    =======
Weighted average shares
  outstanding used in diluted
  calculation.....................   11,310      5,135       5,023 A       11,422
                                    =======    =======                    =======

                               ANSOFT CORPORATION

                   UNAUDITED PRO FORMA CONSOLIDATED CONDENSED
                            STATEMENT OF OPERATIONS
                      FOR THREE MONTHS ENDED JULY 31, 1999

                                        HISTORICAL
                                    ------------------
                                               PACIFIC     PRO FORMA     PRO FORMA
                                    ANSOFT     NUMERIX    ADJUSTMENTS    COMBINED
                                    -------    -------    -----------    ---------
Total revenue.....................  $ 5,304    $   829      $ (829)A      $ 5,304
Income (loss) from operations.....   (1,508)        54        (105)A,D     (1,559)
Net income (loss).................  $  (893)   $    54      $ (105)A,D    $  (944)
                                    =======    =======                    =======
Basic net income (loss) per
  share...........................  $ (0.08)   $  0.01                    $ (0.08)
                                    =======    =======                    =======
Diluted net income (loss) per
  share...........................  $ (0.08)   $  0.01                    $ (0.08)
                                    =======    =======                    =======

Weighted average shares
  outstanding used in basic
  calculation.....................   11,383      5,135       5,023 A,B     11,495
                                    =======    =======                    =======
Weighted average shares
  outstanding used in diluted
  calculation.....................   11,383      5,135       5,023 A,B     11,495
                                    =======    =======                    =======

                               ANSOFT CORPORATION

                          NOTES TO UNAUDITED PRO FORMA
                         COMBINED FINANCIAL STATEMENTS

NOTE 1. BASIS OF PRESENTATION

     The unaudited proforma combined financial statements give effect to the acquisition of Pacific Numerix by Ansoft Corporation in a transaction to be accounted for by the purchase method of accounting. The unaudited pro forma combined condensed statements of operations for the year ended April 30, 1999 and the three months ended July 31, 1999 reflect this transaction as if it had taken place May 1, 1998. The unaudited pro forma combined balance sheet gives effect to this transaction as if it had taken place on July 31, 1999.

     The proforma adjustments included in this unaudited proforma financial information relating to the allocation of the purchase price for Pacific Numerix are based on preliminary assumptions and estimates which are subject to revision. The unaudited proforma combined financial statements are not necessarily indicative of the results of operations or financial position that would have occurred had the acquisition been consummated on the dates assumed. These financial statements are not intended to be a projection of future results or financial position and do not reflect any synergies that might be achieved from combined operations. These unaudited proforma combined financial statements should be read in conjunction with the Ansoft's financial statements and notes contained elsewhere in this document. Item 7(a) of this report.

     Proforma adjustments giving effect to the acquisition in the unaudited proforma combined balance sheet reflect the following:

     (A) The consolidation entry for balances already included in Ansoft consolidated amounts and the elimination of predecessor shareholders' equity totaling $2,813, net of adjustments.

     (B) Issuance of 112 shares of Ansoft common stock, $.01 par value, valued at $7.50 per share totaling $841.

     (C) Allocation of the purchase price to intangible assets which will be amortized on a straight-line basis over lives of 3 to 7 years ($900) and accrued transaction costs ($60).

     (D) To record amortization on intangible assets of $900 on a straight-line basis over estimated useful lives of three years for purchased technology and work force in place ($386) and seven years for goodwill and customer list ($514).

                          INFORMATION REGARDING ANSOFT

     The following is a brief description of the business of Ansoft. Since Pacific Numerix is a majority-owned subsidiary of Ansoft, the information set forth below regarding Ansoft reflects the consolidation of Pacific Numerix into Ansoft. Additional information regarding Ansoft is contained in its filings with the Commission. For information on how you can obtain copies of such filings, please see the section entitled "Where You Can Find More Information" on page 107 of this proxy statement/prospectus.

BUSINESS

GENERAL

     Ansoft develops, markets and supports electronic design automation ("EDA") software based on fundamental electromagnetic principles. Such software is used by engineers in the design of high performance electronic devices and systems, such as cellular phones, communications systems, computer circuit boards and motors. As the marketplace demands higher levels of system performance and miniaturization, the need to model accurately the electromagnetic interaction in communications, computer devices and electromechanical components and systems is becoming increasingly important, yet traditional EDA tools do not provide accurate modeling of electromagnetic interaction. By using the our software, companies can more easily predict electromagnetic interaction in such systems and components, thus reducing time-to-market and simultaneously lowering design and manufacturing costs. Our products are used by design engineers in a wide range of industries, particularly the rapidly evolving wireless communications and RF (radio frequency) markets as well as the semiconductor, computer, automotive and consumer electronics industries.

ANSOFT STRATEGY

     Our objective is to become a leading worldwide supplier of EDA software. Using its proprietary electromagnetic technology as a primary competitive advantage, we pursue our objective by leveraging our technology leadership; capitalizing on the growing need for electromagnetic analysis in increasingly compact and complex electronic and electromechanical components and systems operating at higher speeds; and expanding its broad range of product applications to address emerging customer design requirements.

PRODUCTS

     Our high-frequency (HF) software enables users to design RF integrated circuits (ICs), antenna and radar systems and microwave components. Our signal integrity (SI)software enables users to design computer interconnects, IC Packaging structures and electronic systems by accurately capturing the degradation in signal quality due to higher clock speeds and smaller physical dimensions. Our Maxwell Eminence software combines both HF and SI functionality. We also produce electromechanical software products that enable designers of electromechanical components and systems to optimize the electrical performance of their designs while increasing manufacturing yields. Ansoft products are available for Unix-based workstations and personal computers running Microsoft Windows 95 and Windows NT.

ANSOFT HIGH FREQUENCY SOFTWARE

     Our High Frequency products address the complete simulation needs of the RF, Microwave or High Frequency design engineer. Our tools allow for the evaluation of the physics of individual components, and then the engineer can easily combine circuit and/or system simulation to clearly evaluate design concerns. High-frequency software enables users to design RF ICs, antenna and radar systems and microwave components.

ANSOFT'S SERENADE DESIGN ENVIRONMENT

     Ansoft HFSS is a 3D structure electromagnetic field simulator for high frequency, RF & wireless design needs. Ansoft HFSS brings the power of the finite element method (FEM) to the engineer's desktop by leveraging advanced techniques such as automatic adaptive mesh generation and refinement, tangential vector finite elements, and Adaptive Lanczos Pade Sweep (ALPS). HFSS automatically computes multiple adaptive solutions until a user-defined convergence criterion is met. The U.S. list price of Ansoft HFSS is $41,900.

     Ensemble is a Method of Moments (MoM) simulation software package for the design and simulation of RF and wireless circuit and planar antennas for customers in the communications markets. MoM lends itself well to layered media such as PCB, MMIC, and planar antenna structures. Ensemble allows designers to utilize the power of full wave planar simulation by offering an easy-to-use interface, advanced simulation features, and integration with other products in the Serenade Design Environment. The U.S. list price of Ensemble is $16,900.

     Harmonica is a linear and nonlinear circuit simulator. Harmonica offers full linear and nonlinear analysis features, including integrated schematic capture, tuning, optimization, statistical analysis, and design centering (yield optimization). Libraries of commercial components feature over 100,000 active and passive devices, allowing easy access to standard transistors, diodes, resistors, capacitors, and inductors from major manufacturers. In addition, utilities are included to speed the process of transmission line design, matching network extraction, and filter synthesis for both lumped and distributed designs. The U.S. list price of this product ranges from $9,900 to $21,900.

     Symphony is a wireless and wired system simulator. Symphony adds efficient analog, digital, and mixed-mode (analog and digital) system analysis capabilities to the Environment. Users can quickly construct a system by including blocks from libraries of built-in analog RF and digital signal processing (DSP) components. Trade-offs between different design approaches can be rapidly investigated at an early stage to reduce design cycle time and avoid costly redesigns due to RF and DSP system interactions. The U.S. list price of this product is $11,900 to $28,900.

     AnsoftLinks links you and your designs directly to our computational analysis tools. This capability is available for either HP EEsof Series IV, Cadence Allegro, or Xynetix Encore BGA technologies. HP EEsof Series IV high-frequency circuit designs can be directly translated into Ansoft's Serenade Design Environment. Designs are automatically converted into Serenade projects using IFF files and a specialized neutral format. Linear and nonlinear translations are fully supported. The U.S. list price of this product is $4,900.

ANSOFT SIGNAL INTEGRITY SOFTWARE

     Our Signal Integrity products address the complete simulation needs of the High Speed Electronics design engineer. Our tools allow for the evaluation of the physics from the chip level through to the board level, and the coupling concerns of IC packaging, cables, connectors, and interconnects. The engineer can combine field effects with circuit simulation to clearly evaluate the design ramifications of higher clock speeds and smaller physical dimensions.

     Maxwell Eminence combines the functionality of the Company's high frequency and signal integrity products to enable designers of wireless communication systems to design RF components and sub-systems and to evaluate the interaction between the digital and RF portions of communications systems. This product allows system designers to model critical path PCB emissions, evaluate component level electromagnetic interference and to study shielding effectiveness enabling them to design for FCC and other regulatory guidelines proactively. The U.S. list price of this product is $64,900.

     Maxwell EZ2D Calculator is the first ever, extremely easy-to-use 2D field solver. Maxwell EZ2D Calculator automatically and adaptively creates the mesh and solves Maxwell's equations to calculate the characteristic impedances, velocities, and cross talk between all conductors. This tool combines the ease of a spreadsheet with the accuracy of a field solver to calculate all the line parameters for a PCB, MCM or IC stackup. The U.S. list price of this product is $4,900.

     Spicelink (SI 2D and SI 3D) is a 2D or 3D structure electromagnetic field simulator. SI 2D is a suite of tools which extracts the electrical circuit model of either 2D or 3D interconnect and performs a SPICE simulation for signal integrity analysis. This suite has been compiled to increase the productivity of engineers involved in the physical design of interconnects for high speed digital applications. The U.S. list price of this product is $34,900.

     ParICs is an automated 2D and 3D structure generation modeling tool. It is a vital component of our software solution for your complex IC package design needs. The ParICs Physical IC Modeler is an easy to use modeling tool which allows you to generate geometric models of complex IC packages in minutes. The desired structures come from common JEDEC leaded package libraries. These structures can then be used in our complete suite of signal integrity tools for design, electrical characterization and product documentation.

ANSOFT EM SOFTWARE

     Our Electromagnetic/Electromechanical products address the simulation needs of the Low Frequency design engineer. Our tools allow for the evaluation of the physics of devices whose components include permanent magnets, DC current carrying conductors, AC current carrying conductors, time varying excitations, and nonlinear soft irons or steels. The engineer can evaluate design concerns by easily computing the force, torque, or inductance, or by observing the actual field solution. Additional capabilities allow for the comprehensive handling of motion, mechanical components, and back emf's.

     Maxwell 3DFS is a 3D structure electromagnetic field simulator. Maxwell 3DFS uses electromagnetic field simulation to accurately predict product performance from physical design information. Using technology specifically designed for electromagnetic analysis, the Maxwell 3DFS allows designers to experiment with various three dimensional geometries, materials and excitation levels to shorten design cycles while saving prototyping dollars. The U.S. list price of this product ranges from $15,120 to $29,900.

     Maxwell 2DFS is a 2D structure electromagnetic field simulator. Maxwell 2DFS is a comprehensive, easy-to-use software tool for design problems requiring an accurate, two-dimensional representation of the electric or magnetic field behavior. Maxwell 2D quickly obtains critical device parameters such as force, torque, induction and saturation effects from the physical design information on PCs and UNIX workstations. The integrated parametric analysis module automatically evaluates change in geometry, material and electrical parameters allowing all design options to be thoroughly explored within a single simulation. The U.S. list price of this product ranges from $3,900 to $9,900.

     EMSS is an Electromechanical system simulator. EMSS is a single integrated solution for analyzing the interaction of currents, voltages, and mechanical loads and motion within an electromechanical device. This system engineering environment provides fundamental analytical understanding and accurately predicts the performance and interactions of control system components and subsystems using your desktop computer. Electric machines, sensors, transformers, and actuators are a few of the many devices that may be simulated with EMSS. This virtual prototype of the complete system behavior dramatically reduces costs and shortens the design cycle. The U.S. list price of this product ranges from $15,920 to $19,900.

     EMAS is a 2D and 3D Electromagnetic Finite Element (FEM) simulation and analysis software for a wide range of DC, AC, time domain, and coupled electromagnetic/ electromechanical applications. EMAS abilities include a comprehensive sensitivity to nonlinear and anisotropic materials. Technologies include nolinear transients, coupled Electromagnetic/Mechanical solutions, coupled Electromagnetic/Thermal solutions. Additional capabilities include 1D, 2D, tetra, quadra, penta element types. The U.S. list price of this product ranges from $19,900 to $44,900.

     PEmag is our 2D power electronics parameter simulator. PEmag, part of Ansoft's Maxwell Designer suite of software, performs advanced electromagnetic and signal analysis of inductors and transformers. Classical design methods rely on build-test iterations until appropriate behavior of the component is achieved. PEmag eliminates this costly design methodology by accurately simulating magnetic behavior including the effects of frequency, geometry and material. The magnetic behavior obtained is automatically output to an electric circuit model. The U.S. list price of this product is $4,900.

RESEARCH AND DEVELOPMENT

     Ansoft has a team of research engineers focused on the mathematical and physical underpinnings of the Company's simulation algorithms. Dr. Zoltan Cendes, a founder of Ansoft, serves as the technical leader of the group. By virtue of over 15 years of research and development by Dr. Cendes prior to Ansoft's inception in 1984, and by Ansoft's internal research and development staff thereafter, Ansoft has pioneered the following technologies: automatic and adaptive convergence to solutions, asymptotic waveform evaluation for spectral domain solutions, transfinite elements, basis evaluation state-space techniques and fast multiple acceleration algorithms.

     Ansoft continually seeks to design and develop new technologies, products and interfaces based on its core electromagnetic expertise. This effort includes releasing improved versions of its products on a regular basis as well as developing new products.

We assign an interdisciplinary team of personnel from research and development, software development, documentation, quality assurance, customer support and marketing to each product development project. Ansoft develops cooperative relationships with major customers with respect to beta-testing its new products or enhancements and implementing suggestions for new product features. We also maintain cooperative relationships with the major hardware vendors on which our products operate. We believe that our team approach and cooperative relationships allow us to design products that respond on a timely basis to emerging trends in computing, graphics and networking technologies.

     As of April 30, 1999, our product development group consisted of 91 employees. Ansoft seeks to hire experts in the fields of electromagnetic engineering, high speed circuit simulation, applied mathematics and software development.

     During fiscal 1999, 1998 and 1997, research and development expenses were $8.4 million, $7.3 million and $3.0 million, respectively.

SALES AND MARKETING

     Ansoft markets and sells its products worldwide through its direct sales force and distributors. We hire application engineers with significant industry experience who can analyze the needs of its customers and gain technical insight into the development of future products and enhancements to existing products. Our application engineers work with the direct sales force to provide on-site support during critical stages of the user's benchmark, evaluation and implementation processes. We generate sales leads through customer referrals, advertising in trade publications and on the World Wide Web. In addition, Ansoft participates in industry trade shows and organizes seminars to promote and expand the adoption of its products.

     Direct. In North America, Ansoft maintains sales and support offices in Arizona, Northern and Southern California, Florida, Massachusetts, Michigan, New Jersey, Ohio, Pennsylvania, Texas, Wisconsin, and a telemarketing sales group operating from its Pittsburgh headquarters. In Asia, we maintain direct sales and support offices in Japan, Korea, Singapore, Taiwan, and China. In Europe, we maintain sales and support offices in England, Germany, France, and Italy. As of April 30, 1999, Ansoft had a direct sales force of 46 representatives, supported by 75 employees in application engineering, marketing and sales administration.

     We also have distribution agreements with various international distributors. We support our distributors and their customers with technical, sales and management personnel.

CUSTOMERS

     Ansoft has significant breadth in its installed base with over 500 customers in the communications, semiconductor, automotive/industrial, computer, consumer electronics and defense/aerospace industries. No single customer in our installed base accounted for more than 10% of total revenue within any of the past three fiscal years. The following table lists a representative sample of our current worldwide end-user customers by industry.

COMMUNICATIONS        SEMICONDUCTOR            AUTOMOTIVE/INDUSTRIAL
Motorola              Intel                    ABB
Ericsson              Anam Semiconductor       Chrysler
Andrew Corporation    Applied Materials        Cutler Hammer
GEC-Marconi           Amkor Electronics        Daimler Benz
Hughes                ETRI                     Delphi Packard
Italtel S.p.A.        Harris Semiconductor     Dupont
Lucent Technologies   Triquint Semiconductor   Eaton
Metawave              LG                       Ford Motor
  Communications      Molex                    General Motors
Celwave               VLSI                     Honda
Qualcomm              Teradyne                 Hyundai
Rockwell              Texas Instruments        Nissan
Siemens                                        Robert Bosch
EMS                                            Wolff Controls
Nortel
ST Microelectronics

COMPUTER              CONSUMER ELECTRONICS     DEFENSE/AEROSPACE
Fujitsu               Daewoo Electronics       Raytheon
Hitachi               Kyocera                  Bell Helicopter
Honeywell             General Electric         Boeing
IBM                   Matsushita               Jet Propulsion Laboratory
NEC                   Mitsubishi               Lawrence Livermore Lab.
Seagate               Nikon                    Lockheed-Martin
Tektronix             Phillips                 Northrop Grumman
                      Sharp                    Allied Signal
                      Sony                     TRW
                      Toshiba                  US Naval Research Laboratory

CUSTOMER SERVICE AND SUPPORT

     Sales of Ansoft software include one year of customer support services; thereafter annual one year maintenance contracts may be purchased. Customer support services include on-line and telephone support for design engineers and on-site and in-house training on all products. Customers with maintenance agreements receive all product enhancement releases without additional charge. Product upgrades that add significant new functionality are provided to customers for an additional fee.

     Ansoft offers a variety of training programs for customers ranging from introductory level courses to advanced training.

COMPETITION

     The EDA software industry is highly competitive and is characterized by continuing advances in products and technologies. In general, competition comes from major EDA vendors, many of which have a longer operating history, significantly greater financial, technical and marketing resources, greater name recognition and a larger installed customer base than Ansoft. Ansoft competes directly with certain major EDA vendors and privately-held companies which also provide products based on electromagnetic principles derived from Maxwell's Equations. There can be no assurance that the major EDA vendors and other EDA companies will not expand and develop new products in the electromagnetics-based EDA market. Ansoft also competes, on a limited basis, with the internal development groups of its existing and potential customers, many of whom design and develop customized design tools for their particular needs. In addition, the EDA industry has become increasingly concentrated in recent years as a result of acquisitions, and further concentration within the EDA industry could result in increased competition for Ansoft. Ansoft's software products currently compete with certain software offerings from Hewlett-Packard Corporation ("HP"). In 1989, Ansoft entered into a distribution arrangement with Hewlett-Packard Corporation ("HP") under which HP formerly distributed Ansoft's HFSS product on an exclusive basis (the "HP Agreement"). The HP Agreement has since expired, and HP has no right to distribute Ansoft's HFSS product. Ansoft currently sells HFSS through its own sales force and other distributors. There can be no certainty that Ansoft will be able to compete successfully against HP. The failure of Ansoft to compete successfully against current and future competitors would have a material adverse effect on Ansoft's business, operating results and financial condition. Ansoft believes that its current products compete effectively on the basis of product functionality, solution speed and accuracy, reliability, price, ease of use and technical support for applications which require accurate modeling of electromagnetic interaction. However, there is no assurance that Ansoft will not face competitive technologies that could hinder its future prospects.

PROPRIETARY RIGHTS

     Ansoft is heavily dependent on its proprietary software technology. We rely on a combination of non-competition and confidentiality agreements with our employees, license agreements, copyrights, trademarks and trade secret laws to establish and protect proprietary rights to Ansoft technology. Ansoft does not hold any patents. All Ansoft software is shipped with a security lock which limits software access to authorized users. In addition, we do not license or release its source code. Effective copyright and trade secret protection of our proprietary technology may be unavailable or limited in certain foreign countries.

     Compact Software(R), Maxwell(R), Harmonica(R), Ensemble(R), ParICs(R), and Serenade(R), are registered United States trademarks of Ansoft.

EMPLOYEES

     As of July 31, 1999, Ansoft had a total of 234 employees, including 96 in research and development, 121 in sales, marketing, and customer support services and 17 in administration. None of our employees is represented by a collective bargaining agreement, nor has Ansoft experienced any work stoppage. Ansoft considers its relations with its employees to be good. Many of our employees are highly skilled, and there is no assurance that we will be able to attract and retain sufficient technical personnel in the future.

OFFICERS

     The following table sets forth certain information concerning each of the officers of Ansoft:

NAME                             AGE                   TITLE
----                             ---                   -----
Zoltan J. Cendes, Ph.D.........  53    Chief Technology Officer
Nicholas Csendes...............  55    President, and Chief Executive Officer
Padmanabhan Premkumar..........  35    Vice President -- Marketing
Jack Parkes....................  39    Vice President -- Engineering
Anthony L. Ryan................  31    Chief Financial Officer

     Dr. Zoltan J. Cendes is a founder of Ansoft and has served as Chairman of the Board of Directors of Ansoft and its chief research scientist since its formation in 1984. Since 1982, Dr. Cendes has been a university professor in electrical and computer engineering at Carnegie Mellon University. Dr. Cendes has lectured throughout North America, Europe and Asia on the topic of electromagnetics and finite element analysis and has published over 100 publications on these topics. Dr. Cendes directs the research efforts of Ansoft.

     Nicholas Csendes is a founder of Ansoft and has served as President, Chief Executive Officer and Secretary since 1992 and a director since 1984. Mr. Csendes was a senior investment officer with Sun Life of Canada, a major international financial institution focusing on the sale of life insurance and retirement products ("Sun Life"), for over 15 years. Since 1985, Mr. Csendes has been involved with various public and private companies including a publicly-held interactive software company, and has been an officer, director and a controlling stockholder of American Banner Resources, Inc. ("ABR"), a privately-held holding company with various interests in real estate and public and private securities.

     Padmanabhan Premkumar joined Ansoft in 1989. From 1991 to 1995, Mr. Premkumar was in charge of Ansoft's software development programs as Vice President -- Development. Since 1995, Mr. Premkumar has been Vice President -- Marketing, responsible for product planning, marketing and commercialization of existing software product enhancements and the commercial development of new products. Prior to joining Ansoft, Mr. Premkumar was a research associate in the Robotics Laboratory at the University of Toledo.

     Jack Parkes joined Ansoft in 1990. In May 1997, Mr. Parkes was appointed Vice President -- Engineering. Mr. Parkes joined Ansoft in 1990 with over 10 years of experience in electrical engineering. Prior to joining Ansoft, Mr. Parkes was a senior design and development engineer with Loral Corporation ("Loral") and, prior to joining Loral, with Texas Instruments, Inc.

     Anthony L. Ryan joined Ansoft in 1995 as corporate controller. In May 1997, Mr. Ryan was appointed Chief Financial Officer. From 1991 to 1995, Mr. Ryan worked as a certified public accountant with KPMG LLP, an international accounting firm.

     Dr. Zoltan J. Cendes and Mr. Nicholas Csendes are brothers. There are no other family relationships between the executive officers of Ansoft.

PROPERTIES

     Ansoft occupies approximately 23,000 square feet of space at its headquarters in Pittsburgh, Pennsylvania under a lease expiring in 2006. We also leases sales and support offices in Arizona, California, Colorado, New Jersey, Wisconsin, Europe and Asia. Our current aggregate annual rental expense for these facilities is approximately $1.3 million. Ansoft believes that its existing facilities are adequate for its current needs and that suitable additional space will be available when needed.

LEGAL PROCEEDINGS

     Ansoft is not a party to any litigation and is not aware of any threatened litigation, unasserted claims or assessments that could have material adverse effect on our business, consolidated operating results or financial condition.

MARKET FOR THE REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

     Ansoft's common stock has been traded on the Nasdaq National Market under the symbol ANST since April 3, 1996. The following table sets forth, for the periods indicated, the range of high and low last reported sale prices for the common stock as reported on the Nasdaq National Market.

                                                              HIGH        LOW
                                                             -------    -------
FISCAL YEAR ENDED APRIL 30, 2000
1st Quarter................................................  $10.000    $ 5.625
2nd Quarter................................................    9.000      5.500
FISCAL YEAR ENDED APRIL 30, 1999
1st Quarter................................................   13.750      8.375
2nd Quarter................................................    6.563      5.125
3rd Quarter................................................    6.250      4.875
4th Quarter................................................  $ 8.000    $ 6.125
FISCAL YEAR ENDED APRIL 30, 1998
1st Quarter................................................    9.000      4.875
2nd Quarter................................................   23.250      8.375
3rd Quarter................................................   16.688     10.000
4th Quarter................................................  $15.375    $11.375

     Ansoft has never paid any cash dividends on its common stock. Ansoft currently intends to retain the earnings from operations for use in the operation of its business and does not anticipate paying cash dividends with respect to its common stock in the foreseeable future. The payment of any future dividends will be determined by the board of directors in light of the then current conditions, including Ansoft's earnings and financial condition.

     On October 31, 1999, Ansoft had approximately 386 shareholders of record, of which certain of the recordholders were registered clearing agencies holding common stock on behalf of participants of such clearing agencies.

SELECTED FINANCIAL DATA

     The selected condensed consolidated financial data presented below for the five years ended April 30, 1999 are derived from our Consolidated Financial Statements and related Notes thereto which have been audited by KPMG LLP, independent certified public accountants. The operating results are not necessarily indicative of the results to be expected for any other interim period or any future fiscal year. The selected condensed consolidated financial data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements and related Notes thereto appearing elsewhere herein.

                                THREE-MONTH
                                  PERIOD
                              ENDED JULY 31,              FISCAL YEAR ENDED APRIL 30,
                             -----------------   ---------------------------------------------
                              1999      1998      1999      1998      1997      1996     1995
                             -------   -------   -------   -------   -------   ------   ------
                                           (IN THOUSANDS, EXCEPT PER SHARE DATA)
CONSOLIDATED STATEMENT OF
  OPERATIONS DATA:
     Total revenue.........  $ 6,911   $ 5,154   $24,475   $26,283   $14,188   $8,695   $6,154
Income (loss) from
  operations...............   (1,508)   (2,221)   (5,605)    2,524    (7,552)     653     (289)
Net income (loss)..........  $  (893)  $(1,292)  $(2,808)  $ 4,073   $(6,450)  $1,300   $ (305)
Basic net income (loss)
  per share................  $ (0.08)  $ (0.11)  $ (0.25)  $  0.42   $ (0.81)  $ 0.21   $(0.06)
Diluted net income (loss)
  per share................  $ (0.08)  $ (0.11)  $ (0.25)  $  0.39   $ (0.81)  $ 0.19   $(0.06)
Weighted average shares
  outstanding -- basic.....   11,383    11,524    11,310     9,681     7,955    6,235    5,528
Weighted average shares
  outstanding -- diluted...   11,383    11,524    11,310    10,521     7,955    6,873    5,528

                                                            APRIL 30,
                              JULY 31,   ------------------------------------------------
                                1999       1999       1998      1997      1996      1995
                              --------   ---------   -------   -------   -------   ------
                                                    (IN THOUSANDS)
CONSOLIDATED BALANCE SHEET
  DATA:
Cash and cash equivalents...  $ 2,657     $ 2,489    $20,677   $   312   $10,728   $  116
Working capital (deficit)...   15,581      16,699     27,579    (1,936)   11,931      593
Total assets................   51,963      52,630     49,180    21,951    15,391    1,792
Total stockholders'
  equity....................   39,580      40,863     45,520    14,917    14,291    1,161

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following Management's Discussion and Analysis of Financial Condition and Results of Operations contains certain forward-looking statements that involve substantial risks and uncertainties. When used in this Prospectus, the words "anticipate," "plan,"

"believe," "estimate," "expect" and similar expressions as they relate to Ansoft or its management are intended to identify such forward-looking statements. Ansoft's actual results, performance or achievements could differ materially from the results expressed in, or implied by, these forward-looking statements. Factors that could cause or contribute to such differences include those discussed in "Risk Factors" section included in Ansoft's report on Form 10-K for the fiscal year ended April 30, 1999.

OVERVIEW

     Ansoft develops, markets and supports electronic design automation ("EDA") software based on fundamental electromagnetic principles. Ansoft's software is used by engineers in the design of high performance electronic devices and systems, such as cellular phones, communications systems, computer circuit boards and motors. As the marketplace demands higher levels of system performance and miniaturization, the need to model accurately the electromagnetic interaction in communications, computer devices and electromechanical components and systems is becoming increasingly important, yet traditional EDA tools do not provide accurate modeling of electromagnetic interaction. By using Ansoft's software, companies can more easily predict electromagnetic interaction in such systems and components, thus reducing time to market and simultaneously lowering design and manufacturing costs. Ansoft's products are used by design engineers in a wide range of industries, particularly the rapidly evolving wireless communications and RF (radio frequency) markets as well as the semiconductor, computer, automotive and consumer electronics industries.

     License revenue consists principally of revenue from the licensing of Ansoft's software and is generally recognized when the software has been shipped and there are no significant remaining obligations. Service revenue consists of maintenance fees for providing system updates, user documentation and technical support for software products, and is recognized ratably over the term of the maintenance agreement. Other revenue consists primarily of revenue earned on development contracts with government-sponsored entities. Revenue under these arrangements is recognized as the service is performed.

     Effective April 28, 1999, Ansoft acquired a majority interest in Pacific Numerix. Effective July 24, 1996, April 9, 1997 and August 8, 1997, Ansoft acquired the Electronic Business Unit of MacNeal Schwendler Company, Compact Software, Inc., and Boulder Microwave Technologies, respectively. The cost of these acquisitions has been allocated on the basis of the estimated fair value of the assets acquired and the liabilities assumed. The acquisitions have been accounted for as purchases, and their respective financial results have been included in the accompanying consolidated financial statements since the date of their respective acquisitions.

RESULTS OF OPERATIONS

     The following table sets forth, for the periods indicated, the percentage of total revenue of each item in the Company's consolidated statements of operations:

                                                     PERCENTAGE OF REVENUE
                                              ------------------------------------
                                              THREE MONTHS        FISCAL YEAR
                                                 ENDED               ENDED
                                                JULY 31,           APRIL 30,
                                              ------------    --------------------
                                              1999    1998    1999    1998    1997
                                              ----    ----    ----    ----    ----
Revenue
  License...................................   77%     63%     73%     76%     84%
  Service and other.........................   23      37      27      24      16
                                              ---     ---     ---     ---     ---
     Total revenue..........................  100     100     100     100     100
                                              ---     ---     ---     ---     ---
Costs and expenses
  Sales and marketing.......................   66      83      70      48      56
  Research and development..................   34      40      34      28      21
  General and administrative................   12      12      12       9      12
  Amortization..............................    9       8       7       5       3
  Acquired in process research and
     development............................   --      --      --      --      62
                                              ---     ---     ---     ---     ---
     Total costs and expenses...............  122     143     123      90     153
                                              ---     ---     ---     ---     ---
Income (loss) from operations...............  (22)    (43)    (23)     10     (53)
Interest, net...............................    6       7       7       2       5
                                              ---     ---     ---     ---     ---
Income (loss) before income taxes...........  (16)    (36)    (16)     12     (48)
Income taxes benefit........................    3      11       5       4       3
Net income (loss)...........................  (13)%   (25)%   (11)%    16%    (45)%

COMPARISON OF THE THREE MONTHS ENDED JULY 31, 1999 AND 1998

     REVENUE. Total revenue in the three-month period ended July 31, 1999 increased 34% to $6.9 million from $5.2 million in the comparable period of the preceding fiscal year. License revenue during the three-month period ended July 31, 1999 increased 64% to $5.3 million from $3.2 million during the comparable period in the prior fiscal year. The increase is primarily attributable to strong demand for our HFSS product, and to a recovery of sales in the Asia-Pacific region. Service and other revenue decreased by 16% due to the completion of a research and development cost-sharing contract during 1998.

     International revenue accounted for 52% and 51% of Ansoft's total product revenue in the three-month period ended July 31, 1999 and 1998, respectively.

     SALES AND MARKETING EXPENSES. Sales and marketing expenses consist of salaries, commissions paid to internal sales and marketing personnel and international distributors, promotional costs and related operating expenses. Sales and marketing expenses increased by 8% to $4.6 million in the three-month period ended July 31, 1999, as compared to $4.3 million in the same period in the previous fiscal year. The increase is attributable to an increase in Ansoft's sales force as a result of the acquisitions as well as increased marketing efforts, including advertising in trade publications and increased participation in industry trade shows. Sales and marketing expenses represented 66% and 83% of total revenue in the three-month period ended July 31, 1999 and 1998, respectively. Ansoft expects that sales and marketing expenses will decrease as a percentage of sales although increase in absolute dollars in future periods.

     RESEARCH AND DEVELOPMENT EXPENSES. Research and development expenses include all costs associated with the development of new products and enhancements to existing products. Research and development expenses for the three-month period ended July 31, 1999 increased 15% to $2.4 million, as compared to $2.1 million for the same period in the previous fiscal year. The increase is due to increased research and development personnel primarily as a result of the PNC acquisition. Research and development expense represented 34% and 40% of total revenue in the three-month period ended July 31, 1999 and 1998, respectively. Ansoft anticipates that research and development expenses will decrease as a percentage of sales although increase in absolute dollars in future periods.

     GENERAL AND ADMINISTRATIVE EXPENSES. General and administrative expenses for the three-month period ended July 31, 1999 increased 27% to $807,000, as compared to $635,000 for the same period in the previous fiscal year. The increase is due to additional costs required to support the increase in operations, including the hiring of additional administrative personnel. General and administrative expenses represented 12% of total revenue in the three-month period ended July 31, 1999 and 1998. Ansoft anticipates that general and administrative expenses will decrease as a percentage of sales although increase in absolute dollars in future periods.

     AMORTIZATION EXPENSE. Amortization expense for the three-month period ended July 31, 1999 increased to $642,000, as compared to $422,000 for the same period in the previous fiscal year. The increase is due to the amortization of the additional intangible assets acquired during fiscal 1999.

     OTHER INCOME. Other income for the three-month period ended July 31, 1999 was $390,000, comparable to $379,000 reported for the same period in the previous fiscal year.

     INCOME TAXES. In the three-month period ended July 31, 1999, Ansoft recorded a net income tax benefit of $225,000 resulting from the recognition of deferred tax assets in accordance with the Financial Accounting Standards Board's SFAS No. 109, "Accounting for Income Taxes." Ansoft's net deferred tax asset of $3.3 million as of July 31, 1999, consists primarily of net operating loss carryforwards for federal income tax purposes, which are available to offset future taxable income, and expire in increments beginning in April 2004, through April 2019. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts expected to be realized.

YEAR ENDED APRIL 30, 1999 COMPARED WITH YEAR ENDED APRIL 30, 1998

     REVENUE. Total revenue for the year ended April 30, 1999 decreased 7% to $24.5 million from $26.3 million in the previous fiscal year. The decrease in total revenue is primarily attributable to a decrease in service revenue due to the completion of a research and development cost sharing contract during 1998. License revenue during the year ended April 30, 1999 decreased 11% to $17.8 million from $20.0 million during the previous fiscal year. Service and other revenue increased by 5% to $6.6 million for the year ended April 30, 1999, as compared with $6.3 million in the previous year. The increase in service and other revenue is attributable to the continued growth of the installed base of customers and increased focus on marketing annual maintenance agreements. This increase was reduced by a decrease in revenue recognized under research and development cost sharing agreements.

     International revenue, principally from Asia, accounted for 52% and 48% of our total product revenue in the years ended April 30, 1999 and 1998, respectively. Ansoft's future international sales may be subject to additional risks associated with international operations, including currency exchange fluctuations, tariff regulations and requirements for export, which licenses may on occasion be delayed or difficult to obtain.

     SALES AND MARKETING EXPENSES. Sales and marketing expenses increased by 35% to $17.1 million in the year ended April 30, 1999, as compared to $12.6 million in the previous fiscal year. The increase is primarily attributable to Ansoft's shift in its distribution model to the use of direct sales personnel in Asia and other foreign markets, as well as increased marketing efforts, including advertising in trade publications and increased participation in industry trade shows. Sales and marketing expenses represented 70% and 48% of total revenue in the years ended April 30, 1999 and 1998, respectively. Ansoft expects to increase sales and marketing expenditures both domestically and internationally as part of its continuing effort to expand its markets, introduce new products, build marketing staff and programs and expand its international presence. Ansoft expects that sales and marketing expenses will decrease as a percentage of sales although increase in absolute dollars in future periods.

     RESEARCH AND DEVELOPMENT EXPENSES. Research and development expenses for the year ended April 30, 1999 increased 15% to $8.4 million, as compared to $7.3 million for the previous fiscal year. The increase is due to increased research and development personnel primarily as a result of the acquisitions. Research and development expenses represented 34% and 28% of total revenue in the years ended April 30, 1999 and 1998, respectively. Ansoft anticipates that research and development expenses will increase in absolute dollars in future periods.

     GENERAL AND ADMINISTRATIVE EXPENSES. General and administrative expenses for the year ended April 30, 1999 increased 26% to $2.9 million, as compared to $2.3 million for the previous fiscal year. The increase is due to additional costs required to support the increase in operations, including the hiring of additional administrative personnel. General and administrative expenses represented 12% and 9% of total revenue in the years ended April 30, 1999 and 1998, respectively. The Company anticipates that general and administrative expenses will increase in absolute dollars in future periods.

     AMORTIZATION EXPENSE. Amortization expense for the year ended April 30, 1999 increased to $1.7 million, as compared to $1.5 million for the previous fiscal year. The increase is due to recording amortization of additional intangible assets acquired in recent years.

     INTEREST (NET). Interest income (net) for the year ended April 30, 1999 increased to $1.6 million, compared to $549,000 for the previous fiscal year. Interest income increased due to the higher net investment balance made available from the proceeds from the public offering of 2.3 million shares in March of 1998.

     INCOME TAXES. In the year ended April 30, 1999, Ansoft recorded a net income tax benefit of $1.2 million, resulting from the recognition of deferred tax assets in accordance with the Financial Accounting Standards Board's SFAS No. 109, "Accounting for Income

Taxes." Ansoft's net deferred tax asset of $3.1 million as of April 30, 1999, consists primarily of net operating loss carry forwards for federal income tax purposes, which are available to offset future taxable income, and expire in increments beginning in April 2004, through April 2012. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts expected to be realized.

YEAR ENDED APRIL 30, 1998 COMPARED WITH YEAR ENDED APRIL 30, 1997

     REVENUE. Total revenue for the year ended April 30, 1998 increased 85% to $26.3 million from $14.2 million in the previous fiscal year, primarily due to increases in license revenue. License revenue during the year ended April 30, 1999 increased 67% to $20.0 million from $12.0 million during the previous fiscal year. The growth of license revenue is attributable to the continued increase in sales of existing Ansoft products as well as sales of the expanded suite of products offered by Ansoft as a result of the acquisitions. Service and other revenue increased by 182% to $6.3 million for the year ended April 30, 1998, as compared with $2.2 million in the previous year. The increase in service and other revenue is attributable to an increase in revenue recognized under research and development cost sharing agreements as well as the continued growth of the installed base of customers and increased focus on marketing annual maintenance agreements.

     International revenue, principally from Asia, accounted for 48% and 41% of Ansoft's total product revenue in the years ended April 30, 1998 and 1997, respectively.

     In 1989, Ansoft entered into a distribution arrangement with Hewlett-Packard Corporation ("HP") under which HP formerly distributed the Company's HFSS product on an exclusive basis (the "HP Agreement"). The HP Agreement has since expired, and HP has no right to distribute Ansoft's HFSS 4.0 product. Ansoft currently sells the latest version of its HFSS product, Ansoft HFSS 6.0, through its own sales force and other distributors. Revenue from the HP Agreement accounted for 3% and 12% of total revenue in the years ended April 30, 1998 and 1997, respectively.

     SALES AND MARKETING EXPENSES. Sales and marketing expenses increased by 59% to $12.6 million in the year ended April 30, 1998, as compared to $7.9 million in the previous fiscal year. The increase is attributable to an increase in Ansoft's sales force as a result of the acquisitions as well as increased marketing efforts, including advertising in trade publications and increased participation in industry trade shows. Sales and marketing expenses represented 48% and 56% of total revenue in the years ended April 30, 1998 and 1997, respectively.

     RESEARCH AND DEVELOPMENT EXPENSES. Research and development expenses for the year ended April 30, 1998 increased 144% to $7.3 million, as compared to $3.0 million for the previous fiscal year. The increase is due to increased research and development personnel primarily as a result of the acquisitions. Research and development expenses represented 28% and 22% of total revenue in the years ended April 30, 1998 and 1997, respectively.

     GENERAL AND ADMINISTRATIVE EXPENSES. General and administrative expenses for the year ended April 30, 1998 increased 41% to $2.3 million, as compared to $1.6 million for the previous fiscal year. The increase is due to additional costs required to support the increase in operations, including the hiring of additional administrative personnel. General and administrative expenses represented 9% and 12% of total revenue in the years ended April 30, 1998 and 1997, respectively.

     AMORTIZATION EXPENSE. Amortization expense for the year ended April 30, 1998 increased to $1.5 million, as compared to $407,000 for the previous fiscal year. The increase is due to recording amortization of intangible assets acquired in Fiscal 1997 for a full fiscal year and to recording amortization of the additional intangible assets acquired during fiscal 1998.

     INTEREST (NET). Interest income for the year ended April 30, 1999 decreased to $709,000, compared to $902,000 for the previous fiscal year. Interest income decreased due to the use of cash in partial payment for the fiscal 1998 and fiscal 1997 acquisitions. Interest expense for the year ended April 30, 1998 decreased to $160,000, compared to $220,000 for the previous fiscal year. Interest expense decreased due to decreased borrowing.

     INCOME TAXES. In the year ended April 30, 1999, Ansoft recorded a net income tax benefit of $1.0 million, resulting from the recognition of previously unrecognized deferred tax assets in accordance with the Financial Accounting Standards Board's SFAS No. 109, "Accounting for Income Taxes."

QUARTERLY RESULTS OF OPERATIONS

     The following table presents unaudited quarterly results in dollar amounts and as a percentage of total revenue for each quarter of fiscal 1999 and fiscal 1998. The information has been prepared on a basis consistent with Ansoft's annual consolidated financial statements and, in the opinion of management, contains all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the information for such periods. Ansoft's quarterly results have been in the past, and may be in the future, subject to fluctuations due to increased competition, the timing of new product announcements, changes in pricing policies by Ansoft or its competitors, market acceptance of new and enhanced versions of Ansoft's products and the size and timing of significant licenses. Ansoft believes that results of operations for the interim periods are not necessarily indicative of the results to be expected for any future period. Ansoft's business has been seasonal, with revenues in the first fiscal quarter typically lower than the fourth quarter of the preceding fiscal year.

                                                                             QUARTER ENDED
                                        ---------------------------------------------------------------------------------------
                                                       FISCAL 1999                                  FISCAL 1998
                                        ------------------------------------------   ------------------------------------------
                                        APRIL 30,   JAN. 31,   OCT. 31,   JULY 31,   APRIL 30,   JAN. 31,   OCT. 31,   JULY 31,
                                          1999        1999       1998       1998       1998        1998       1997       1997
                                        ---------   --------   --------   --------   ---------   --------   --------   --------
                                                                 (IN THOUSANDS, EXCEPT PER SHARE DATA)
Revenue
  License.............................   $5,862      $4,769    $ 3,977    $ 3,239     $6,064      $5,005     $4,891     $4,016
  Service and other...................    1,868       1,321      1,524      1,915      1,755       1,840      1,393      1,319
                                         ------      ------    -------    -------     ------      ------     ------     ------
     Total Revenue....................    7,730       6,090      5,501      5,154      7,819       6,845      6,284      5,335
                                         ------      ------    -------    -------     ------      ------     ------     ------
Costs and expenses
  Sales and marketing.................    4,470       4,267      4,072      4,252      4,079       3,145      2,867      2,557
  Research and development............    2,186       2,033      2,106      2,066      1,949       1,976      1,864      1,510
  General and administrative..........      757         706        695        635        655         600        597        470
  Amortization........................      545         434        434        422        410         395        376        314
                                         ------      ------    -------    -------     ------      ------     ------     ------
     Total costs and expenses.........    7,958       7,440      7,307      7,387      7,093       6,116      5,704      4,851
                                         ------      ------    -------    -------     ------      ------     ------     ------
Income (loss) from operations.........     (228)     (1,350)    (1,806)    (2,221)       726         729        580        484
Interest income (expense).............      389         404        416        379        254         108         96         91
                                         ------      ------    -------    -------     ------      ------     ------     ------
Income (loss) before taxes............      161        (946)    (1,390)    (1,842)       980         837        676        575
Income tax benefit....................      (30)        290        400        550        370         240        220        170
                                         ------      ------    -------    -------     ------      ------     ------     ------
  Net income (loss)...................   $  131      $ (656)   $  (990)   $(1,292)    $1,350      $1,077     $  896     $  745
                                         ------      ------    -------    -------     ------      ------     ------     ------
  Basic net income (loss) per share...   $ 0.01      $(0.06)   $ (0.09)   $ (0.11)    $ 0.13      $ 0.12     $ 0.10     $ 0.08
                                         ======      ======    =======    =======     ======      ======     ======     ======
  Diluted net income (loss) per
     share............................   $ 0.01      $(0.06)   $ (0.09)   $ (0.11)    $ 0.12      $ 0.11     $ 0.09     $ 0.08
                                         ======      ======    =======    =======     ======      ======     ======     ======
Weighted average number of shares
  outstanding -- basic................   11,032      11,231     11,453     11,524     10,639       9,205      9,130      8,989
Weighted average number of shares
  outstanding -- diluted..............   11,800      11,231     11,453     11,524     11,589      10,187     10,121      9,621

                                                         PERCENTAGE OF TOTAL REVENUE
                                         ------------------------------------------------------------
Revenue
  License..............................   76%     78%      72%     63%     78%     73%     77%     75%
  Service and other....................   24      22       28      37      22      27      23      25
                                         ---     ---     ----     ---     ---     ---     ---     ---
     Total Revenue.....................  100     100      100     100     100     100     100     100
                                         ---     ---     ----     ---     ---     ---     ---     ---
Costs and expenses
  Sales and marketing..................   58      70       74      83      52      46      46      48
  Research and development.............   28      33       38      40      25      29      30      28
  General and administrative...........   10      12       13      15       8       9       9       9
  Amortization.........................    7       7        8       5       5       6       6       6
  Acquired in process research and
     development.......................   --      --       --      --      --      --      --      --
                                         ---     ---     ----     ---     ---     ---     ---     ---
     Total costs and expenses..........  103     122      133     143      91      89      91      91
                                         ---     ---     ----     ---     ---     ---     ---     ---
Income (loss) from operations..........   (3)    (22)    (133)    (43)      9      11       9       9
Interest income........................    5       7        8       7       3       1       2       2
Income (loss) before taxes.............    2     (15)     (25)    (36)     12      12      11      11
Income tax benefit.....................   --       4        7      11       5       4       3       3
                                         ---     ---     ----     ---     ---     ---     ---     ---
Net income (loss)......................    2%    (11)%    (18)%   (25)%    17%     16%     14%     14%
                                         ===     ===     ====     ===     ===     ===     ===     ===

LIQUIDITY AND CAPITAL RESOURCES

     As of July 31, 1999, Ansoft had $2.7 million in cash and cash equivalents and working capital of $15.6 million. Net cash provided by (used in) operating activities was $691,000 and $(735,000) in the three months ended July 31, 1999 and 1998, respectively. Net cash provided by (used in) investing activities was $(1.4) million and $(14.9) million in the three months ended July 31, 1999 and 1998, respectively. Capital expenditures, consisting primarily of purchases of computer equipment, were $264,000 and $385,000 in the three months ended July 31, 1999 and 1998, respectively. Net cash provided by financing activities includes cash proceeds from the issuance of Common Stock totaling $19,000 and $57,000 in the three months ended July 31, 1999 and 1998, respectively.

     Ansoft has available a $10.0 million secured line of credit from a domestic financial institution at an interest rate equal to LIBOR plus an applicable margin rate. The line of credit is secured by the marketable securities held with the institution. As of July 31, 1999, $8.5 million was the outstanding balance on the line of credit. Ansoft believes that the available funds will be sufficient to meet its anticipated cash needs for working capital and capital expenditures for at least the foreseeable future. Thereafter, if cash generated from operations is insufficient to satisfy Company's liquidity requirements, Ansoft may seek additional funds through equity or debt financing. There can be no assurance that additional financing will be available or that, if available, such financing will be on terms favorable to Ansoft.

     ACQUISITIONS. On July 24, 1996, the Company acquired the EBU for $5.6 million in cash. On April 9, 1997, the Company acquired all of the outstanding capital stock of Compact for $3.0 million in cash and 1.3 million shares of the Company's Common Stock. On August 11, 1997, the Company acquired Boulder by the merger of Boulder with and into the Company, in consideration for $743,000 in cash and 108,000 shares of the Company's Common Stock. On April 28, 1999, Ansoft acquired a majority of the outstanding stock of Pacific Numerix for 372,000 shares and $600,000 in cash. The acquisitions were accounted for as a purchases, and the financial results of the acquired entities have been included in the accompanying consolidated financial statements since the respective date of the acquisitions.

EFFECTS OF INFLATION

     To date, inflation has not had a material impact on Ansoft's consolidated financial results.

YEAR 2000 ISSUES

     We have recently evaluated the products we currently support to determine if they are Year 2000 ready. Most of our products do not rely on knowledge of the date (date-sensitive data) for performance or functionality. Our products only use date-sensitive data with respect to the licensing of our products.

     STATE OF READINESS. The results of this evaluation revealed that most of Ansoft's supported products are Year 2000 ready. Ansoft plans to offer patches or upgrades to the supported products currently not Year 2000 ready.

     During 1998, an evaluation was done to Ansoft's internal support systems to determine if they are Year 2000 ready to support our operations beyond the year 2000. We currently uses third party software systems and applications, some of which are not Year 2000 ready. Ansoft intends to stop using these software products or upgrade or replace them as part of its growth plan.

     Although Ansoft intended to replace or upgrade these systems prior to June 30, 1999, the work will be extended to December 31, 1999. The failure by Ansoft to complete such work prior to December 31, 1999 could have a material adverse effect on our business, financial condition and operations.

     COSTS. Ansoft does not have a project tracking system that tracks the cost and time that its own internal employees spend on the Year 2000 project. Based on Ansoft's assessment, the cost incurred to date has not had a material impact to our results of operations. We expects that costs directly related to Year 2000 in excess of normal upgrade and maintenance costs would not exceed approximately $100,000 for both costs incurred to date and future costs. However, there is no assurance that the costs may not exceed this amount.

     RISKS. Ansoft is requesting its vendors to provide Year 2000 compliance certificates for all its internal support systems. However, Ansoft only intends to perform testing on its critical internal support systems. Inoperability related to Year 2000 problems of internal systems that are certified Year 2000 ready by the vendor and not tested by us could have an adverse impact on our operational efficiency.

     The patches or upgrades provided by Ansoft as the remedies to make its products Year 2000 ready may not be accepted by the customer, which could have an adverse impact on Ansoft's business.

     Ansoft believes that the purchasing patterns of customers and potential customers may be affected by Year 2000 issues as companies expend significant resources to correct or patch their current software systems for Year 2000 readiness. These expenditures may result in reduced funds available to purchase software products such as those offered by Ansoft, which could result in a material adverse effect on our business, financial condition and results of operation. In addition, we do not have any meaningful data as to the state of its customers' Year 2000 readiness.

     CONTINGENCY PLANS. Ansoft does not presently have a contingency plan for handling Year 2000 problems that are not detected and corrected prior to their occurrences. Upon completion of testing and implementation activities, Ansoft will be able to assess the areas requiring contingency planning and expects to develop appropriate planning at that time. Any failure of Ansoft to address any unforeseen Year 2000 problems could adversely affect our business, financial condition and results of operations.

QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

     INTEREST RATE RISK. Ansoft's exposure to market risk for changes in interest rates relates primarily to its investment portfolio. Ansoft mitigates its risk by diversifying its investments among credit quality securities and limits the amount of credit exposure to any one issuer. Ansoft does not hedge any interest rate exposures.

     FOREIGN CURRENCY RISK. Ansoft transacts business in various foreign currencies. Accordingly, Ansoft is subject to exposure from adverse movements in foreign currency exchange rates. As of July 31, 1999, Ansoft had no hedging contracts outstanding. Ansoft assesses the need to utilize financial instruments to hedge currency exposures on an ongoing basis.

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

     NONE. There has not been a change of accountants in the past 24 months nor has any disagreement on any matter of accounting principles or practices been reported on Form 8-K during the same period.

CAUTIONARY STATEMENT FOR PURPOSES OF THE "SAFE HARBOR" PROVISIONS OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

     The statements contained in this "Management's Discussion and Analysis of Financial Condition and Results of Operations" which are not historical are "forward looking statements" within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements represent Ansoft's present expectations or beliefs concerning future events. Ansoft cautions that such statements are qualified by important factors that could cause actual results to differ materially from those in the forward looking statements including those factors identified in "Additional Risk Factors." Results actually achieved thus may differ materially from expected results included in these statements.

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors and Stockholders
Ansoft Corporation:

     We have audited the accompanying consolidated balance sheets of Ansoft Corporation and subsidiaries as of April 30, 1999 and 1998, and the related consolidated statements of operations, stockholders' equity and comprehensive income, and cash flows for each of the years in the three-year period ended April 30, 1999. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Ansoft Corporation and subsidiaries as of April 30, 1999 and 1998, and the results of their operations and their cash flows for each of the years in the three-year period ended April 30, 1999, in conformity with generally accepted accounting principles.

KPMG LLP

Pittsburgh, Pennsylvania
May 26, 1999

                               ANSOFT CORPORATION

                          CONSOLIDATED BALANCE SHEETS
                    (in thousands, except per share amounts)

                                                    JULY 31,       APRIL 30,     APRIL 30,
                                                      1999           1999          1998
                                                   -----------     ---------     ---------
                                                   (UNAUDITED)
ASSETS
Current assets
  Cash and cash equivalents......................    $ 2,657        $ 2,489       $20,677
  Marketable securities..........................     17,007         16,461            --
  Accounts receivable, net of allowance for
     doubtful accounts of $175, $175 and $150,
     respectively................................      7,411          8,645         7,465
  Deferred income taxes..........................        126            126         2,145
  Prepaid expenses and other assets..............        734            709           536
                                                     -------        -------       -------
Total current assets.............................     27,935         28,430        30,823
Plant and equipment..............................      4,707          4,663         3,097
Marketable securities............................      5,721          5,730         6,703
Other assets.....................................        310            475           260
Deferred taxes -- non current....................      3,218          2,993            --
Intangible assets................................     10,072         10,339         8,297
                                                     -------        -------       -------
Total assets.....................................    $51,963        $52,630       $49,180
                                                     =======        =======       =======
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities
  Line of credit.................................    $ 8,488        $ 7,446       $    --
  Accounts payable...............................        206            329           534
  Accrued expenses...............................        178            404           264
  Income taxes...................................        174            174           286
  Accrued wages..................................        150            150           347
  Deferred revenue...............................      3,158          3,228         1,813
                                                     -------        -------       -------
Total current liabilities........................     12,354         11,731         3,244
Deferred taxes -- non current....................         --             --           237
Other liabilities................................        136            143           179
                                                     -------        -------       -------
Total liabilities................................     12,490         11,874         3,660
Minority Interest................................       (107)          (107)           --
Stockholders' equity
  Preferred stock, par value $0.01 per share;
     1,000 shares authorized, no shares
     outstanding.................................         --             --            --
  Treasury stock 306 and 283 shares,
     respectively................................     (1,696)        (1,556)           --
  Common stock, par value $0.01 per share; 25,000
     authorized; issued 11,689, 11,658 and 11,516
     shares, respectively........................        116            116           115
  Additional paid-in capital.....................     51,509         51,490        50,728
  Other accumulated comprehensive income
     (loss)......................................     (1,282)        (1,013)           43
  Accumulated deficit............................     (9,067)        (8,174)       (5,366)
                                                     -------        -------       -------
Total stockholders' equity.......................     39,580         40,863        45,520
Total liabilities and stockholders' equity.......    $51,963        $52,630       $49,180
                                                     =======        =======       =======

See accompanying notes to consolidated financial statements.

                               ANSOFT CORPORATION

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                    (in thousands, except per share amounts)

                                            THREE MONTHS              FISCAL YEAR
                                           ENDED JULY 31,           ENDED APRIL 30,
                                          -----------------   ---------------------------
                                           1999      1998      1999      1998      1997
                                          -------   -------   -------   -------   -------
                                             (UNAUDITED)
Revenue
  License...............................  $ 5,304   $ 3,239   $17,847   $19,974   $11,950
  Service and other.....................    1,607     1,915     6,628     6,309     2,238
                                          -------   -------   -------   -------   -------
     Total revenue......................    6,911     5,154    24,475    26,283    14,188
Cost and expenses
  Sales and marketing...................    4,592     4,252    17,061    12,643     7,939
  Research and development..............    2,378     2,066     8,391     7,299     2,993
  General and administrative............      807       635     2,937     2,322     1,647
  Amortization..........................      642       422     1,691     1,495       407
  Acquired in process research and
     development........................       --        --        --        --     8,754
                                          -------   -------   -------   -------   -------
     Total costs and expenses...........    8,419     7,375    30,080    23,759    21,740
                                          -------   -------   -------   -------   -------
Income (loss) from operations...........   (1,508)   (2,221)   (5,605)    2,524    (7,552)
Interest income.........................      477       390     1,693       709       902
Interest expense........................      (87)      (11)     (106)     (160)     (220)
                                          -------   -------   -------   -------   -------
Income (loss) before income taxes.......   (1,118)   (1,842)   (4,018)    3,073    (6,870)
Income tax benefit......................      225       550     1,210     1,000       420
                                          -------   -------   -------   -------   -------
     Net income (loss)..................  $  (893)  $(1,292)  $(2,808)  $ 4,073   $(6,450)
                                          =======   =======   =======   =======   =======
Basic net income (loss) per share.......  $ (0.08)  $ (0.11)  $ (0.25)  $  0.42   $ (0.81)
                                          =======   =======   =======   =======   =======
Diluted net income (loss) per share.....  $ (0.08)  $ (0.11)  $ (0.25)  $  0.39   $ (0.81)
                                          =======   =======   =======   =======   =======
Weighted average shares outstanding used
  in basic calculation..................   11,383    11,524    11,310     9,681     7,955
                                          =======   =======   =======   =======   =======
Weighted average shares outstanding used
  in diluted calculation................   11,383    11,524    11,310    10,521     7,955
                                          =======   =======   =======   =======   =======

See accompanying notes to consolidated financial statements.

                               ANSOFT CORPORATION

    CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY AND COMPREHENSIVE INCOME
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                                                                                        OTHER
                                                     COMMON STOCK     ADDITIONAL    TREASURY STOCK                   ACCUMULATED
                                   COMPREHENSIVE   ----------------    PAID-IN     ----------------   ACCUMULATED   COMPREHENSIVE
                                   INCOME (LOSS)   SHARES    AMOUNT    CAPITAL     SHARES   AMOUNT      DEFICIT     INCOME (LOSS)
                                   -------------   -------   ------   ----------   ------   -------   -----------   -------------
Balance, April 30, 1996..........          --      $ 7,636    $ 76     $17,204        --         --     $(2,989)            --
Issuance of common stock.........          --        1,353      14       7,106        --         --          --             --
Net loss.........................      (6,450)          --      --          --        --         --      (6,450)            --
Unrecognized loss on marketable
  securities.....................         (44)          --      --          --        --         --          --            (44)
                                      -------      -------    ----     -------      ----    -------     -------        -------
                                      $(6,494)
Balance, April 30, 1997..........                    8,989    $ 90     $24,310        --         --     $(9,439)       $   (44)
Issuance of common stock.........                    2,527      25      26,418        --         --          --             --
Net income.......................       4,073           --      --          --        --         --       4,073             --
Unrecognized gain on marketable
  securities.....................          87           --      --          --        --         --          --             87
                                      -------      -------    ----     -------      ----    -------     -------        -------
                                      $ 4,160
Balance, April 30, 1998..........                   11,516    $115     $50,728        --         --     $(5,366)       $    43
Purchase of treasury stock.......          --           --      --          --      (656)    (3,728)         --             --
Issuance of common stock.........          --          142       1         762       373      2,172          --             --
Net loss.........................      (2,808)          --      --          --        --         --      (2,808)            --
Foreign currency translation.....         (23)          --      --          --        --         --          --            (23)
Unrecognized loss on marketable
  securities.....................      (1,033)          --      --          --        --         --          --         (1,033)
                                      -------      -------    ----     -------      ----    -------     -------        -------
                                      $(3,864)
Balance, April 30, 1999..........                   11,658    $116     $51,490      (283)   $(1,556)    $(8,174)       $(1,013)
Purchase of treasury stock
  (unaudited)....................          --           --      --          --       (23)      (140)         --             --
Issuance of common stock
  (unaudited)....................          --           31      --          19        --         --          --             --
Net loss (unaudited).............        (893)          --      --          --        --         --        (893)            --
Foreign currency translation
  (unaudited)....................         (39)          --      --          --        --         --          --            (39)
Unrecognized loss on Marketable
  securities (unaudited).........        (230)          --      --          --        --         --          --           (230)
                                      -------      -------    ----     -------      ----    -------     -------        -------
                                      $(1,162)
Balance, July 31, 1999
  (unaudited)....................                   11,689    $116     $51,509      (306)   $(1,696)    $(9,067)       $(1,282)

See accompanying notes to consolidated financial statements.

                               ANSOFT CORPORATION

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                    (in thousands, except per share amounts)

                                                             THREE MONTHS
                                                            ENDED JULY 31,      FISCAL YEAR ENDED APRIL 30,
                                                          ------------------   -----------------------------
                                                           1999       1998       1999      1998       1997
                                                          -------   --------   --------   -------   --------
                                                             (UNAUDITED)
Cash flows from operating activities
  Net income (loss).....................................  $  (893)  $ (1,292)  $ (2,808)  $ 4,073   $ (6,450)
  Adjustments to reconcile net income to net cash
     provided by operating activities
     Depreciation.......................................      220        210        983       640        299
     Amortization.......................................      642        422      1,691     1,495        429
     Acquired in process research and development.......       --         --         --        --      8,754
     Deferred taxes.....................................     (225)      (638)    (1,211)     (465)      (420)
Changes in assets and liabilities
     Accounts receivable................................    1,234      1,344     (1,180)   (3,336)    (1,971)
     Prepaid expenses and other assets..................      (25)      (379)      (173)     (254)      (191)
     Other long-term assets.............................      158        (11)      (251)     (257)        10
     Accounts payable...................................     (123)        61       (205)      385       (196)
     Accrued wages and expenses.........................     (227)      (527)      (169)     (778)       (13)
     Deferred revenue...................................      (70)        75      1,415       653        152
                                                          -------   --------   --------   -------   --------
Net cash provided (used) by operating activities........      691       (735)    (1,908)    2,156        403
                                                          -------   --------   --------   -------   --------
Cash flows from investing activities
  Purchases of plant and equipment......................     (264)      (385)    (2,549)   (1,532)      (811)
  Investment in acquired businesses.....................       --       (160)      (770)   (2,285)    (8,600)
  Sale of marketable securities.........................       --         --         --       534      5,878
  Purchases of marketable securities....................     (766)   (14,380)   (16,521)       --    (11,614)
                                                          -------   --------   --------   -------   --------
Net cash used in investing activities...................   (1,405)   (14,925)   (19,840)   (3,283)   (15,147)
                                                          -------   --------   --------   -------   --------
Cash flows from financing activities
  Proceeds from line of credit, net.....................    1,042         --      7,446    (4,208)     4,208
  Purchase of treasury stock............................     (140)        --     (4,177)       --         --
  Proceeds from the issuance of common stock, net.......       19         57        314    25,700        120
                                                          -------   --------   --------   -------   --------
Net cash provided by financing activities...............      921         57      3,583    21,492      4,328
                                                          -------   --------   --------   -------   --------
Net increase (decrease) in cash and cash equivalents....      207    (15,603)   (18,165)   20,365    (10,416)
  Effect of exchange rate changes on cash...............      (39)       (96)       (23)       --         --
Cash and cash equivalents at beginning of period........    2,489     20,677     20,677       312     10,728
                                                          -------   --------   --------   -------   --------
Cash and cash equivalents at end of period..............  $ 2,657   $  4,978   $  2,489   $20,677   $    312
                                                          =======   ========   ========   =======   ========
Supplemental disclosures of cash flow information
  Cash paid for interest................................  $    88   $      4   $    106   $   160   $    221
                                                          =======   ========   ========   =======   ========
  Cash paid for income taxes............................  $     0   $     20   $     44   $    80   $     13
                                                          =======   ========   ========   =======   ========
  Plant and equipment acquired through assumption of
     liability..........................................  $    --   $     --   $    203   $   179   $     --
                                                          =======   ========   ========   =======   ========

See accompanying notes to consolidated financial statements.

                               ANSOFT CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
           (INFORMATION AS OF JULY 31, 1999 AND FOR THE PERIOD ENDED
                      JULY 31, 1999 AND 1998 IS UNAUDITED)

1. NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

NATURE OF BUSINESS

     Ansoft is a leading developer of electronic design automation ("EDA") software. Its products are used by engineers in the design of high performance electrical devices and systems, such as cellular phones, satellite communications, computer circuit boards, motors and ABS braking systems.

PRINCIPLES OF CONSOLIDATION AND BASIS OF PRESENTATION

     The accompanying consolidated financial statements include the accounts of the Company and its subsidiaries, from the date of inception or acquisition. All intercompany transactions have been eliminated. Effective July 24, 1996, April 9, 1997 and August 8, 1997, the Company acquired the Electronic Business Unit (the "EBU") of The MacNeal Schwendler Company ("MSC"), Compact Software Inc. ("Compact"), and Boulder Microwave Technologies, Inc. ("Boulder"), respectively. The Company acquired the majority interest in Pacific Numerix Corporation ("Pacific Numerix") on April 28, 1999.

USE OF ESTIMATES

     The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and disclosure of contingent assets and liabilities. The estimates and assumptions used in the accompanying financial statements are based on management's evaluation of the relevant facts and circumstances as of the date of the financial statements. Actual results may differ from those estimates.

CASH EQUIVALENTS

     Cash equivalents include only highly liquid debt instruments purchased with original maturity dates of three months or less.

MARKETABLE SECURITIES

     Marketable Securities consist of corporate bonds and government agency issues and are classified as of April 30, 1999 and 1998 as available for sale. Marketable securities available for sale are recorded at fair market value based on quoted market prices and any unrecorded gains or losses are recorded as a separate component of stockholders' equity. Costs of investments sold are determined on the basis of specific identification.

                               ANSOFT CORPORATION

PLANT AND EQUIPMENT

     Plant and equipment are stated at cost less accumulated depreciation and amortization. Depreciation for financial reporting purposes is computed using the straight-line method based upon the estimated useful lives of the assets which range from three to seven years. Assets acquired under capital leases and leasehold improvements are amortized over their useful life or the lease term, as appropriate.

INTANGIBLE ASSETS

     Intangible assets consist mainly of customer lists, established workforce, and purchased technology which are being amortized on a straight line basis over seven, three and three years, respectively. Purchased technology represents acquired software which has been fully developed, achieved technological feasibility, reached commercial viability, and is generating revenue. The carrying value of intangible assets are reviewed whenever circumstances occur which indicate that the carrying value may not be recoverable.

REVENUE RECOGNITION

     Revenue consists primarily of fees for licenses of the Company's software products, maintenance and customer support.

     SOFTWARE REVENUE. Prior to May 1, 1998, the Company complied with the American Institute of Certified Public Accountants' (AICPA) Statement of Position (SOP) 91-1, "Software Revenue Recognition". Revenue from the sale of software licenses was recognized after shipment of the products and fulfillment of acceptance terms, if any, providing that no significant vendor and post-contract support obligations remained and collection of the related receivable was probable. Any remaining insignificant vendor or post-contract support obligations were accrued at the time the revenue was recognized. In the first quarter of fiscal 1999, the Company adopted the provisions of the AICPA SOP 97-2, "Software Revenue Recognition" (SOP 97-2). SOP 97-2 generally requires revenue earned on software arrangements involving multiple elements to be allocated to each element based on the relative fair values of the elements. The revenue allocated to software products generally is recognized after shipment of the products and fulfillment of acceptance terms. The effect of adopting SOP 97-2 on May 1, 1998 was not material.

     SERVICE AND OTHER REVENUE. Maintenance revenue is deferred and recognized ratably over the term of the maintenance agreement, which is typically 12 months. Revenue from customer training, support and other services is recognized as the service is performed. Other revenue consists primarily of revenue earned on development contracts with government-sponsored entities. Revenue under these arrangements is recognized as the service is performed.

SOFTWARE DEVELOPMENT COSTS

     In accordance with Statement of Financial Accounting Standards (SFAS) No. 86, the Company has evaluated the establishment of technological feasibility of its various products during the development phase. Due to the dynamic changes in the market, the

                               ANSOFT CORPORATION

Company has concluded that it cannot determine, with any reasonable degree of accuracy, technological feasibility until the development phase of the project is nearly complete. The time period during which costs could be capitalized from the point of reaching technological feasibility until the time of general product release is generally very short and, consequently, the amounts that could be capitalized pursuant to SFAS No. 86 are not material to the Company's financial position or results of operations. Therefore, the Company charges all research and development expenses to operations in the period incurred.

INCOME TAXES

     Income taxes are provided for under the provisions of SFAS No. 109, "Accounting for Income Taxes," for all periods presented. Under the asset and liability method of SFAS No. 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under SFAS No. 109, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts expected to be realized.

NET INCOME (LOSS) PER SHARE

     Net income (loss) per share is computed using the weighted average number of common and common equivalent shares outstanding during the period. Common equivalent shares are not included in the per share calculations where their inclusion would be antidilutive, except that in accordance with certain SEC Staff Accounting Bulletins, common and common equivalent shares issued during the 12 months preceding the initial filing of the Registration Statement for the Company's initial public offering have been included in the calculation using the treasury stock method as if they were outstanding for all periods presented.

     In February 1997, Statement of Financial Accounting Standards No. 128 "Earnings Per Share" ("SFAS 128") was issued by the Financial Accounting Standards Board. SFAS 128 requires the presentation of both basic and diluted earnings per share. Under SFAS 128, "basic earnings (loss) per share" is calculated based upon the weighted average number of common shares actually outstanding, and "diluted earnings per share" is calculated based upon the weighted average number of common shares outstanding and other potential common shares if they are dilutive. SFAS 128 was adopted in the Company's third quarter of fiscal 1998. Prior periods have been restated to conform with SFAS 128.

                               ANSOFT CORPORATION

     The following is a reconciliation of the numerators and denominators of the basic and diluted EPS computations for the years presented:

                                           INCOME               PER SHARE
                                           (LOSS)     SHARES     AMOUNT
                                           -------    ------    ---------
THREE MONTHS ENDED JULY 31, 1999
Basic net income (loss) per share........  $  (893)   11,383     $(0.08)
                                           =======    ======     ======
Effect of dilutive securities:
  Stock options..........................       --        --         --
                                           -------    ------     ------
Diluted net income (loss) per share......  $  (893)   11,383     $(0.08)
                                           =======    ======     ======
THREE MONTHS ENDED JULY 31, 1998
Basic net income (loss) per share........  $(1,292)   11,524     $(0.11)
                                           =======    ======     ======
Effect of dilutive securities:
     Stock options.......................       --        --         --
                                           -------    ------     ------
Diluted net income (loss) per share......  $(1,292)   11,524     $(0.11)
                                           =======    ======     ======
FISCAL YEAR ENDED APRIL 30, 1999
Basic net income (loss) per share........  $(2,808)   11,310     $(0.25)
Effect of dilutive securities:
  Stock options..........................       --        --     $   --
                                           -------    ------     ------
Diluted net income (loss) per share......  $(2,808)   11,310     $(0.25)
                                           =======    ======     ======
FISCAL YEAR ENDED APRIL 30, 1998
Basic net income (loss) per share........  $ 4,073     9,681     $ 0.42
Effect of dilutive securities:
  Stock options..........................       --       840     $(0.03)
                                           =======    ======     ======
Diluted net income (loss) per share......  $ 4,073    10,521     $ 0.39
                                           =======    ======     ======
FISCAL YEAR ENDED APRIL 30, 1997
Basic net income (loss) per share........  $(6,450)    7,955     $(0.81)
Effect of dilutive securities:
  Stock options..........................       --        --     $   --
                                           -------    ------     ------
Diluted net income (loss) per share......  $(6,450)    7,955     $(0.81)
                                           =======    ======     ======

STOCK BASED COMPENSATION

     The Company accounts for stock-based compensation in accordance with the Financial Accounting Standards Board's Statement of Financial Accounting Standards

                               ANSOFT CORPORATION

(SFAS) No. 123 "Accounting for Stock-Based Compensation." This statement permits a company to choose either a new fair value based method of accounting for its stock-based compensation arrangements or to comply with APB Opinion 25 intrinsic value based method adding pro forma disclosures of net income and earnings per share computed as if the fair value based method had been applied in the financial statements. The Company has adopted SFAS No. 123 by retaining APB Opinion 25 method of accounting for stock-based compensation with annual pro forma disclosures of net income and earnings per share.

COMPREHENSIVE INCOME

     Comprehensive Income In 1997, the Financial Accounting Standards Board
(FASB) issued Statement of Financial Accounting Standards (SFAS) No. 130 "Reporting Comprehensive Income, "which was adopted by the Company in the first quarter of fiscal 1999. SFAS No. 130 establishes rules for the reporting and display of comprehensive income and its components; however, the adoption of this Statement had no impact on the Company's results of operations or stockholders' equity. SFAS No. 130 requires companies to report a new, additional measure of income on the income state mentor to create a new financial statement that has the new measure of income on it. "Comprehensive income" includes foreign currency translation gains and losses and other unrealized gains and losses that have been previously excluded from net income and reflected instead in equity. The Company has reported the components of comprehensive income on its consolidated statements of stockholders' equity.

2. ACQUISITIONS AND RELATED INTANGIBLE ASSETS

     On July 24, 1996, the Company acquired the EBU for $5,600 in cash. On April 9, 1997, the Company acquired all of the outstanding capital stock of Compact for $3,000 in cash and 1,273 shares of the Company's Common Stock. On August 11, 1997, the Company acquired Boulder by the merger of Boulder with and into the Company, in consideration for $743 in cash and 108 shares of the Company's Common Stock. On April 28th, 1999, Ansoft acquired the majority of the outstanding stock of Pacific Numerix for 377 shares and $600 in cash. The cost of these acquisitions has been allocated on the basis of the estimated fair value of the assets acquired and the liabilities assumed. The allocation of the EBU and Compact acquisitions resulted in charges of $3,100 and $5,700 recorded, respectively, in fiscal 1997 based on the future expected cash flows of certain acquired in process research and development that had not reached technological feasibility. The acquisitions have been accounted for as purchases, and their respective financial results have been included in the accompanying consolidated financial statements since the date of their respective acquisitions.

     The following unaudited pro forma summary presents information as if the acquisition of Pacific Numerix occurred at the beginning of the periods presented. The pro forma information is provided for information purposes only. It is based on historical information and does not necessarily reflect the actual results that would have occurred, nor is it necessarily indicative of future results of operations of the combined enterprise.

                               ANSOFT CORPORATION

                                                        FISCAL YEAR
                                                      ENDED APRIL 30,
                                                     ------------------
                                                      1999       1998
                                                     -------    -------
Revenue............................................  $26,864    $29,562
Pro forma net income (loss)........................  $(4,553)   $ 3,357
Pro forma net income (loss) per common share.......  $ (0.39)   $  0.31

3. PLANT AND EQUIPMENT

     Plant and equipment consist of the following:

                                                          APRIL 30,
                                                       ----------------
                                                        1999      1998
                                                       ------    ------
Computers and equipment..............................  $6,237    $4,232
Furniture and fixtures...............................     903       628
Leasehold improvements...............................     389       120
                                                       ------    ------
                                                        7,529     4,980
Less allowances for depreciation and amortization....   2,866     1,883
                                                       ------    ------
                                                       $4,663    $3,097
                                                       ======    ======

4. INTANGIBLE ASSETS

     Intangible assets consist of the following:

                                                         APRIL 30,
                                                     ------------------
                                                      1999       1998
                                                     -------    -------
Customer list......................................  $10,281    $ 8,146
Established work force.............................    1,679      1,206
Purchased technology...............................    1,398        273
Goodwill...........................................      574        574
                                                     -------    -------
                                                      13,932     10,199
Less allowances for amortization...................    3,593      1,902
                                                     -------    -------
                                                     $10,339    $ 8,297
                                                     =======    =======

                               ANSOFT CORPORATION

5. MARKETABLE SECURITIES

     Marketable securities, classified as available for sale, are summarized as follows:

                                                     UNREALIZED
                                        AMORTIZED       GAIN       MARKET
                                          COST         (LOSS)       VALUE
                                        ---------    ----------    -------
April 30, 1999 Marketable
  Securities..........................   $23,181       $(990)      $22,191
April 30, 1998 Marketable
  Securities..........................   $ 6,660       $  43       $ 6,703

     The carrying values of debt securities as of April 30, 1999, by contractual maturity is shown below:

Due in less than one year...................................  $16,461
Due in one to five years....................................  $ 1,664
Due in five to ten years....................................  $ 4,067
                                                              -------
                                                              $22,191
                                                              =======

     Gross realized and unrealized gains (losses) on sales of securities in fiscal 1999, 1998 and 1997 were immaterial.

6. LINE OF CREDIT

     The Company has available a $10,000 secured line of credit from a domestic financial institution at an interest rate equal to LIBOR plus an applicable margin rate. The line of credit is secured by the marketable securities held with the institution. As of April 30, 1999, $7,400 was the outstanding balance on the line of credit and the weighted average interest rate was 4.52%.

7. LEASES

     The Company leases its corporate headquarters in Pittsburgh, Pennsylvania, and other facilities under operating lease agreements which expire over the next six years. Rental expense incurred by the Company under operating lease agreements totaled $1,281, $978

                               ANSOFT CORPORATION
and $548 for the years ended April 30, 1999, 1998 and 1997, respectively. The future minimum lease payments for such operating leases as of April 30, 1999, are:

YEAR ENDING APRIL 30,
---------------------
2000........................................................   1,025
2001........................................................     915
2002........................................................     872
2003........................................................     817
2004........................................................     629
Thereafter..................................................   1,126
                                                              ------
                                                              $5,384
                                                              ======

8. STOCKHOLDERS' EQUITY

     In February 1998, the Company closed its public offering of 2,300 shares of Common Stock. The net proceeds of the offering were approximately $25,500, after deducting applicable costs and expenses.

     In April 1996, the Company closed its initial public offering of 1,500 shares of common stock at $8.50 per share. The net proceeds of the offering were approximately $11,400, after deducting applicable costs and expenses.

9. COMMON STOCK OPTIONS

     The Company's 1988 Stock Option Plan (1988 Plan) authorizes the issuance of 850 shares of Common Stock for the grant of incentive or nonstatutory stock options to employees and directors. Under the terms of the 1988 Plan, options to purchase Common Stock are granted at no less than the stock's estimated fair market value at the date of the grant and may be exercised during specified future periods as determined by the Board of Directors. The 1988 Plan provides that the options shall expire no more than ten years after the date of the grant.

     In March 1995, the Board of Directors approved a 1995 Stock Option Plan (1995 Plan) that authorized the issuance of up to 350 shares of Common Stock for the grant of incentive or no statutory stock options to employees and directors. The Board of Directors approved an additional 1,850 shares of Common Stock for grant. Under the terms of the 1995 Plan, options to purchase Common Stock are granted at no less than the stock's estimated fair market value at the date of the grant and may be exercised during specified future periods as determined by the Board of Directors. The 1995 Plan provides that the options shall expire no more than ten years after the date of the grant.

                               ANSOFT CORPORATION

     Shares underlying outstanding options under the 1988 Plan and the 1995 Plan are as follows:

                                                     SHARES UNDERLYING
                                                    OUTSTANDING OPTIONS
                                                   ----------------------
                                                   SHARES       PRICE
                                                   ------    ------------
Outstanding, April 30, 1996......................    835     $1.00-$ 2.00
  Granted........................................    270     $5.00-$ 6.50
  Exercised......................................    (80)    $1.14-$ 2.00
  Canceled.......................................    (33)    $2.00-$ 5.38
                                                   -----     ------------
Outstanding, April 30, 1997......................    992     $1.00-$ 6.50
  Granted........................................    544     $5.00-$16.63
  Exercised......................................   (121)    $1.00-$ 5.38
  Canceled.......................................   (100)    $2.00-$10.13
                                                   -----     ------------
Outstanding, April 30, 1998......................  1,515     $1.00-$16.63
  Granted........................................  1,135     $5.06-$ 5.56
  Exercised......................................   (142)    $1.14-$ 5.38
  Canceled.......................................   (426)    $2.00-$16.63
                                                   -----     ------------
Outstanding, April 30, 1999......................  2,073     $1.14-$ 6.00
                                                   =====     ============

     Options to purchase 822 shares of Common Stock were exercisable as of April 30, 1999 and options to purchase 728 shares of Common Stock were available for future grant as of April 30, 1999.

     In addition to the options described above, the Chairman of the Board of Directors received an option to purchase 200 shares of Common Stock at an exercise price of $5.00 per share in April 1995. At that time, such exercise price was considered to be above the estimated fair market value. As of April 30, 1998, all such options were still outstanding and unexercised. The options expire ten years after the date of the grant.

     As permitted under Statement of Financial Accounting Standards No. 123 ("SFAS 123"), "Accounting for Stock-Based Compensation," the Company has elected to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25"), and related Interpretations, in accounting for stock-based awards to employees. Under APB 25, because the exercise price of the Company's employee stock options generally equals the market price of the underlying stock on the date of grant, no compensation expense has been recognized in the Company's consolidated financial statements during fiscal 1999, 1998 or 1997.

     Pro forma information regarding net income and earnings (loss) per share is required by SFAS 123. This information is required to be determined as if the Company had accounted for its employee stock options (including shares issued under the Stock Purchase Plan, collectively called "options") granted subsequent to April 30, 1995 under

                               ANSOFT CORPORATION
the fair value method prescribed by SFAS 123. The fair value of options granted in fiscal years 1999, 1998 and 1997, reported below has been estimated at the date of grant using a Black-Scholes option pricing model with the following weighted average assumptions:

                                                  FISCAL YEAR ENDED APRIL 30,
                                                 -----------------------------
                                                  1999       1998       1997
                                                 -------    -------    -------
Risk-free rate (%)
  Low..........................................    4.05       5.79       5.55
  High.........................................    5.67       6.42       6.54
Volatility (%).................................   54.00      34.00      55.92
Expected Life (in Years).......................    9.66      10.00      10.00
Dividend Yield (%).............................    0.00       0.00       0.00

     The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions, including the expected stock price volatility. Because the Company's options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in the opinion of management, the existing models do not necessarily provide a reliable single measure of the fair value of its options. However, based solely on this analysis, the weighted average estimated fair value of employee stock options granted during 1999, 1998 and 1997 was $3.57, $5.82 and $3.94 per share, respectively.

     For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. The Company's pro forma information follows (unaudited):

                                            FISCAL YEAR ENDED APRIL 30,
                                            ----------------------------
                                             1999       1998      1997
                                            -------    ------    -------
Pro forma net income (loss)...............  $(3,742)   $3,373    $(6,711)
Pro forma net income (loss) per common
  share...................................  $ (0.33)   $ 0.32    $ (0.84)

     Because the Company anticipates making additional grants and options vest over several years, the effects on pro forma disclosures of applying SFAS 123 are not likely to be representative of the effects on pro forma disclosures of future years. SFAS 123 is applicable only to options granted subsequent to April 30, 1995.

                               ANSOFT CORPORATION

     The following table summarizes information about stock options outstanding as of April 30, 1999:

                                 OPTIONS EXERCISABLE
                       ----------------------------------------      OPTIONS OUTSTANDING
                                        WEIGHTED-                  ------------------------
                          NUMBER         AVERAGE      WEIGHTED-       NUMBER       WEIGHTED
                       OUTSTANDING      REMAINING      AVERAGE     EXERCISABLE     AVERAGE
RANGE OF               AT APRIL 30,    CONTRACTUAL    EXERCISE     AT APRIL 30,    EXERCISE
EXERCISE PRICES            1999           LIFE          PRICE          1999         PRICE
---------------        ------------    -----------    ---------    ------------    --------
$1.14-$2.00..........       405           4.74          $1.82          377          $1.81
$3.50-$5.00..........       575           6.90          $4.86          334          $4.76
$5.06-$6.00..........     1,093           9.10          $5.20          111          $5.34

10. EXPORT SALES, MAJOR CUSTOMERS AND CREDIT RISK

     Export sales, principally to Asia, accounted for 52%, 48% and 41% of total product revenue in 1999, 1998 and 1997, respectively. Included in export sales to Asia were sales to Japan, which accounted for approximately 16%, 16% and 13% of total revenue in fiscal 1999, 1998, and 1997, respectively. No other foreign country accounted for more than 10% of total revenue during these periods.

     The Company entered into a distribution arrangement with Hewlett-Packard Corporation ("HP") under which HP formerly distributed the Company's HFSS product on an exclusive basis (the "HP Agreement"). The HP Agreement has since expired, and HP has no right to distribute the Company's HFSS 4.0 product. The Company currently sells the latest version of its HFSS product, Ansoft HFSS 6.0, through its own sales force and other distributors. Revenue from the HP Agreement accounted for 3% and 12% of total revenue in fiscal 1998 and 1997, respectively.

     The Company markets its software products to customers throughout the world directly and through distributors and generally does not require collateral. However, letters of credit are obtained from certain international customers prior to shipment. The Company performs ongoing credit evaluations of its customers and maintains an allowance for potential credit losses. The Company believes that it has adequately provided for credit losses.

                               ANSOFT CORPORATION

11. INCOME TAX

     The provisions for income taxes consists of the following:

                                                     APRIL 30,
                                            ---------------------------
                                             1999       1998      1997
                                            -------    -------    -----
Current:
  Federal.................................  $    --    $   333    $  --
  Foreign.................................       --         --       --
  State...................................       --         95       --
                                            -------    -------    -----
     Total................................       --        428       --
Deferred:
  Federal.................................   (1,057)    (1,447)    (316)
  State...................................     (153)        19     (104)
                                            -------    -------    -----
     Total................................   (1,210)    (1,428)    (420)
                                            -------    -------    -----
Total benefit for income taxes............  $(1,210)   $(1,000)   $(420)
                                            =======    =======    =====

     The Company's actual income tax expense (benefit) differs from the expected income tax expense (benefit) computed by applying the statutory federal income before income taxes as a result of the following:

                                                     APRIL 30,
                                           -----------------------------
                                            1999       1998       1997
                                           -------    -------    -------
Income tax expense (benefit) at statutory
  rate...................................  $(1,366)   $ 1,044    $(2,335)
State income tax, net of federal
  offset.................................     (101)       142       (419)
Net deductible intangible assets.........       --         --         --
Expiration of state net operating
  losses.................................       --        241         61
Change in valuation allowance............       43     (2,857)     2,258
Reduction in state deferred tax due to
  decrease in state effective tax rate...       --        243         --
Other, net...............................      214        187         15
                                           -------    -------    -------
Actual income tax benefit................  $(1,210)   $(1,000)   $  (420)
                                           =======    =======    =======

     In addition to the income tax expense (benefit) reported above, a deferred tax liability of $640 was recorded during the fiscal year ended April 30, 1998 in connection with the acquisition of Boulder.

                               ANSOFT CORPORATION

     The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities are presented below:

                                                          APRIL 30,
                                                       ----------------
                                                        1999      1998
                                                       ------    ------
Deferred tax assets:
  Net operating loss carryforward....................  $3,295    $2,089
  Allowance for doubtful accounts....................      66        56
  Alternative minimum tax credit carryforward........      86        --
  Foreign Tax Credit carryforward....................      --        --
  Intangible Assets..................................      71        --
  Net Unrealized Losses on Available for Sale
     Securities......................................     340        --
                                                       ------    ------
Total gross deferred tax assets......................   3,858    $2,145
Less valuation allowance.............................     383        --
                                                       ------    ------
Net deferred tax assets..............................   3,475     2,145
                                                       ------    ------
Deferred tax liabilities:
  Intangible assets..................................      --       (61)
  Property, plant, and equipment.....................    (356)     (176)
                                                       ------    ------
Total gross deferred tax liability...................    (356)     (237)
                                                       ------    ------
Net deferred taxes...................................  $3,119    $1,908
                                                       ======    ======

     The valuation allowance for deferred tax assets as of May 1, 1998 and 1997 was $0 and $2,857, respectively. The net change in the total valuation allowance for the years ended April 30, 1999 and April 30, 1998 was an increase of $383 and a decrease of $2,857, respectively. Management evaluates the recoverability of the deferred tax assets and the level of the valuation on a quarterly basis. In assessing the realizability of the deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment.

     An additional gross deferred tax benefit of $340 was generated in the year ended April 30, 1999 with respect to unrealized losses on available for sale securities. Since it was more likely than not that some portion, or all of, the unrealized loss would not be realized, management placed a valuation of $340 upon this deferred tax asset, and no benefit was reported in stockholder's equity or income.

                               ANSOFT CORPORATION

     As of April 30, 1999, the Company had net operating loss carryforwards for federal income tax purposes of $9,100 which are available to offset future federal taxable income, if any, through April 30, 2019.

11. RELATED PARTY TRANSACTIONS

     Certain of the Company's principal stockholders are also members of the Board of Directors and executive management.

12. EMPLOYEE BENEFIT PLAN

     The Company has a 401(k) savings and retirement plan which covers its full-time employees who have attained the age of 21 and have completed six months of service. Eligible employees make voluntary contributions to the plan up to 15% of their annual compensation. The Company is not required to contribute, nor has it contributed, to the 401(k) Plan.

13. COMMITMENTS AND CONTINGENCIES

     The Company is not a party to any litigation and is not aware of any threatened litigation, unasserted claims or assessments that could have a material adverse effect on the Company's business, consolidated operating results or consolidated financial condition.

                       INFORMATION ABOUT PACIFIC NUMERIX

BUSINESS

     Pacific Numerix provides EDA software that allow their users to evaluate the effect that choices in parts, materials, physical design, sourcing decisions, and manufacturing processes have on the performance, quality, manufacturability, and cost of product designs. Pacific Numerix allows its customers and clients to easily place EDVS into existing environments by interfacing with all major CAE software vendors.

PRODUCTS

     Pacific Numerix Electronic Design Validation System (EDVS) is a powerful tool suite that provides virtual design-to-manufacturing prototyping and signal integrity and EMI/EMC analysis at all levels: IC, first-level packaging, PCB, and system. Moreover, Pacific Numerix offers a complementary mechanical analysis tool suite including thermal, vibration, fatigue, and solder simulation. The U.S. list price of these products ranges from $27,000 to $80,000.

RESEARCH AND DEVELOPMENT

     Pacific Numerix continually seeks to design and develop new technologies, products and interfaces. This effort includes releasing improved versions of its products on a regular basis as well as developing new products. Pacific Numerix research and development team is closely integrated with Ansoft's signal integrity development team in the development of future products.

     As of July 31, 1999, Pacific Numerix's product development group consisted of 9 employees. During fiscal 1998 and 1997, research and development expenses were $562,000 and $413,000, respectively.

SALES AND MARKETING

     Pacific Numerix products are marketed and sold worldwide in conjunction with Ansoft's direct sales force. Pacific Numerix generates sales leads through customer referrals, advertising in trade publications and on the World Wide Web. In addition, Pacific Numerix participates in industry trade shows and organizes seminars to promote and expand the adoption of its products.

     Pacific Numerix also has distribution agreements with various international distributors. Pacific Numerix supports its distributors and their customers with technical, sales and management personnel.

     In February 1999, Pacific Numerix entered into OEM license agreement with Cadence Designs Systems, Inc. This agreement was assigned to Ansoft in June 1999. Under this agreement, Ansoft becomes a platinum member of the Cadence Alanza Group Connections Program for its extraction and modeling environment, Turbo Package Analyzer, and the underlying three-dimensional (3-D) parasitic extraction engine, Parasitic Parameters. Platinum members make commitments to work together to analyze, develop, and optimize the flow of data among Cadence and Ansoft's tools.

CUSTOMERS

     Pacific Numerix has an installed base with over 100 customers in the communications, semiconductor, computer, consumer electronics and defense/aerospace industries. During fiscal 1998, one customer represented 10% of total revenue. During fiscal 1997, one customer represented 25% of total revenue. The following is a list of a representative sample of Pacific Numerix's current worldwide end-user customers:

     Sony, IBM, Real 3D, Siemens, Sun Microsystems, Intel, Hyundai, Texas Instruments, Amkor Western Digital, Tandem Computer, Symbios Logic, Tektronix, Silicon Graphics, Rockwell, Lucent Technologies, Lsi Logic, Lockheed Martin, Hana Technologies, GEC Marconi, Allied Signal, Alcatel Network Systems Inc.

CUSTOMER SERVICE AND SUPPORT

     Sales of Pacific Numerix's software include one year of customer support services; thereafter annual one year maintenance contracts may be purchased. Customer support services include on-line and telephone support for design engineers and on-site and in-house training on all products. Customers with maintenance agreements receive all product enhancement releases without additional charge. Product upgrades that add significant new functionality are provided to customers for an additional fee.

     Pacific Numerix offers a variety of training programs for customers ranging from introductory level courses to advanced training.

COMPETITION

     The electronic design automation software market in which Pacific Numerix competes is intensely competitive and subject to rapid change. In general, competition comes from major EDA vendors, many of which have a longer operating history, significantly greater financial, technical and marketing resources, greater name recognition and a larger installed customer base than Pacific Numerix. These companies also have established relationships with current and potential customers of Pacific Numerix. Pacific Numerix also competes, on a limited basis, with the internal development groups of its existing and potential customers, many of which design and develop customized design tools for their particular needs. In addition, the EDA industry has become increasingly concentrated in recent years as a result of acquisitions, and further concentration within the EDA industry could result in increased competition for Pacific Numerix. Increased competition could result in price reductions, reduced margins or loss of market share, any of which could seriously harm Ansoft's business, operating results or financial condition. Pacific Numerix may be unable to compete successfully against current and future competitors, and competitive pressures faced by Ansoft could seriously harm Ansoft's business, operating results and financial condition.

PROPRIETARY RIGHTS

     Pacific Numerix is heavily dependent on its proprietary software technology. Pacific Numerix relies on a combination of confidentiality agreements with its employees, license agreements, copyrights, trademarks and trade secret laws to establish and protect proprietary rights to Pacific Numerix technology. Pacific Numerix does not hold any patents. All Pacific Numerix software is shipped with a security lock which limits software access to authorized users. In addition, Pacific Numerix does not license or release its source code. Effective copyright and trade secret protection of Pacific Numerix's proprietary technology may be unavailable or limited in certain foreign countries.

EMPLOYEES

     As of July 31, 1999, Pacific Numerix had a total of 15 employees, including 9 in research and development, 5 in sales, marketing, and customer support services and 1 in administration. None of Pacific Numerix's employees are represented by a collective bargaining agreement, nor has Pacific Numerix experienced any work stoppage. Pacific Numerix considers its relations with its employees to be good. Many of Pacific Numerix's employees are highly skilled, and there is no assurance that Pacific Numerix will be able to attract and retain sufficient technical personnel in the future.

OFFICERS

     The following table sets forth certain information concerning each of the officers of Pacific Numerix:

NAME                             AGE                   TITLE
----                             ---                   -----
Nicholas Csendes...............  55    President, and Chief Executive Officer
Anthony L. Ryan................  31    Chief Financial Officer, Secretary and
                                         Treasurer

     Nicholas Csendes has served as President and Chief Executive Officer since April 28, 1999. Mr. Csendes is also a founder of Ansoft and has served as its President, Chief Executive Officer and Secretary since 1992 and a director since 1984.

     Anthony L. Ryan has served as Chief Financial Officer since April 28, 1999. Mr. Ryan also serves as Chief Financial Officer of Ansoft.

PROPERTIES

     Pacific Numerix occupies approximately 3,200 square feet of space in Scottsdale, Arizona under a lease expiring in 2002. Pacific Numerix's current aggregate annual rental expense for these facilities is approximately $80,000. Pacific Numerix believes that its existing facilities are adequate for its current needs and that suitable additional space will be available when needed.

LEGAL PROCEEDINGS

     Pacific Numerix is not a party to any litigation and is not aware of any threatened litigation, unasserted claims or assessments that could have material adverse effect on its business, consolidated operating results or financial condition.

MARKET FOR THE REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

     There is no active trading market for Pacific Numerix common stock.

     Pacific Numerix has never paid any cash dividends on its common stock, and does not anticipate paying cash dividends with respect to its Common Stock in the foreseeable future. The payment of any future dividends will be determined by the board of directors in light of the then current conditions, including the Pacific Numerix earnings and financial condition.

     On October 31, 1999, the Company had approximately 243 shareholders of record.

SELECTED FINANCIAL DATA

                             SEVEN-MONTH
                               PERIOD
                           ENDED JULY 31,          FISCAL YEAR ENDED DECEMBER 31,
                           ---------------   -------------------------------------------
                            1999     1998     1998      1997     1996     1995     1994
                           ------   ------   -------   ------   ------   ------   ------
                                       (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS
  DATA:
Total revenue............  $1,388   $1,020   $ 2,389   $3,279   $1,575   $1,290   $1,513
Income (loss) from
  operations.............    (305)    (836)   (1,143)     173     (835)    (524)     144
Net income (loss)........  $ (315)  $ (880)  $(1,200)  $  136   $ (865)  $ (585)  $   73

                                                             DECEMBER 31,
                                   JULY 31,   ------------------------------------------
                                     1999      1998     1997     1996     1995     1994
                                   --------   ------   ------   ------   ------   ------
                                                      (IN THOUSANDS)
BALANCE SHEET DATA:
Cash and cash equivalents........   $    7    $   51   $   33   $   23   $    7   $   26
Working capital (deficit)........       51      (563)    (984)    (609)    (475)    (218)
Total assets.....................    3,494     3,819    3,295    2,753    2,954    2,170
Total stockholders' equity.......   $2,813    $2,507   $2,036   $1,831   $1,774   $1,394

MANAGEMENT'S DISCUSSION OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS

     The following table sets forth, for the periods indicated, the percentage of total revenue of each item in the Company's consolidated statements of operations:

                                                    PERCENTAGE OF REVENUE
                                             ------------------------------------
                                             SEVEN MONTHS
                                                ENDED         FISCAL YEAR ENDED
                                               JULY 31,          DECEMBER 31,
                                             ------------    --------------------
                                             1999    1998    1998    1997    1996
                                             ----    ----    ----    ----    ----
Revenue
  Product Sales............................   62%     46%     51%     68%     65%
  Maintenance revenue......................   36      42      41      19      27
  Service..................................    2      12       8      13       8
                                             ---     ---     ---     ---     ---
     Total revenue.........................  100     100     100     100     100
                                             ---     ---     ---     ---     ---
  Costs and expenses
  Sales and marketing......................   53      82      67      59      73
  Research and development.................   36      32      23      12      20
  General and administrative...............   13      48      26      13      39
  Depreciation and amortization............   20      20      32      11      21
                                             ---     ---     ---     ---     ---
     Total costs and expenses..............  122     182     148      95     153
                                             ---     ---     ---     ---     ---
Income (loss) from operations..............  (22)    (82)    (48)      5     (53)
Other, net.................................   (1)     (4)     (2)     (1)      2
                                             ---     ---     ---     ---     ---
Income (loss) before income taxes..........  (23)    (86)    (50)      4     (55)
Income taxes benefit.......................   --      --      --      --      --
                                             ---     ---     ---     ---     ---
Net income (loss)..........................  (23)%   (86)%   (50)%     4%    (55)%
                                             ===     ===     ===     ===     ===

SEVEN-MONTH PERIOD ENDED JULY 31, 1999 COMPARED WITH SEVEN-MONTH PERIOD ENDED JULY 31, 1998

     REVENUE. Total revenue for the seven-month period ended July 31, 1999 increased 36% to $1.4 million from $1.0 million in the previous comparable period. Product revenue during this period increased 80% to $855,000 from $474,000 during the previous comparable period. The increase in product revenue is primarily attributable to higher sales in the Asia-Pacific region. Maintenance revenue increased by 18% to $500,000 for the seven-month period ended July 31, 1999, as compared with $424,000 in the previous comparable period. The increase in maintenance revenue is attributable to the continued growth of the installed base of customers.

     International revenue, principally from Asia, accounted for 55% and 30% of the Company's total product revenue in the seven-month periods ended July 31, 1999 and 1998, respectively.

     SALES AND MARKETING EXPENSES. Sales and marketing expenses decreased by 12% to $733,000 for the seven-month period ended July 31, 1999, as compared with $832,000 in the previous comparable period. The decrease is primarily attributable to the utilization of Ansoft's sales and marketing efforts to generate revenue. Sales and marketing expenses represented 53% and 82% of total revenue in the seven-month periods ended July 31, 1999 and 1998, respectively.

     RESEARCH AND DEVELOPMENT EXPENSES. Research and development expenses for the seven-month period ended July 31, 1999 increased 55% to $504,000, as compared to $326,000 in the previous comparable period. The increase is due to increased research and development personnel primarily as a result of additional personnel. Research and development expenses represented 36% and 32% of total revenue in the seven-month periods ended July 31, 1999 and 1998, respectively.

     GENERAL AND ADMINISTRATIVE EXPENSES. General and administrative expenses for the seven-month period ended July 31, 1999 decreased 65% to $173,000, as compared to $495,000 in the previous comparable period. The decrease is due to the departure of executive administrative personnel during the year. General and administrative expenses represented 13% and 48% of total revenue in the seven-month periods ended July 31, 1999 and 1998, respectively.

     DEPRECIATION AND AMORTIZATION EXPENSE. Depreciation and amortization expense for the seven-month period ended July 31, 1999 increased to $282,000, as compared to $203,000 in the previous comparable period. The increase is due to recording amortization of previously capitalized software development costs.

     OTHER EXPENSE (NET). Other expense consists primarily of interest expense on the notes payable and loans payable to related parties. Other expense (net) for the seven-month period ended July 31, 1999 decreased to $11,000, compared to $44,000 for the previous fiscal year. Interest expense decreased due to the lower notes payable balance during the seven-month period ended July 31, 1999.

YEAR ENDED DECEMBER 31, 1998 COMPARED WITH YEAR ENDED DECEMBER 31, 1997

     REVENUE. Total revenue for the year ended December 31, 1998 decreased 27% to $2.4 million from $3.3 million in the previous fiscal year. Product revenue during the year ended December 31, 1998 decreased 45% to $1.2 million from $2.2 million during the previous fiscal year. The decrease in product revenue is primarily attributable to lower sales in the Asia-Pacific region. Maintenance revenue increased by 62% to $991,000 for the year ended December 31, 1998, as compared with $613,000 in the previous year. The increase in maintenance revenue is attributable to the continued growth of the installed base of customers.

     International revenue, principally from Asia, accounted for 26% and 52% of the Company's total product revenue in the years ended December 31, 1998 and 1997, respectively.

     The Company has recently shifted its distribution model to the use of Ansoft's worldwide direct sales personnel. There can be no assurance that this transition will not result in dislocations or delays in penetration in these markets or that the recent shift will not result in start-up costs and other expenses. These expenses may be incurred before a commensurate level of revenues are generated in these markets. Failure to generate a requisite level of revenues in light of these expenses could have a material adverse effect on the Company's business, operating results and financial condition.

     SALES AND MARKETING EXPENSES. Sales and marketing expenses consist of salaries, commissions paid to internal sales and marketing personnel and international distributors, promotional costs and related operating expenses. Sales and marketing expenses decreased by 17% to $1.6 million in the year ended December 31, 1998, as compared to $1.9 million in the previous fiscal year. The decrease is primarily attributable to the Company's decreased product sales. Sales and marketing expenses represented 67% and 59% of total revenue in the years ended December 31, 1998 and 1997, respectively.

     RESEARCH AND DEVELOPMENT EXPENSES. Research and development expenses include all costs associated with the development of new products and enhancements to existing products. Research and development expenses for the year ended December 31, 1998 increased 36% to $562,000, as compared to $413,000 for the previous fiscal year. The increase is due to increased research and development personnel primarily as a result of additional personnel. Research and development expenses represented 23% and 12% of total revenue in the years ended December 31, 1998 and 1997, respectively.

     GENERAL AND ADMINISTRATIVE EXPENSES. General and administrative expenses for the year ended December 31, 1998 increased 45% to $615,000, as compared to $423,000 for the previous fiscal year. The increase is due to additional costs required to support operations, including the hiring of additional administrative personnel. General and administrative expenses represented 26% and 13% of total revenue in the years ended December 31, 1998 and 1997, respectively.

     DEPRECIATION AND AMORTIZATION EXPENSE. Depreciation and amortization expense for the year ended December 31, 1998 increased to $764,000, as compared to $347,000 for the previous fiscal year. The increase is due to recording amortization of previously capitalized software development costs.

     OTHER EXPENSE (NET). Other expense consists primarily of interest expense on the notes payable and loans payable to related parties. Other expense (net) for the year ended December 31, 1998 increased to $58,000, compared to $37,000 for the previous fiscal year. Interest expense increased due to the higher notes and loans payable balance during fiscal 1998.

YEAR ENDED DECEMBER 31, 1997 COMPARED WITH YEAR ENDED DECEMBER 31, 1996

     REVENUE. Total revenue for the year ended December 31, 1997 increased 108% to $3.3 million from $1.6 million in the previous fiscal year. Product revenue during the year ended December 31, 1997 increased 116% to $2.2 million from $1.0 million during the previous fiscal year. The increase in product revenue is primarily attributable to higher sales in the Asia-Pacific region. Maintenance revenue increased by 45% to $613,000 for the year ended December 31, 1997, as compared with $423,000 in the previous year. The increase in maintenance revenue is attributable to the continued growth of the installed base of customers.

     International revenue, principally from Asia, accounted for 52% and 31% of the Company's total product revenue in the years ended December 31, 1997 and 1996, respectively.

     SALES AND MARKETING EXPENSES. Sales and marketing expenses increased by 68% to $1.9 million in the year ended December 31, 1997, as compared to $1.1 million in the previous fiscal year. The increase is primarily attributable to the Company's increased product sales. Sales and marketing expenses represented 59% and 73% of total revenue in the years ended December 31, 1997 and 1996, respectively.

     RESEARCH AND DEVELOPMENT EXPENSES. Research and development expenses for the year ended December 31, 1997 increased 29% to $413,000, as compared to $320,000 for the previous fiscal year. The increase is due to increased research and development personnel primarily as a result of additional personnel. Research and development expenses represented 13% and 20% of total revenue in the years ended December 31, 1997 and 1996, respectively.

     GENERAL AND ADMINISTRATIVE EXPENSES. General and administrative expenses for the year ended December 31, 1997 decreased 31% to $423,000, as compared to $610,000 for the previous fiscal year. The decrease is due to the departure of executive administrative personnel during the year. General and administrative expenses represented 13% and 39% of total revenue in the years ended December 31, 1997 and 1996, respectively.

     DEPRECIATION AND AMORTIZATION EXPENSE. Depreciation and amortization expense for the year ended December 31, 1997 increased to $347,000, as compared to $338,000 for the previous fiscal year. The increase is due to recording amortization of previously capitalized software development costs.

     OTHER EXPENSE (NET). Other expense consists primarily of interest expense on the notes payable and loans payable to related parties. Other expense (net) for the year ended December 31, 1997 increased to $37,000, compared to $30,000 for the previous fiscal year. Interest expense increased due to the higher notes and loans payable balance during fiscal 1997.

LIQUIDITY AND CAPITAL RESOURCES

     As of July 31, 1999, the funding requirements of the operating activities of Pacific Numerix were provided by Ansoft.

     Ansoft believes that its available funds will be sufficient to meet its anticipated cash needs for Pacific Numerix's working capital and capital expenditures for at least the next twelve months. Thereafter, if cash generated from operations is insufficient to satisfy our liquidity requirements, we may seek additional funds through equity or debt financing. There can be no assurance that additional financing will be available or that, if available, such financing will be on terms favorable to us.

QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

     None.

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

     None. There has not been a change of accountants in the past 24 months nor has there been any disagreement on any matter of accounting principles or practices during the same period.

                          INDEPENDENT AUDITORS' REPORT

To The Board of Directors of
Pacific Numerix Corporation

     We have audited the accompanying balance sheets of Pacific Numerix Corporation as of December 31, 1998 and 1997, and the related statements of operations, changes in stockholders' equity, and cash flows for the years ended December 31, 1998, 1997 and 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Pacific Numerix Corporation as of December 31, 1998 and 1997, and the results of its operations, changes in stockholders' equity, and its cash flows for the years ended December 31, 1998, 1997 and 1996, in conformity with generally accepted accounting principles.

     The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 12 to the financial statements, the Company sustained a substantial operating loss for the year ended December 31, 1998. In addition, the Company used substantial amounts of working capital in its operations and as of December 31, 1998, current liabilities exceed current assets by $563,737. These conditions raise substantial doubt about its ability to continue as a going concern. Management's plans regarding those matters also are described in Note 12. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Certified Public Accountants

Phoenix, Arizona
February 13, 1999

                          PACIFIC NUMERIX CORPORATION

                                 BALANCE SHEETS

                                                               DECEMBER 31,
                                            JULY 31,     -------------------------
                                              1999          1998          1997
                                          ------------   -----------   -----------
                                          (UNAUDITED)
ASSETS
Current Assets:
  Cash and cash equivalents (Note 1)....  $     7,493    $    51,231   $    33,301
  Accounts receivable -- trade (Note
     1).................................      724,272        647,445       170,279
  Prepaid expenses and other current
     assets.............................           --         44,120        45,394
                                          -----------    -----------   -----------
     Total Current Assets...............      731,765        742,796       248,974
Software development costs, net (Note
  1)....................................    2,567,199      2,849,429     2,785,970
Property and equipment, net (Notes 1 and
  2)....................................      194,860        226,363       259,908
                                          -----------    -----------   -----------
     Total Assets.......................  $ 3,493,824    $ 3,818,588   $ 3,294,852
                                          ===========    ===========   ===========
LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities:
  Notes payable -- current portion (Note
     3).................................  $        --    $   348,805   $   256,667
  Capital lease obligations -- current
     portion (Notes 1 and 4)............           --          5,744        11,762
  Loans payable to related parties (Note
     5).................................      298,751        272,000       222,000
  Accounts payable......................       21,151         18,693       152,861
  Accrued liabilities...................       61,094        162,923       234,052
  Deferred revenue (Note 1).............      300,000        498,368       355,744
                                          -----------    -----------   -----------
     Total Current Liabilities..........      680,996      1,306,533     1,233,086
                                          -----------    -----------   -----------
Long-Term Liabilities:
  Notes payable -- long-term portion
     (Note 3)...........................           --             --        15,278
  Capital lease obligation -- long-term
     portion (Notes 1 and 4)............           --          4,589        10,333
                                          -----------    -----------   -----------
                                                   --          4,589        25,611
                                          -----------    -----------   -----------
Commitments: (Note 8)...................           --             --            --
Stockholders' Equity: (Note 7)
  Preferred stock.......................        1,570          1,570         1,570
  Additional paid-in
     capital -- preferred...............      312,430        312,430       312,430
  Common stock..........................       49,774         49,774        45,524
  Additional paid-in
     capital -- common..................   11,493,217     10,872,412     9,204,662
  Accumulated deficit...................   (9,044,163)    (8,728,720)   (7,528,031)
                                          -----------    -----------   -----------
     Total Stockholders' Equity.........    2,812,828      2,507,466     2,036,155
                                          -----------    -----------   -----------
     Total Liabilities And Stockholders'
       Equity...........................  $ 3,493,824    $ 3,818,588   $ 3,294,852
                                          ===========    ===========   ===========

The Accompanying Notes are an Integral Part of the Financial Statements

                          PACIFIC NUMERIX CORPORATION

                            STATEMENTS OF OPERATIONS

                                         SEVEN MONTHS                     FISCAL YEAR ENDED
                                        ENDED JULY 31,                      DECEMBER 31,
                                   ------------------------    ---------------------------------------
                                      1999          1998          1998          1997*         1996*
                                   ----------    ----------    -----------    ----------    ----------
                                         (UNAUDITED)
Revenues:
  Product sales..................  $  854,710    $  474,351    $ 1,217,606    $2,226,142    $1,029,383
  Maintenance revenue............     500,443       424,126        990,843       613,121       422,978
  Services revenue...............      32,550       121,848        180,336       440,031       122,872
                                   ----------    ----------    -----------    ----------    ----------
     Total Revenue...............   1,387,703     1,020,325      2,388,785     3,279,294     1,575,233
Costs and Expenses:
  Sales and marketing............     733,303       831,985      1,591,341     1,923,194     1,142,148
  Research and development.......     504,349       326,403        561,663       412,602       319,673
  General and administrative.....     172,762       494,910        614,844       423,462       610,260
  Depreciation and
     amortization................     282,230       203,079        763,974       346,982       338,243
                                   ----------    ----------    -----------    ----------    ----------
     Total Costs and Expenses....   1,692,644     1,856,377      3,531,822     3,106,240     2,410,324
                                   ----------    ----------    -----------    ----------    ----------
Net Income (Loss)
  from Operations................    (304,941)     (836,052)    (1,143,037)      173,054      (835,091)
                                   ----------    ----------    -----------    ----------    ----------
Other Income (Expense):
  Interest expense...............     (10,919)      (45,127)       (57,735)      (38,083)      (42,087)
  Interest income................         417           696          1,456           634        12,030
  Loss on disposal of fixed
     assets......................          --            --         (1,373)           --            --
                                   ----------    ----------    -----------    ----------    ----------
                                      (10,502)      (44,431)       (57,652)      (37,449       (30,057)
                                   ----------    ----------    -----------    ----------    ----------
Net Income (Loss)................  $ (315,443)   $ (880,483)   $(1,200,689)   $  135,605    $ (865,148)
                                   ==========    ==========    ===========    ==========    ==========

-------------------------
* As restated, for comparative purposes only.

The Accompanying Notes are an Integral Part of the Financial Statements

                          PACIFIC NUMERIX CORPORATION

                 STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

                                  PREFERRED STOCK                             COMMON STOCK
                                -------------------                -----------------------------------
                                                      ADDITIONAL                           ADDITIONAL
                                            $.01       PAID-IN                   $.01        PAID-IN     ACCUMULATED
                                SHARES    PAR VALUE    CAPITAL      SHARES     PAR VALUE     CAPITAL       DEFICIT       TOTAL
                                -------   ---------   ----------   ---------   ---------   -----------   -----------   ----------
Balance, December 31, 1995....  157,000    $1,570      $312,430    3,913,130    $39,131    $ 8,219,255   $(6,798,488)  $1,773,898
Sale of common stock for cash,
  net of costs................       --        --            --      100,500      1,005        199,995            --      201,000
Exercise of options for cash,
  net of costs................       --        --            --      360,227      3,602        716,852            --      720,454
Options issued for services...       --        --            --           --         --          1,000            --        1,000
Net loss......................       --        --            --           --         --             --      (865,148)    (865,148)
                                -------    ------      --------    ---------    -------    -----------   -----------   ----------
Balance, December 31, 1996....  157,000    $1,570      $312,430    4,375,318    $43,738    $ 9,137,102   $(7,663,636)  $1,831,204
Exercise of options for cash,
  net of costs................       --        --            --      134,591      1,346             --            --        1,346
Stock issued for services.....       --        --            --       44,000        440         67,560            --       68,000
Net income....................       --        --            --           --         --             --       135,605      135,605
                                -------    ------      --------    ---------    -------    -----------   -----------   ----------
Balance, December 31, 1997....  157,000     1,570       312,430    4,553,909     45,524      9,204,662    (7,528,031)   2,036,155
Sale of common stock for cash,
  net of costs................       --        --            --      425,000      4,250      1,667,750            --    1,672,000
Net loss......................       --        --            --           --         --             --    (1,200,689)  (1,200,689)
                                -------    ------      --------    ---------    -------    -----------   -----------   ----------
Balance, December 31, 1998....  157,000    $1,570      $312,430    4,978,909    $49,774    $10,872,412   $(8,728,720)  $2,507,466
Conversion of note payable
  (unaudited).................       --        --            --           --         --        620,805            --    1,672,000
Net loss (unaudited)..........       --        --            --           --         --             --      (315,443)    (315,443)
                                -------    ------      --------    ---------    -------    -----------   -----------   ----------
Balance, July 31, 1999
  (unaudited).................  157,000    $1,570      $312,430    4,978,909    $49,774    $11,493,217   $(9,044,163)  $2,507,466
                                =======    ======      ========    =========    =======    ===========   ===========   ==========

The Accompanying Notes are an Integral Part of the Financial Statements

                          PACIFIC NUMERIX CORPORATION

                            STATEMENTS OF CASH FLOWS

                                                              JULY 31,                         DECEMBER 31,
                                                      -------------------------   ---------------------------------------
                                                         1999          1998          1998          1997          1996
                                                      -----------   -----------   -----------   -----------   -----------
                                                             (UNAUDITED)
Increase (Decrease) in Cash and Cash Equivalents:
Cash flows from operating activities:
  Cash received from customers......................  $ 1,310,876   $   796,512   $ 2,054,243   $ 3,346,359   $ 1,602,057
  Cash paid to suppliers and employees..............   (1,509,786)   (1,698,799)   (2,971,871)   (2,776,146)   (1,600,496)
  Interest received.................................          417           696         1,456           634        12,030
  Interest paid.....................................      (10,919)      (45,127)      (57,735)      (38,083)      (42,087)
                                                      -----------   -----------   -----------   -----------   -----------
    Net cash provided (used) by operating
      activities....................................     (209,412)     (946,718)     (973,907)      532,764       (28,496)
                                                      -----------   -----------   -----------   -----------   -----------
Cash flows from investing activities:
  Purchase of property and equipment................      (40,478)      (16,881)      (72,734)     (176,141)      (27,911)
  Cash received from sale of fixed assets...........           --            --         7,382            --            --
  Software development costs........................     (282,230)     (454,311)     (729,909)     (718,279)     (681,064)
                                                      -----------   -----------   -----------   -----------   -----------
    Net cash used by investing activities...........     (322,708)     (471,192)     (795,261)     (894,420)     (708,975)
                                                      -----------   -----------   -----------   -----------   -----------
Cash flows from financing activities:
  Proceeds from notes payable.......................           --        37,556     1,456,641       240,000        50,000
  Proceeds from loans payable to related parties....    1,113,776            --       310,000       408,000       239,331
  Repayment of notes payable........................     (348,805)           --    (1,379,781)      (16,666)      (19,264)
  Repayment of loans payable to related parties.....     (272,000)     (222,000)     (260,000)     (236,970)     (749,074)
  Repayment of capital leases.......................       (4,589)       (5,771)      (11,762)      (23,760)      (20,951)
  Proceeds from issuance of stock...................           --     1,672,000     1,672,000         1,346       921,454
  Collection of stock subscriptions receivable......           --            --            --            --       331,791
                                                      -----------   -----------   -----------   -----------   -----------
    Net cash provided by financing activities.......      488,382     1,444,229     1,787,098       371,950       753,287
                                                      -----------   -----------   -----------   -----------   -----------
Net increase in cash and cash equivalents...........      (43,738)       26,319        17,930        10,294        10,294
Cash and cash equivalents at beginning of year......       51,231        33,301        33,301        23,007        23,007
                                                      -----------   -----------   -----------   -----------   -----------
Cash and cash equivalents at end of year............  $     7,493   $    59,620   $    51,231   $    33,301   $    33,301
                                                      ===========   ===========   ===========   ===========   ===========
Reconciliation of Net Income (Loss) to Net Cash
  Provided (Used) by Operating Activities:
  Net Income (Loss).................................  $  (315,443)  $  (880,483)  $(1,200,689)  $   135,605   $  (865,148)
  Adjustments to reconcile net income (loss) to net
    cash provided (used) by operating activities:
    Depreciation....................................       31,503        56,982        97,524        88,927        72,587
    Amortization....................................      250,727       146,097       666,450       258,055       265,656
    Loss on disposal of fixed assets................           --            --         1,373            --            --
    Other accrued liabilities converted to loans
      payable.......................................           --            --            --            --        20,000
    Employee advances credited against loans
      payable.......................................           --            --            --            --       (79,443)
    Common stock issued for services rendered.......           --            --            --        68,000         1,000
  Changes in Assets and Liabilities:
    Accounts receivable-trade.......................       76,827      (223,813)     (477,166)       67,065        26,824
    Prepaid expenses and other current assets.......       44,120         6,366         1,274       (31,176)       (1,782)
    Employee advances...............................           --            --            --            --       238,783
    Accounts payable................................        2,458      (102,134)     (134,168)       79,199        28,631
    Accrued liabilities.............................     (101,829)       58,614       (71,129)     (215,334)      151,075
    Deferred revenue................................     (198,368)      (56,663)      142,624        82,423       113,321
                                                      -----------   -----------   -----------   -----------   -----------
Net cash provided (used) by operating activities....  $  (210,005)  $  (995,034)  $  (973,907)  $   532,764   $   (28,496)
                                                      ===========   ===========   ===========   ===========   ===========

The Accompanying Notes are an Integral Part of the Financial Statements

NON-CASH INVESTING AND FINANCING ACTIVITIES:

     During the years ended December 31, 1998 and 1997, the Company recognized investing and financing activities that affected assets, liabilities, and equity, but did not result in cash receipts or disbursements.

     The non-cash activity for the year ended December 31, 1998 was as follows:

          The Company abandoned fixed assets with a carrying value of $1,373 and an original cost of $107,695.

     The non-cash activities for the year ended December 31, 1997, are as follows:

          The Company purchased $20,184 of computer equipment through the execution of capital leases.

          The Company issued common stock for services rendered in the amount of $68,000.

     The non-cash activities for the year ended December 31, 1996, are as follows:

          The Company offset $45,918 of accrued vacation against employee advances.

          The Company offset $79,443 of employee advances against debt.

          The Company settled $125,361 of employee advances as part of a severance package (See Note 3).

          The Company purchased $7,750 of computer equipment through the execution of capital leases.

          The Company issued options to a director for services rendered, in the amount of $1,000.

                          PACIFIC NUMERIX CORPORATION

                         NOTES TO FINANCIAL STATEMENTS
           (INFORMATION AS OF JULY 31, 1999 AND FOR THE PERIOD ENDED
                      JULY 31, 1999 AND 1998 IS UNAUDITED)

NOTE 1
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, NATURE OF OPERATIONS AND USE OF
ESTIMATES:

NATURE OF BUSINESS:

     Pacific Numerix Corporation (the "Company") is a Corporation, which was duly formed and organized under the laws of the State of California on September 27, 1984. The Company was reincorporated as a Nevada corporation in June 1995. The Company's principal business activities include the development, sale and distribution of computer software products for the design and manufacture of printed circuit boards and integrated circuits primarily for manufacturing clients, both domestic and foreign.

INTERIM FINANCIAL INFORMATION

     The interim financial statements for the seven month periods ended July 31, 1999 and 1998 are unaudited. In the opinion of management, such statements reflect all adjustments (consisting only of normal recurring adjustments) necessary for a fair representation of the results of the interim period. The results of operations for the seven month period ended July 31, 1999 are not necessarily indicative of the results of the entire year.

PERVASIVENESS OF ESTIMATES:

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

CASH AND CASH EQUIVALENTS:

     Cash and cash equivalents are considered to be all highly liquid investments purchased with an initial maturity of three (3) months or less.

ACCOUNTS RECEIVABLE -- TRADE:

     The Company provides for potentially uncollectible accounts receivable by use of the allowance method. The allowance is provided based upon a review of the individual accounts outstanding, and the Company's prior history of uncollectible accounts receivable. Management believes all receivables are fully collectible as of December 31, 1998 and 1997. Accordingly, no provisions for uncollectible accounts have been included in the accompanying financial statements.

                          PACIFIC NUMERIX CORPORATION

PROPERTY AND EQUIPMENT:

     Property and equipment are recorded at cost. Depreciation is provided for on the straight-line method over the estimated useful lives of the assets. The average lives range from three to five years. Maintenance and repairs that neither materially add to the value of the property nor appreciably prolong its life are charged to expense as incurred. Betterments or renewals are capitalized when incurred. Depreciation expense was $97,524, $88,927, and $72,587, respectively, for the years ended December 31, 1998, 1997 and 1996.

     The Company is the lessee of computer equipment under three (3) capital lease agreements expiring through May, 2001. The assets and liabilities under the capital lease agreements are recorded at the lower of the present value of the minimum lease payments or the fair value of the assets. The assets are being depreciated over their estimated productive lives. Depreciation of the assets under the capital lease agreements is included in depreciation expense as noted above, for the years ended December 31, 1998, 1997 and 1996.

SOFTWARE DEVELOPMENT COSTS:

     The Company capitalizes software development costs in accordance with Statement of Financial Accounting Standards No. 86, "Accounting for the Costs of Computer Software to be Sold, Leased, or Otherwise Marketed." Capitalization of software development costs begins upon the establishment of technological feasibility of the product. The establishment of technological feasibility and the ongoing assessment of the recoverability of these costs requires considerable judgement by management with respect to certain external factors including, but not limited to, anticipated future gross product revenue, estimated economic life, and changes in software and hardware technology. Amortization of capitalized software development costs begins when the products are available for general release to customers and is computed on a product-by-product basis using straight-line amortization with useful lives of five years or, if less, the remaining estimated economic life of the product. The Company evaluates the estimated net realizable value of each software product at each balance sheet date and records writedowns to net realizable value for any products for which expected future cash flows is less than the net book value. It is reasonably possible that the estimates of anticipated future gross revenues, the remaining estimated economic life of the products, or both, could differ form those used to assess the recoverability of these costs.

     For the years ended December 31, 1998, 1997 and 1996, accumulated amortization was $1,458,303 and $791,853, and $533,798, respectively. Amortization expense was $666,450, $258,055 and $265,656, respectively, for the years ended December 31, 1998, 1997 and 1996.

REVENUE RECOGNITION AND DEFERRED REVENUE:

     Product revenue consists principally of revenue earned under software license agreements and is recognized when the software has been shipped, there are no significant obligations remaining, and collection is probable. Service revenue consists primarily of revenues received for performing consulting and customer training and is recognized as the

                          PACIFIC NUMERIX CORPORATION
services are performed. Maintenance revenue consists of fees for providing product updates, user documentation and technical support. Maintenance revenue is being recognized ratably over the applicable lives of the respective contracts, generally one year.

     The Company uses distributors for certain of its sales. Revenue generated through distributors is generally recorded at the gross sales price paid by the customer. Commissions withheld by distributors are recorded as sales and marketing expense.

DEFERRED INCOME TAXES:

     Deferred income taxes are provided on an asset and liability method, whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carry forwards and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax basis. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, there is uncertainty of the utilization of the operating losses in future periods. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

STOCK-BASED COMPENSATION:

     The Company has elected to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB 25) and the related interpretations in accounting for its employee stock options. Under APB 25, because the exercise price of employee stock options equals or exceeds the market price of the underlying stock on the date of grant, no compensation expense is recorded. The Company has adopted the disclosure-only provisions of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation".

NOTE 2
PROPERTY AND EQUIPMENT:

     At December 31, 1998 and 1997, property and equipment consists of:

                                                   1998         1997
                                                 ---------    ---------
Computer equipment.............................  $ 490,628    $ 543,827
Furniture and fixtures.........................     70,467       59,881
                                                 ---------    ---------
                                                   561,095      603,708
Less: accumulated depreciation.................   (334,732)    (343,800)
                                                 ---------    ---------
                                                 $ 226,363    $ 259,908
                                                 =========    =========

                          PACIFIC NUMERIX CORPORATION

NOTE 3
NOTES PAYABLE:

     At December 31, 1998 and 1997, notes payable consist of the following:

                                                     1998         1997
                                                   ---------    ---------
Note payable to an individual, with interest at
  the rate of 8% per annum, due in monthly-fixed
  principal installments of $1,389 plus interest,
  due November, 1999; unsecured..................  $      --    $  31,945

$900,000 line of credit with Key Bank, due on
  demand with interest at the bank's prime
  rate, interest due monthly; guaranteed by a
  stockholder of the Company....................    340,000      240,000

Note payable to Imperial Premium Finance, with
  an interest rate of 10.75% per annum, due in
  monthly payments of $1,514 plus interest, due
  July 1999; unsecured...........................      8,805           --
                                                   ---------    ---------
                                                     348,805      271,945
Less: current portion............................   (348,805)    (256,667)
                                                   ---------    ---------
                                                   $      --    $  15,278
                                                   =========    =========

     During the year ended December 31, 1996, the Company adopted a plan to restructure the management of the Company. As a result, the Company's President and Business Manager were relieved of their duties. The Company offered both individuals severance packages that consisted of approximately six months salary and other benefits. The Company has recorded a liability of approximately $175,000 in the accompanying financial statements in regard to the severance packages. In addition, employee advances to the former President of the Company in the approximate amount of $125,000 were settled.

                          PACIFIC NUMERIX CORPORATION

NOTE 4
OBLIGATIONS UNDER CAPITAL LEASES:

     The Company is the lessee of computer equipment with a cost of $27,934 under three capital lease agreements, which expire through May, 2001. As of December 31, 1998, future minimum lease payments due under the capital lease agreements, are as follows:

YEAR ENDING DECEMBER 31,
------------------------
1999........................................................  $ 7,002
2000........................................................    4,140
2001........................................................    1,035
                                                              -------
Total minimum lease payments................................   12,177
Less: amount representing interest..........................   (1,844)
                                                              -------
Present value of net minimum lease payments.................   10,333
Less: current maturities of capital lease obligations.......   (5,744)
                                                              -------
Long-term maturities of capital lease obligations...........  $ 4,589
                                                              =======

     The interest rates under the capital lease obligations range from approximately fifteen percent (15%) to twenty percent (20%) per annum, and are imputed based on the lessor's implicit rate of return at the inception of the lease.

NOTE 5
RELATED PARTY TRANSACTIONS:

     As of December 31, 1998 and 1997, the Company has loans payable to corporate stockholders in the amounts of $272,000 and $222,000, respectively; with interest at the rate of 9% to 9.25% per annum. The loans are due on demand and are unsecured.

                          PACIFIC NUMERIX CORPORATION

NOTE 6
INCOME TAXES:

     As of December 31, 1998 and 1997, deferred tax assets and (liabilities) consist of the following:

                                                 1998           1997
                                              -----------    -----------
Software development costs..................  $(1,200,000)   $(1,170,000)
Federal loss carry forwards.................    3,590,000      3,150,000
State loss carry forwards...................      355,000        230,000
Other.......................................       37,500         46,000
                                              -----------    -----------
                                                2,782,500      2,256,000
Less: valuation allowances..................   (2,782,500)    (2,256,000)
                                              -----------    -----------
                                              $        --    $        --
                                              ===========    ===========

     The Company has established a valuation allowance equal to the full amount of the deferred tax assets primarily because of uncertainty in the utilization of net operating loss carry forwards.

                          PACIFIC NUMERIX CORPORATION

     As of December 31, 1998, there are net operating losses available for carry forward to offset future federal and state taxable income. The carry forward amounts and expirations are as follows:

YEAR OF EXPIRATION                  FEDERAL      CALIFORNIA     ARIZONA
------------------                -----------    ----------    ----------
1999............................  $        --    $       --    $  155,000
2000............................      320,000            --     1,425,000
2001............................      675,000            --       975,000
2002............................      845,000       340,000       625,000
2003............................      745,000       400,000     1,290,000
2004............................      870,000       390,000            --
2005............................      860,000       340,000            --
2006............................      720,000       360,000            --
2007............................      705,000        20,000            --
2008............................      355,000            --            --
2009............................      155,000            --            --
2010............................    1,425,000            --            --
2011............................      975,000            --            --
2012............................      625,000            --            --
2013............................    1,290,000            --            --
                                  -----------    ----------    ----------
                                  $10,565,000    $1,850,000    $4,470,000
                                  ===========    ==========    ==========

NOTE 7
STOCKHOLDERS' EQUITY:

PREFERRED STOCK:

     The Company is authorized to issue 200,000 shares of convertible, callable, voting, preferred stock, $.01 par value, of which 157,000 shares were issued and outstanding as of December 31, 1998 and 1997. The preferred stock is redeemable at the Company's option for $3 per share, and is convertible into common stock on a one-for-one basis, at an initial conversion price of $2 per share. The conversion price is adjusted if the Company sells common stock for less than the current conversion price.

COMMON STOCK:

     The Company is authorized to issue 10,000,000 shares of common stock, $.01 par value, of which 4,978,909, 4,553,909 and 4,375,318 shares were issued and outstanding as of December 31, 1998, 1997 and 1996, respectively.

     During the year ended December 31, 1998, the Company completed a Private Placement Memorandum offering of common stock. The offering sold 425,000 units with

                          PACIFIC NUMERIX CORPORATION
each unit consisting of one share of common stock and one option to purchase common stock at $4 per share.

STOCK OPTIONS:

Employee Options:

     The Company has a compensatory stock option plan covering its directors, officers, key employees and service providers. Under the terms of the plan, the Company has reserved an aggregate of 2,000,000 shares of common stock for distribution. The exercise price will be determined by the compensation committee, not to be less than one hundred percent (100%) of the fair market value the common stock on the date of grant, except for options granted in lieu of compensation. Some options may be granted as qualified incentive stock options. Options may be exercised on a one-for-one basis, within ten (10) years of the date of grant.

     Following is a summary of the status of the employee option plan during the years ended December 31, 1998, 1997 and 1996:

                                             NUMBER OF    WEIGHTED AVERAGE
                                              OPTIONS      EXERCISE PRICE
                                             ---------    ----------------
Outstanding at December 31, 1995...........    870,301         $1.69
Granted....................................    160,930          2.00
                                             ---------         -----
Outstanding at December 31, 1996...........  1,031,231         $1.74
Granted....................................    344,103          2.00
Exercised..................................   (118,241)          .01
Forfeited..................................   (101,060)         1.60
                                             ---------         -----
Outstanding at December 31, 1997...........  1,156,033          2.00
Granted....................................    191,500          3.11
Forfeited..................................   (171,103)         2.00
                                             ---------         -----
Outstanding at December 31, 1998...........  1,176,430         $2.18
                                             =========         =====

     Following is a summary of the status of the employee options as of December 31, 1998:

                                                          WEIGHTED AVERAGE
                                             NUMBER OF       REMAINING
EXERCISE PRICE                                OPTIONS     CONTRACTUAL LIFE
--------------                               ---------    ----------------
$2.00......................................  1,069,930        6 years
$4.00......................................    106,500        9 years

     The stock options issued to employees have an exercise price not less than the fair market value of the Company's common stock on the date of grant. In accordance with accounting for such options utilizing the intrinsic value method, there is no related

                          PACIFIC NUMERIX CORPORATION
compensation expense recorded in the Company's financial statements for the years ended December 31, 1998, 1997 and 1996. Had compensation cost for stock-based compensation been determined based on the fair value of the options at the grant dates consistent with the method of SFAS 123, the Company's net income (loss) for the years ended December 31, 1998, 1997 and 1996 would have been reduced to the pro forma amounts presented below:

                                       1998          1997        1996
                                    -----------    --------    ---------
Net income (loss):
  As reported.....................  $(1,200,689)   $135,605    $(865,148)
  Pro forma.......................  $(1,212,726)   $112,605    $(866,236)

     The fair value of option grants is estimated as of the date of grant utilizing the Black-Scholes option-pricing model with the following weighted average assumptions for grants in 1998 and 1997, expected life of options of two
(2) years, risk-free interest rates of eight percent (8%), and a zero percent (0%) dividend yield. The weighted average fair value at date of grant for options granted during 1998, 1997 and 1996 approximated $.06, $.07, and $.01, respectively.

Stockholder Options:

     The Company has granted options in connection with various stock offerings. The options are exercisable on a one-for-one basis. Following is a summary of the status of the stockholders options during the years ended December 31, 1998 and 1997:

                                             NUMBER OF    WEIGHTED AVERAGE
                                              OPTIONS      EXERCISE PRICE
                                             ---------    ----------------
Outstanding at December 31, 1996...........    34,500          $1.25
Exercised..................................   (16,350)          1.25
Forfeited..................................   (18,150)          1.25
                                              -------          -----
Outstanding at December 31, 1997...........        --             --
Granted....................................   425,000           4.00
                                              -------          -----
Outstanding at December 31, 1998...........   425,000          $4.00
                                              =======          =====

The shareholder options outstanding as December 31, 1998 have a remaining term of two (2) years.

NOTE 8
COMMITMENTS:

     The Company currently leases office space in Scottsdale, Arizona under a non-cancelable operating lease agreement, which expires in June, 1999. Under the terms of the lease, the Company pays monthly rent of $10,154. In addition, the Company is currently leasing office equipment, computer equipment, and property in Scottsdale, Arizona under

                          PACIFIC NUMERIX CORPORATION
non-cancelable operating lease agreements expiring through October, 2002. Under the terms of the leases, the Company pays lease payments ranging from $175 to $870 per month. For the years ended December 31, 1998, 1997 and 1996, expense under the aforementioned non-cancelable operating lease agreements was approximately $150,000, $134,000 and $122,000 respectively.

     Future minimum lease payments due under the operating lease agreements, are as follows:

YEAR ENDING DECEMBER 31,
------------------------
1999........................................................  $ 93,108
2000........................................................    22,828
2001........................................................     3,035
2002........................................................       458
                                                              --------
                                                              $119,429
                                                              ========

NOTE 9
EMPLOYEE BENEFIT PLANS:

     The Company has implemented a profit sharing plan covering virtually all full-time employees. The plan is designed as a 401(k) profit sharing plan. Employees are permitted to make voluntary contributions to the plan. In addition, the Company can make contributions to the Plan. These contributions are at the discretion of the Board of Directors, and are subject to certain limitations. For the years ended December 31, 1998 and 1997, the Company made no discretionary contributions.

NOTE 10
YEAR 2000 ISSUE: (UNAUDITED)

     Like other companies, Pacific Numerix Corporation could be adversely affected if the computer systems we, our suppliers, or our customers use do not properly process and calculate date-related information and data from the period surrounding and including January 1, 2000. This is commonly known as the "Year 2000" issue. Additionally, this issue could impact non-computer systems and devices such as production equipment, elevators, etc. At this time, because of the complexities involved in the issue, management cannot provide assurances that the Year 2000 issue will not have an impact on the Company's operations.

NOTE 11
SUBSEQUENT EVENTS:

     Subsequent to December 31, 1998 the Company signed a Letter of Intent with Ansoft Corporation, in which Ansoft Corporation desires to purchase all of the outstanding common and preferred stock of the Company in exchange for shares of Ansoft Corporation's common stock. The Company is currently negotiating the terms of the

                          PACIFIC NUMERIX CORPORATION
agreement with Ansoft Corporation and anticipates closing the transaction prior to April 1999, subject to the due diligence procedures of the companies.

NOTE 12
GOING CONCERN:

     The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. However, the Company has sustained a substantial operating loss for the year ending December 31, 1998. In addition, the Company used substantial amounts of working capital in its operations and as of December 31, 1998 current liabilities exceed current assets by $563,737.

     In view of these matters, realization of a major portion of the assets in the accompanying balance sheet is dependent upon continued operations of the Company, which in turn is dependent upon the Company's ability to meet its financing requirements, and the success of its future operations. Management believes that actions being presently taken, including the potential sale of its stock as discussed in Note 11, provide the opportunity for the Company to continue as a going concern.

                             OWNERSHIP INFORMATION

BENEFICIAL OWNERSHIP OF ANSOFT COMMON STOCK

     The following table sets forth certain information regarding beneficial ownership of Ansoft's common stock as of July 31, 1999 (i) by each person who is known by Ansoft to beneficially own more than five percent of its common stock,
(ii) by each of Ansoft's directors (each of whom has been nominated to serve an additional one year term), (iii) by Ansoft's Chief Executive Officer and Chief Technology Officer ("Named Executive Officers"), and (iv) by all current officers and directors as a group.

                                                  AMOUNT AND NATURE OF    PERCENT OF
BENEFICIAL OWNER(1)                               BENEFICIAL OWNERSHIP     CLASS(2)
-------------------                               --------------------    ----------
Thomas A.N. Miller(3)...........................       1,712,003              14%
Nicholas Csendes(4).............................       1,707,003              14%
Ulrich L. and Meta M. Rohde(5)..................       1,272,728              11%
Zoltan J. Cendes(6).............................       1,245,618              10%
John N. Whelihan(7).............................          30,000               *
Jacob K. White(8)...............................          15,000               *
All directors and named officers as a group
  (6 persons)(4)(5)(6)(7)(8)....................       5,982,352              49%

-------------------------
 *  Less than 1%.

(1) The business address of the stockholder is Four Station Square, Pittsburgh, PA 15219.

(2) The information contained in the table above reflects "beneficial ownership" of the common stock within the meaning of Rule 13d-3 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Unless otherwise indicated, all shares of common stock are held directly with sole voting and dispositive power.

(3) Excludes 147,000 shares held by trusts for the benefit of certain family members of Mr. Miller with respect to which trusts Mr. Miller is not a trustee and disclaims any beneficial ownership.

(4) Excludes 152,000 shares held by trusts for the benefit of certain family members of Mr. Csendes with respect to which trusts Mr. Csendes is not a trustee and disclaims any beneficial ownership.

(5) Dr. Ulrich Rohde and Dr. Meta Rohde share voting power and dispositive power with respect to all such 1,272,728 shares.

(6) Includes 235,000 shares issuable upon exercise of options exercisable within 60 days of July 31, 1999.

(7) Includes 24,000 shares issuable upon exercise of options exercisable within 60 days after July 31, 1999. Also includes 6,000 shares jointly owned with Mr. Whelihan's spouse.

(8) Includes 15,000 shares issuable upon exercise of options exercisable within 60 days of July 31, 1999.

BENEFICIAL OWNERSHIP OF PACIFIC NUMERIX COMMON STOCK

     The following table sets forth certain information regarding beneficial ownership of Pacific Numerix's common stock as of July 31, 1999 (i) by each person who is known by Pacific Numerix to beneficially own more than five percent of its common stock, (ii) by each of Pacific Numerix's directors (each of whom has been nominated to serve an additional one year term), (iii) by Pacific Numerix's Chief Executive Officer and Chief Financial Officer ("Named Executive Officers"), and (iv) by all current officers and directors as a group.

                                                  AMOUNT AND NATURE OF    PERCENT OF
BENEFICIAL OWNER                                  BENEFICIAL OWNERSHIP      CLASS
----------------                                  --------------------    ----------
Ansoft Corporation..............................       3,789,014              75%
Zoltan Cendes...................................               0               0%
Nicholas Csendes................................               0               0%
Anthony L. Ryan.................................               0               0%
All directors and named officers as a group (3
  persons)......................................               0               0%

-------------------------
* Less than 1%.

MANAGEMENT

     The Commission allows Ansoft to "incorporate by reference" information into this proxy statement/prospectus, which means important information may be disclosed to you by referring you to another document filed separately with the Commission. In this respect, Ansoft is specifically incorporating by reference the information in its latest annual report on Form 10-K concerning the officers and directors of Ansoft and the executive compensation portion of the Form 10-K.

     Pacific Numerix will have no compensated executive officers and the directors will be Nicholas Csendes and Zoltan Cendes. For more information concerning these individuals, see "Information Regarding Ansoft -- Officers" on page 48.

                                    EXPERTS

     The consolidated financial statements and schedule of Ansoft Corporation as of April 30, 1999 and 1998, and for each of the years in the three-year period ended April 30, 1999, have been included herein and in the registration statement in reliance upon the reports of KPMG LLP, independent auditors, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

     The consolidated financial statements as of December 31, 1998 and 1997 and for each of the three years in the period ended December 31, 1998 of Pacific Numerix included in this document have been so included in reliance on the report of Semple and Cooper, LLP independent accountants, given on the authority of said firm as experts in auditing and accounting.

                                 LEGAL MATTERS

     The validity of the shares of Ansoft common stock to be issued in connection with the merger is being passed upon for Ansoft by Buchanan Ingersoll Professional Corporation, Pittsburgh, Pennsylvania. Attorneys of that firm who are representing Ansoft in this transaction own an aggregate of 200 shares of Ansoft common stock.

                      WHERE YOU CAN FIND MORE INFORMATION

     Ansoft files annual, quarterly and special reports, proxy statements and other information with the Commission. You may read and copy any reports, statements or other information filed by Ansoft at the Commission's public reference room at 450 Fifth Street, N.W., Washington, D.C., 20549, or at any of the Commission's other public reference rooms in New York, New York and Chicago, Illinois. Please call the Commission at 1-800-SEC-0330 for further information on the public reference rooms. Ansoft's Commission filings are also available to the public from commercial document retrieval services and at the web site maintained by the Commission at http://www.sec.gov.

     Ansoft filed a registration statement to register the Ansoft common stock to be issued to Pacific Numerix's stockholders in the merger. This proxy statement/prospectus is a part of that registration statement and constitutes a prospectus of Ansoft in addition to being a proxy statement of Pacific Numerix for the meeting of Pacific Numerix's stockholders. As allowed by the Commission's rules, this proxy statement/prospectus does not contain all the information you can find in the Ansoft registration statement or the exhibits to the registration statement.

     The Commission allows Ansoft to "incorporate by reference" information into this proxy statement/prospectus, which means important information may be disclosed to you by referring you to another document filed separately with the Commission. The information of Ansoft incorporated by reference is deemed to be part of this proxy statement/prospectus, except for information superseded by information in (or incorporated by reference in) this proxy statement/prospectus. This proxy statement/prospectus incorporates by reference the documents set forth below that have been previously filed with the Commission. The following documents contain important information about Ansoft and its finances and are hereby incorporated by reference:

     1. Ansoft's Annual Report on Form 10-K for the year ended April 30, 1999.

     Ansoft is also incorporating by reference additional documents that it may file with the Commission pursuant to be Exchange Act between the date of this proxy statement/prospectus and the date of the special meeting.

     Ansoft has supplied all information contained or incorporated by reference in this proxy statement/prospectus relating to Ansoft, and Pacific Numerix has supplied all information contained in this proxy statement/prospectus relating to Pacific Numerix.

     If you are a stockholder of Ansoft you may have been sent some of the documents incorporated by reference, but you can obtain any of them through Ansoft or the Commission. Documents incorporated by reference, are available from Ansoft without charge, excluding any exhibits which are not specifically incorporated by reference as exhibits in this proxy statement/prospectus. Pacific Numerix's stockholders may obtain documents incorporated by reference in this proxy statement/prospectus by requesting them in writing or by telephone from the appropriate party at the following address:

                    Ansoft Corporation
                    Four Station Square, Suite 200
                    Pittsburgh, Pennsylvania 15219
                    Attention: Anthony Ryan

     If you would like to request documents from either company, please do so by December 7, 1999 (10 days prior to the special meeting), to receive them before the special meeting.

     YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROXY STATEMENT/ PROSPECTUS TO VOTE ON THE APPROVAL OF THE MERGER AGREEMENT. NEITHER ANSOFT NOR PACIFIC NUMERIX HAS AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT FROM WHAT IS CONTAINED IN THIS PROXY STATEMENT/PROSPECTUS. THIS PROXY STATEMENT/PROSPECTUS IS DATED DECEMBER 2, 1999. YOU SHOULD NOT ASSUME THAT THE INFORMATION CONTAINED IN THIS PROXY STATEMENT/PROSPECTUS IS ACCURATE AS OF ANY OTHER DATE, AND NEITHER THE MAILING OF THIS PROXY STATEMENT/PROSPECTUS TO PACIFIC NUMERIX' STOCKHOLDERS NOR THE ISSUANCE OF ANSOFT COMMON STOCK IN THE MERGER SHALL CREATE ANY IMPLICATION ON TO THE CONTRARY.

                                                                         ANNEX A

                          AGREEMENT AND PLAN OF MERGER

                                  BY AND AMONG

                          PACIFIC NUMERIX CORPORATION

                                      AND

                            ANSOFT ACQUISITION CORP.

                                      AND

                               ANSOFT CORPORATION

                               NOVEMBER 19, 1999

                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----
1. THE MERGER...............................................   2
   1.1  The Merger of Sub into PNC..........................   2
   1.2  Effective Time and Effective Date...................   2
   1.3  Effects of the Merger...............................   3
   1.4  Articles of Incorporation and Bylaws................   3
   1.5  Directors...........................................   3
   1.6  Officers............................................   3
2. CLOSING, CLOSING DATE AND CONSIDERATION..................   3
   2.1  The Closing and Closing Date........................   3
   2.2  Conversion of Capital Stock.........................   3
   2.3  Surrender of Certificates...........................   4
3. CONDITIONS PRECEDENT TO OBLIGATIONS OF ANSOFT AND SUB....   5
   3.1  Stockholder Approval................................   5
   3.2  Dissenter's Rights..................................   5
   3.3  Registration Statement..............................   5
   3.4  Governmental Restraint..............................   5
4. CONDITIONS PRECEDENT TO OBLIGATIONS OF PNC...............   5
   4.1  Registration Statement..............................   5
   4.2  Stockholder Approval................................   5
   4.3  Governmental Restraint..............................   5
   4.4  Listing of Common Stock.............................   6
5. TERMINATION..............................................   6
   5.1  Termination.........................................   6
   5.2  Effect of Termination...............................   6
6. GENERAL PROVISIONS.......................................   6
   6.1  Governing Law.......................................   6
   6.2  Notices.............................................   6
   6.3  Assignment..........................................   7
   6.4  Entire Agreement; Amendments........................   7
   6.5  Interpretation......................................   8
   6.6  Waivers.............................................   8
   6.7  Partial Invalidity..................................   8
   6.8  Counterparts........................................   8
   6.9  Third-Party Beneficiaries...........................   8

                          AGREEMENT AND PLAN OF MERGER

     THIS AGREEMENT AND PLAN OF MERGER (the "Agreement") is made this 19th day of November, 1999, by and among Pacific Numerix Corporation, a Nevada corporation ("PNC"), Ansoft Acquisition Corp., a Nevada corporation ("Sub") and Ansoft Corporation, a Delaware corporation ("Ansoft").

                                   BACKGROUND

     WHEREAS, Ansoft owns 100% of the issued and outstanding stock of Sub; and

     WHEREAS, Ansoft owns greater than 50% of the combined voting power of the issued and outstanding capital stock of PNC; and

     WHEREAS, the respective Boards of Directors of Ansoft, Sub and PNC and the sole shareholder of Sub have each approved the merger of Sub with and into PNC, with PNC as the surviving corporation, upon the terms and conditions set forth herein and have approved this Agreement; and

     WHEREAS, in accordance with the Agreement, it is proposed that Sub be merged with and into PNC and that the presently issued and outstanding shares of capital stock of PNC be converted into common stock of Ansoft (the "Merger"); and

     WHEREAS, PNC, Ansoft, and Sub desire to enter into and carry out the transactions contemplated by this Agreement in accordance with the terms hereof, and the provisions of the Delaware General Corporation Law and the Nevada General Corporation Law; and

     NOW, THEREFORE, for and in consideration of the premises and of the mutual promises, stipulations, agreements, covenants and conditions herein contained, and for the purpose of stating the terms and conditions of the Merger, the mode of carrying the same into effect, the manner of converting the shares of the capital stock of PNC issued and outstanding immediately prior to the Effective Time (as hereafter defined) of the Merger into Ansoft Common Stock (as hereinafter defined), and the manner of converting the shares of Sub Common Stock (as hereinafter defined) issued and outstanding immediately prior to the Effective Time into shares of PNC common stock, and such other details and provisions as are deemed desirable and in accordance with the applicable provisions of the Delaware and Nevada General Corporation Law, the parties hereto agree as follows, intending to be legally bound hereby:

     1.  THE MERGER

        1.1  The Merger of Sub into PNC

     Subject to the terms and upon the conditions set forth herein, on the Closing Date (as defined in Article 2 hereof), PNC and Sub shall cause Articles of Merger to be executed and filed with the Secretary of the State of Nevada in form mutually satisfactory to PNC and Ansoft (the "Articles of Merger").

        1.2  Effective Time and Effective Date

     The effective date of the Merger shall be the date upon which the Articles of Merger are filed with the Secretary of the State of Nevada (the "Effective Date"), and the effective time of the Merger shall be the time on the Effective Date at which the Articles of Merger are filed with the Secretary of State of the State of Nevada (the "Effective Time"). At the Effective Time, Sub will be merged with and into PNC with PNC as the surviving corporation, and the separate existence of Sub shall cease. "Surviving Corporation" shall mean PNC from and after the Effective Time.

        1.3  Effects of the Merger

     The Merger shall have the effects set forth in the Nevada General Corporation Law, as amended. Following the Effective Time, the corporate existence of PNC shall continue unaffected and unimpaired, and, as the Surviving Corporation, PNC shall continue to be a corporation governed by the laws of the State of Nevada.

        1.4  Articles of Incorporation and Bylaws

     (a) The articles of incorporation of PNC (the "Articles of Incorporation"), as in effect immediately prior to the Effective Time, shall be the articles of incorporation of the Surviving Corporation until thereafter changed or amended as provided therein or by applicable law.

     (b) The bylaws of PNC as in effect immediately prior to the Effective Time shall be the bylaws of the Surviving Corporation, until thereafter changed or amended as provided therein or by applicable law.

        1.5  Directors

     The directors of the Surviving Corporation from and after the Effective Time, and until the earlier of their respective death, resignation or removal or until their respective successors are duly elected and qualified, as the case may be, shall be: Zoltan Cendes and Nicholas Csendes.

        1.6  Officers

     The officers of the Surviving Corporation from and after the Effective Time, and until the earlier of their respective death, resignation or removal or until their respective successors are duly elected and qualified, as the case may be, shall be: Nicholas Csendes, President Anthony Ryan, Secretary, Treasurer and Chief Financial Officer.

     2.  CLOSING, CLOSING DATE AND CONSIDERATION

        2.1  The Closing and Closing Date

     The closing of the transactions contemplated hereby (the "Closing") shall take place at the offices of Buchanan Ingersoll Professional Corporation, One Oxford Centre, 301 Grant Street, 20th Floor, Pittsburgh, PA 15219, at 10:00 a.m. local time on December 17, 1999, or at such other time and place as the parties mutually agree. The time and date of the Closing is hereinafter referred to as the "Closing Date."

        2.2  Conversion of Capital Stock

     At the Effective Time on the Effective Date, the capital stock of PNC and the capital stock of Sub outstanding immediately prior thereto shall be canceled or converted, as the case may be, as follows (the "Merger Consideration"):

          (a) Each share of common stock, $.01 par value, of PNC (the "Corporation Common Stock") issued and outstanding immediately prior thereto (other than shares of Corporation Common Stock held by Ansoft) (the total of which shall not exceed 1,241,770 shares) shall be converted into the right to receive .09236 shares of common stock, par value $.01 per share, of Ansoft (the "Ansoft Common Stock").

          (b) Each share of preferred stock, $.01 par value, of PNC (the "Corporation Preferred Stock") issued and outstanding immediately prior thereto (other than the shares of Corporation Preferred Stock held by Ansoft (the total of which shall not exceed 40,500 shares) shall be converted into the right to receive .15655 shares of Ansoft Common Stock;

          (c) If the number of shares of Ansoft Common Stock that the holder is entitled to receive pursuant to Sections 2.2(a) and (b) is not evenly divisible by (10); the holder shall receive that number of shares of Ansoft Common Stock after rounding down to the nearest number evenly divisible by ten (10) and the remaining shares of Ansoft Common Stock the stockholder has the right to receive will be paid in cash at a value of $6.95 per Ansoft share.

          (d) Each share of Corporation Common Stock issued and held in the treasury of PNC or held by Ansoft shall be canceled and retired.

          (e) Each share of common stock, par value $.01 per share, of Sub (the "Sub Common Stock") issued and outstanding immediately prior thereto shall be converted into one share of common stock, $.01 par value, of the Surviving Corporation, and each share of Sub Common Stock issued and held in the treasury of Sub, if any, shall be canceled and retired.

          (f) Each outstanding option, whether exercisable or not, to purchase shares of Corporation Common Stock or Corporation Preferred Stock issued pursuant to PNC's Incentive Stock Option Plan or otherwise will be canceled and void and all such rights to exercise any option shall be terminated and of no further force or effect.

        2.3  Surrender of Certificates

          (a) From and after the Effective Time, each holder of certificates representing shares of Corporation Common Stock and Corporation Preferred Stock converted by virtue of the Merger into the right to receive Ansoft Common Stock, upon surrender of such certificates to Ansoft (the "Exchange Agent"), shall be entitled forthwith to receive in exchange therefor the Merger Consideration to which such holder is entitled pursuant to the terms of this Agreement.

          (b) From and after the Effective Time, each certificate which, prior to the Effective Time, represented outstanding Corporation Common Stock or Corporation Preferred Stock, shall evidence only the right to receive the Merger Consideration on the basis set forth in Article 2 hereof. The aforesaid conversion shall be complete and effective at the Effective Time without regard to the date or dates upon which outstanding certificates of Corporation Common Stock are surrendered for such Merger Consideration.

     3.  CONDITIONS PRECEDENT TO OBLIGATIONS OF ANSOFT AND SUB

     On or prior to the Effective Time, PNC will have satisfied or caused to be satisfied each of the following conditions, unless waived in writing by Ansoft and Sub:

        3.1  Stockholder Approval

     The stockholders of PNC shall have approved and adopted this Agreement and the Merger pursuant to the requirements of PNC's articles of incorporation and bylaws and the Nevada General Corporation Law.

        3.2  Dissenter's Rights

     No more than 5% of the holders, in the aggregate, of Corporation Common Stock and Corporation Preferred Stock shall have exercised their statutory rights of appraisal.

        3.3  Registration Statement

     A registration statement covering the Ansoft Common Stock to be issued pursuant to this Agreement shall have been declared effective in accordance with the provisions of the Securities Act of 1933, as amended, and no stop order with respect thereto shall be in effect at the Effective Time.

        3.4  Governmental Restraint

     The consummation of the Merger shall not be restrained, enjoined or prohibited by any order, judgment, decree, injunction or ruling of a court of competent jurisdiction or any governmental entity entered after the parties have used their reasonable best efforts to prevent such entry. There shall not have been any statute, rule or regulation enacted, promulgated or deemed applicable to the Merger by any governmental entity that prevents the consummation of the Merger.

     4.  CONDITIONS PRECEDENT TO OBLIGATIONS OF PNC

     On or prior to the Effective Date, Ansoft and Sub will have satisfied each of the following conditions unless waived in writing by PNC:

        4.1  Registration Statement

     A registration statement covering the Ansoft Common Stock to be issued pursuant to this Agreement shall have been declared effective in accordance with the provisions of the Securities Act of 1933, as amended, and no stop order with respect thereto shall be in effect at the Effective Time.

        4.2  Stockholder Approval

     The Stockholders of PNC shall have approved and adopted this Agreement and the Merger pursuant to the requirements of PNC's articles of incorporation and bylaws and the Nevada General Corporation Law.

        4.3  Governmental Restraint

     The consummation of the Merger shall not be restrained, enjoined or prohibited by any order, judgment, decree, injunction or ruling of a court of competent jurisdiction or any governmental entity entered after the parties have used their reasonable best efforts to prevent such entry. There shall not have been any statute, rule or regulation enacted, promulgated or deemed applicable to the Merger by any governmental entity that prevents the consummation of the Merger.

        4.4  Listing of Common Stock

     The shares of Ansoft Common Stock to be issued pursuant to the Merger shall have been approved for listing on the NASDAQ National Market, subject only to official notice of issuance.

     5.  TERMINATION

        5.1  Termination

     This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time, notwithstanding approval thereof by the stockholders of PNC:

          (a) by mutual written agreement of PNC and Ansoft;

          (b) by either PNC or Ansoft, if the Merger has not been consummated by the 120th day following approval of the Merger by the stockholders of PNC, provided that the right to terminate this Agreement pursuant to this
     Section 5.1(b) will not be available to any party whose breach of any provision of this Agreement results in the failure of the Merger to be consummated by such time; and

          (c) by either PNC or Ansoft, if there shall be any law or regulation that makes consummation of the Merger illegal or otherwise prohibited or if any judgment, injunction, order or decree enjoining the parties from consummating the Merger is entered and such judgment, injunction, order or decree shall become final and nonappealable.

     The party desiring to terminate this Agreement pursuant to this Section 5.1 (other than pursuant to Section 5.1(a) shall give written notice of such termination to the other party.

        5.2  Effect of Termination

     If this Agreement is terminated pursuant to Section 5.1, this Agreement will become void and of no effect with no liability on the part of any party hereto or its respective directors, officers or stockholders. Nothing herein shall relieve any party from liability for any breach of this Agreement.

     6.  GENERAL PROVISIONS

        6.1  Governing Law

     This Agreement will be governed by, and construed and enforced in accordance with, the laws of the State of Delaware, without regard to any jurisdiction's conflicts or choice of law provisions.

        6.2  Notices

     All notices or other communications required or permitted hereunder will be in writing and will be deemed given or delivered when delivered personally, by registered or certified mail, by legible facsimile transmission or by overnight courier (fare prepaid) addressed as follows:

If to Ansoft or Sub, to:                      With a copy to:
Ansoft Corporation                            Buchanan Ingersoll Professional
Four Station Square, Suite 200                  Corporation
Pittsburgh, PA 15219                          One Oxford Centre, 301 Grant Street
Attn: Anthony L. Ryan                         Pittsburgh, PA 15219
Telecopy: 412-471-9427                        Attn: Ronald W. Schuler, Esquire
                                              Telecopy: 412-562-1041
If to PNC, to:
Pacific Numerix Corporation
Four Station Square, Suite 200
Pittsburgh, PA 15219
Attn: Anthony L. Ryan
Telecopy: 412-471-9427

or to such address as such party may indicate by a notice delivered to the other parties. Notice will be deemed received the same day (when delivered personally or when sent by facsimile transmission with evidence of delivery), five (5) days after mailing (when sent by registered or certified mail) and the next business day (when delivered by overnight courier). Any party to this Agreement may change its address to which all communications and notices may be sent by addressing notices of such change in the manner provided.

        6.3  Assignment

     This Agreement may not be assigned by any party without the prior written consent of the other parties.

        6.4  Entire Agreement; Amendments

     This Agreement along with any schedules or exhibits attached hereto and the documents delivered in connection herewith is an integrated document, contains the entire agreement between the parties, wholly cancels, terminates and supersedes any and all previous and/or contemporaneous oral agreements, negotiations, commitments and writings of the parties with respect to such subject matter. No change, modification, extension, termination, notice of termination, discharge, abandonment or waiver of this Agreement or any of its provisions, nor any representation, promise or condition relating to this Agreement, will be binding upon any party unless made in writing and signed by such party. This Agreement may be amended, modified, supplemented, extended or abandoned by the mutual agreement of the partners at any time prior to the Effective Time, even following stockholder approval, provided that after stockholder approval is received the amendment does not (1) alter or change the amount or kind of merger consideration received (2) alter or change any term of the articles of incorporation of PNC, or (3) alter or change any of the terms and conditions of the agreement in a way that would adversely affect the holders of any class or series of securities held by such stockholders.

        6.5  Interpretation

     Article titles and headings to Sections are inserted for convenience of reference only and are not intended to be a part of or to affect the meaning or interpretation of any of the provisions of this Agreement. All references to Sections and subsections contained in this Agreement refer to the Sections and subsections of this Agreement. All references to Annexes, Schedules or Exhibits contained in this Agreement are references to the Annexes, Schedules or Exhibits described on the list immediately following the signature page hereto. All references to the words "include" or "including" mean "including without limitation." Any and all Schedules, Exhibits, statements, reports, certificates or other documents or instruments referred to in or attached to this Agreement, including the "Background" portion of this Agreement, are incorporated by reference as though fully set forth at the point referred to in this Agreement. There will be no presumption against any party on the ground that such party was responsible for preparing this Agreement or any part of it. All pronouns and any variations thereof will be deemed to refer to the masculine, feminine, neuter, singular or plural as the context may require.

        6.6  Waivers

     Any term or provision of this Agreement may be waived, or the time for its performance may be extended, by the party or parties entitled to the benefit thereof, but any such waiver must be in writing and must comply with the notice provisions contained in Section 6.2. The failure of any party to enforce at any time any provision of this Agreement will not be construed to be a waiver of such provision, nor in any way to affect the validity of this Agreement or any part of it or the right of any party thereafter to enforce each and every such provision. No waiver of any breach of this Agreement will be held to constitute a waiver of any other or subsequent breach.

        6.7  Partial Invalidity

     Wherever possible, each provision will be interpreted in such manner as to be effective and valid under applicable law, but in case any one or more of these provisions will, for any reason, be held to be invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability will not affect any other provisions of this Agreement, and this Agreement will be construed as if such invalid, illegal or unenforceable provision or provisions had never been contained herein, unless the deletion of such provision or provisions would result in such a material change as to cause the completion of these transactions to be unreasonable.

        6.8  Counterparts

     This Agreement may be executed in one or more counterparts, each of which will be considered an original instrument and all of which together will be considered one and the same agreement, and will become effective when counterparts, which together contain the signatures of each party, will have been delivered to Ansoft and PNC. Delivery of executed signature pages by facsimile transmission will constitute effective and binding execution and delivery of this Agreement.

        6.9  Third-Party Beneficiaries

     This Agreement will not confer any rights or remedies upon any person other than the parties to this Agreement and their respective successors and permitted assigns.

                           [INTENTIONALLY LEFT BLANK]

     IN WITNESS WHEREOF, the parties have caused this Merger Agreement to be executed on as of the date first written above.

                                                       ANSOFT CORPORATION
                                                       By: /s/ NICHOLAS CSENDES
                                                       ------------------------------------------------
                                                       Name: Nicholas Csendes
                                                       Title: President and CEO

                                                       ANSOFT ACQUISITION CORP.

                                                       By: /s/ NICHOLAS CSENDES
                                                       ------------------------------------------------
                                                       Name: Nicholas Csendes
                                                       Title: President

                                                       PACIFIC NUMERIX CORPORATION

                                                       By: /s/ NICHOLAS CSENDES
                                                       ------------------------------------------------
                                                       Name: Nicholas Csendes
                                                       Title: President

                                                                         ANNEX B

                          RIGHTS OF DISSENTING OWNERS

     92A.300 DEFINITIONS. As used in NRS 92A.300 to 92A.500, inclusive, unless the context otherwise requires, the words and terms defined in NRS 92A.305 to 92A.335, inclusive, have the meanings ascribed to them in those sections.

     92A.305 "BENEFICIAL STOCKHOLDER" DEFINED. "Beneficial stockholder" means a person who is a beneficial owner of shares held in a voting trust or by a nominee as the stockholder of record.

     92A.310 "CORPORATE ACTION" DEFINED. "Corporate action" means the action of a domestic corporation.

     92A.315 "DISSENTER" DEFINED. "Dissenter" means a stockholder who is entitled to dissent from a domestic corporation's action under NRS 92A.380 and who exercises that right when and in the manner required by NRS 92A.410 to 92A.480, inclusive.

     92A.320 "FAIR VALUE" DEFINED. "Fair value," with respect to a dissenter's shares, means the value of the shares immediately before the effectuation of the corporate action to which he objects, excluding any appreciation or depreciation in anticipation of the corporate action unless exclusion would be inequitable.

     92A.325 "STOCKHOLDER" DEFINED. "Stockholder" means a stockholder of record or a beneficial stockholder of a domestic corporation.

     92A.330 "STOCKHOLDER OF RECORD" DEFINED. "Stockholder of record" means the person in whose name shares are registered in the records of a domestic corporation or the beneficial owner of shares to the extent of the rights granted by a nominee's certificate on file with the domestic corporation.

     92A.335 "SUBJECT CORPORATION" DEFINED. "Subject corporation" means the domestic corporation which is the issuer of the shares held by a dissenter before the corporate action creating the dissenter's rights becomes effective or the surviving or acquiring entity of that issuer after the corporate action becomes effective.

     92A.340 COMPUTATION OF INTEREST. Interest payable pursuant to NRS 92A.300 to 92A.500, inclusive, must be computed from the effective date of the action until the date of payment, at the average rate currently paid by the entity on its principal bank loans or, if it has no bank loans, at a rate that is fair and equitable under all of the circumstances.

     92A.350 RIGHTS OF DISSENTING PARTNER OF DOMESTIC LIMITED PARTNERSHIP. A partnership agreement of a domestic limited partnership or, unless otherwise provided in the partnership agreement, an agreement of merger or exchange, may provide that contractual rights with respect to the partnership interest of a dissenting general or limited partner of a domestic limited partnership are available for any class or group of partnership interests in connection with any merger or exchange in which the domestic limited partnership is a constituent entity.

     92A.360 RIGHTS OF DISSENTING MEMBER OF DOMESTIC LIMITED LIABILITY COMPANY. The articles of organization or operating agreement of a domestic limited-liability company or, unless otherwise provided in the articles of organization or operating agreement, an agreement of merger or exchange, may provide that contractual rights with respect to the interest of a dissenting member are available in connection with any merger or exchange in which the domestic limited limited-liability company is a constituent entity.

     92A.370 RIGHTS OF DISSENTING MEMBER OF DOMESTIC NONPROFIT
CORPORATION. 1. Except as otherwise provided in subsection 2 and unless otherwise provided in the articles or bylaws, any member of any constituent domestic nonprofit corporation who voted against the merger may, without prior notice, but within 30 days after the effective date of the merger, resign from membership and is thereby excused from all contractual obligations to the constituent or surviving corporations which did not occur before his resignation and is thereby entitled to those rights, if any, which would have existed if there had been no merger and the membership had been terminated or the member had been expelled.

     2. Unless otherwise provided in its articles of incorporation or bylaws, no member of a domestic nonprofit corporation, including, but not limited to, a cooperative corporation, which supplies services described in chapter 704 of NRS to its members only, and no person who is a member of a domestic nonprofit corporation as a condition of or by reason of the ownership of an interest in real property, may resign and dissent pursuant to subsection 1.

     92A.380 RIGHT OF STOCKHOLDER TO DISSENT FROM CERTAIN CORPORATE ACTIONS AND TO OBTAIN PAYMENT FOR SHARES. 1. Except as otherwise provided in NRS 92A.370 to 92A.390, a stockholder is entitled to dissent from, and obtain payment of the fair value of his shares in the event of any of the following corporate actions:

          (a) Consummation of a plan of merger to which the domestic corporation is a party:

             (1) If approval by the stockholders is required for the merger by NRS 92A.120 to 92A.160, inclusive, or the articles of incorporation and he is entitled to vote on the merger; or

             (2) If the domestic corporation is a subsidiary and is merged with its parent under NRS 92A.180.

          (b) Consummation of a plan of exchange to which the domestic corporation is a party as the corporation whose subject owner's interests will be acquired, if he is entitled to vote on the plan.

          (c) Any corporate action taken pursuant to a vote of the stockholders to the event that the articles of incorporation, bylaws or a resolution of the board of directors provides that voting or nonvoting stockholders are entitled to dissent and obtain payment for their shares.

     2. A stockholder who is entitled to dissent and obtain payment under NRS 92A.300 to 92A.500, inclusive, may not challenge the corporate action creating his entitlement unless the action is unlawful or fraudulent with respect to him or the domestic corporation.

     92A.390 LIMITATIONS ON RIGHT OF DISSENT: STOCKHOLDERS OF CERTAIN CLASSES OR SERIES; ACTION OF STOCKHOLDERS NOT REQUIRED FOR PLAN OF MERGER. 1. There is no right of dissent with respect to a plan of merger or exchange in favor of stockholders of any class or series which, at the record date fixed to determine the stockholders entitled to receive notice of and to vote at the meeting at which the plan of merger or exchange is to be acted on, were either listed on a national securities exchange, included in the national market system by the National Association of Securities Dealers, Inc., or held by at least 2,000 stockholders of record, unless:

          (a) The articles of incorporation of the corporation issuing the shares provide otherwise; or

          (b) The holders of the class or series are required under the plan of merger or exchange to accept for the shares anything except:

             (1) Cash, owner's interests or owner's interests and cash in lieu of fractional owner's interests of:

                  (I) The surviving or acquiring entity; or

                  (II) Any other entity which, at the effective date of the plan of merger or exchange, were either listed on a national securities exchange, included in the national market system by the National Association of Securities Dealers, Inc., or held of record by a least 2,000 holders of owner's interests of record; or

             (2) A combination of cash and owner's interests of the kind described in sub-subparagraphs (I) and (II) of subparagraph (1) of paragraph (b).

     2. There is no right of dissent for any holders of stock of the surviving domestic corporation if the plan of merger does not require action of the stockholders of the surviving domestic corporation under NRS 92A.130.

     92A.400 LIMITATIONS ON RIGHT OF DISSENT: ASSERTION AS TO PORTIONS ONLY TO SHARES REGISTERED TO STOCKHOLDER; ASSERTION BY BENEFICIAL STOCKHOLDER. 1. A stockholder of record may assert dissenter's rights as to fewer than all of the shares registered in his name only if he dissents with respect to all shares beneficially owned by any one person and notifies the subject corporation in writing of the name and address of each person on whose behalf he asserts dissenter's rights. The rights of a partial dissenter under this subsection are determined as if the shares as to which he dissents and his other shares were registered in the names of different stockholders.

     2. A beneficial stockholder may assert dissenter's rights as to shares held on his behalf only if:

          (a) He submits to the subject corporation the written consent of the stockholder of record to the dissent not later than the time the beneficial stockholder asserts dissenter's rights; and

          (b) He does so with respect to all shares of which he is the beneficial stockholder or over which he has power to direct the vote.

     92A.410 NOTIFICATION OF STOCKHOLDERS REGARDING RIGHT OF DISSENT. 1. If a proposed corporate action creating dissenters' rights is submitted to a vote at a stockholders' meeting, the notice of the meeting must state that stockholders are or may be entitled to assert dissenters' rights under NRS 92A.300 to 92A.500, inclusive, and be accompanied by a copy of those sections.

     2. If the corporate action creating dissenters' rights is taken by written consent of the stockholders or without a vote of the stockholders, the domestic corporation shall notify in writing all stockholders entitled to assert dissenters' rights that the action was taken and send them the dissenter's notice described in NRS 92A.430. (Last amended by Ch. 208, L. '97, eff. 10-1-97.)

     92A.420 PREREQUISITES TO DEMAND FOR PAYMENT FOR SHARES. 1. If a proposed corporate action creating dissenters' rights is submitted to a vote at a stockholders' meeting, a stockholder who wishes to assert dissenter's rights:

          (a) Must deliver to the subject corporation, before the vote is taken, written notice of his intent to demand payment for his shares if the proposed action is effectuated; and

          (b) Must not vote his shares in favor of the proposed action.

     2. A stockholder who does not satisfy the requirements of subsection 1 is not entitled to payment for his shares under this chapter.

     92A.430 DISSENTER'S NOTICE: DELIVERY TO STOCKHOLDERS ENTITLED TO ASSERT RIGHTS; CONTENTS. 1. If a proposed corporate action creating dissenters' rights is authorized at a stockholders' meeting, the subject corporation shall deliver a written dissenter's notice to all stockholders who satisfied the requirements to assert those rights.

     2. The dissenter's notice must be sent no later than 10 days after the effectuation of the corporate action, and must:

          (a) State where the demand for payment must be sent and where and when certificates, if any, for shares must be deposited;

          (b) Inform the holders of shares not represented by certificates to what extent the transfer of the shares will be restricted after the demand for payment is received;

          (c) Supply a form for demanding payment that includes the date of the first announcement to the news media or to the stockholders of the terms of the proposed action and requires that the person asserting dissenter's rights certify whether or not he acquired beneficial ownership of the shares before that date;

          (d) Set a date by which the subject corporation must receive the demand for payment, which may not be less than 30 nor more than 60 days after the date the notice is delivered; and

          (e) Be accompanied by a copy of NRS 92A.300 to 92A.500, inclusive.

     92A.440 DEMAND FOR PAYMENT AND DEPOSIT OF CERTIFICATES; RETENTION OF RIGHTS OF STOCKHOLDER. 1. A stockholder to whom a dissenter's notice is sent must:

          (a) Demand payment;

          (b) Certify whether he acquired beneficial ownership of the shares before the date required to be set forth in the dissenter's notice for this certification; and

          (c) Deposit his certificates, if any, in accordance with the terms of the notice.

     2. The stockholder who demands payment and deposits his certificates, if any, before the proposed corporate action is taken retains all other rights of a stockholder until those rights are canceled or modified by the taking of the proposed corporate action.

     3. The stockholder who does not demand payment or deposit his certificates where required, each by the date set forth in the dissenter's notice, is not entitled to payment for his shares under this chapter. (Last amended by Ch. 208, L. '97, eff. 10-1-97.)

     92A.450 UNCERTIFICATED SHARES: AUTHORITY TO RESTRICT TRANSFER AFTER DEMAND FOR PAYMENT; RETENTION OF RIGHTS OF STOCKHOLDER. 1. The subject corporation may restrict the transfer of shares not represented by a certificate from the date the demand for their payment is received.

     2. The person for whom dissenter's rights are asserted as to shares not represented by a certificate retains all other rights of a stockholder until those rights are canceled or modified by the taking of the proposed corporate action.

     92A.460 PAYMENT FOR SHARES: GENERAL REQUIREMENTS. 1. Except as otherwise provided in NRS 92A.470, within 30 days after receipt of a demand for payment, the subject corporation shall pay each dissenter who complied with NRS 92A.440 the amount the subject corporation estimates to be the fair value of his shares, plus accrued interest. The obligation of the subject corporation under this subsection may be enforced by the district court:

          (a) Of the county where the corporation's registered office is located; or

          (b) At the election of any dissenter residing or having its registered office in this state, of the county where the dissenter resides or has its registered office. The court shall dispose of the complaint promptly.

     2. The payment must be accompanied by:

          (a) The subject corporation's balance sheet as of the end of a fiscal year ending not more than 16 months before the date of payment, a statement of income for that year, a statement of changes in the stockholders' equity for that year and the latest available interim financial statements, if any;

          (b) A statement of the subject corporation's estimate of the fair value of the shares;

          (c) An explanation of how the interest was calculated;

          (d) A statement of the dissenter's rights to demand payment under NRS 92A.480; and

          (e) A copy of NRS 92A.300 to 92A.500, inclusive.

     92A.470 PAYMENT FOR SHARES: SHARES ACQUIRED ON OR AFTER DATE OF DISSENTER'S NOTICE. 1. A subject corporation may elect to withhold payment from a dissenter unless he was the beneficial owner of the shares before the date set forth in the dissenter's notice as the date of the first announcement to the news media or to the stockholders of the terms of the proposed action.

     2. To the extent the subject corporation elects to withhold payment, after taking the proposed action, it shall estimate the fair value of the shares, plus accrued interest, and shall offer to pay this amount to each dissenter who agrees to accept it in full satisfaction of his demand. The subject corporation shall send with its offer a statement of its estimate of the fair value of the shares, an explanation of how the interest was calculated, and a statement of the dissenters' right to demand payment pursuant to NRS 92A.480.

     92A.480 DISSENTER'S ESTIMATE OF FAIR VALUE: NOTIFICATION OF SUBJECT CORPORATION; DEMAND FOR PAYMENT OF ESTIMATE. 1. A dissenter may notify the subject corporation in writing of his own estimate of the fair value of his shares and the amount of interest due, and demand payment of his estimate, less any payment pursuant to NRS 92A.460, or reject the offer pursuant to NRS 92A.470 and demand payment of the fair value of his shares and interest due, if he believes that the amount paid pursuant to NRS 92A.460 or offered pursuant to NRS 92A.470 is less than the fair value of his shares or that the interest due is incorrectly calculated.

     2. A dissenter waives his right to demand payment pursuant to this section unless he notifies the subject corporation of his demand in writing within 30 days after the subject corporation made or offered payment for his shares.

     92A.490 LEGAL PROCEEDING TO DETERMINE FAIR VALUE: DUTIES OF SUBJECT CORPORATION; POWERS OF COURT; RIGHTS OF DISSENTER. 1. If a demand for payment remains unsettled, the subject corporation shall commence a proceeding within 60 days after receiving the demand and petition the court to determine the fair value of the shares and accrued interest. If the subject corporation does not commence the proceeding within the 60-day period, it shall pay each dissenter whose demand remains unsettled the amount demanded.

     2. A subject corporation shall commence the proceeding in the district court of the county where its registered office is located. If the subject corporation is a foreign entity without a resident agent in the state, it shall commence the proceeding in the county where the registered office of the domestic corporation merged with or whose shares were acquired by the foreign entity was located.

     3. The subject corporation shall make all dissenters, whether or not residents of Nevada, whose demands remain unsettled, parties to the proceeding as in an action against their shares. All parties must be served with a copy of the petition. Nonresidents may be served by registered or certified mail or by publication as provided by law.

     4. The jurisdiction of the court in which the proceeding is commenced under subsection 2 is plenary and exclusive. The court may appoint one or more persons as appraisers to receive evidence and recommend a decision on the question of fair value. The appraisers have the powers described in the order appointing them, or any amendment thereto. The dissenters are entitled to the same discovery rights as parties in other civil proceedings.

     5. Each dissenter who is made a party to the proceeding is entitled to a judgment:

          (a) For the amount, if any, by which the court finds the fair value of his shares, plus interest, exceeds the amount paid by the subject corporation; or

          (b) For the fair value, plus accrued interest, of his after-acquired shares for which the subject corporation elected to withhold payment pursuant to NRS 92A.470.

     92A.500 LEGAL PROCEEDING TO DETERMINE FAIR VALUE: ASSESSMENT OF COSTS AND FEES. 1. The court in a proceeding to determine fair value shall determine all of the costs of the proceeding, including the reasonable compensation and expenses of any appraisers appointed by the court. The court shall assess the costs against the subject corporation, except that the court may assess costs against all or some dissenters, in amounts the court finds equitable, to the extent the court finds the dissenters acted arbitrarily, vexatiously or not in good faith in demanding payment.

     2. The court may also assess the fees and expenses of the counsel and experts for the respective parties, in amounts the court finds equitable:

          (a) Against the subject corporation and in favor of all dissenters if the court finds the subject corporation did not substantially comply with the requirements of NRS 92A.300 to 92A.500, inclusive; or

          (b) Against either the subject corporation or a dissenter in favor of any other party, if the court finds that the party against whom the fees and expenses are assessed acted arbitrarily, vexatiously or not in good faith with respect to the rights provided by NRS 92A.300 to 92A.500, inclusive.

     3. If the court finds that the services of counsel for any dissenter were of substantial benefit to other dissenters similarly situated, and that the fees for those services should not be assessed against the subject corporation, the court may award to those counsel reasonable fees to be paid out of the amounts awarded to the dissenters who were benefited.

     4. In a proceeding commenced pursuant to NRS 92A.460, the court may assess the costs against the subject corporation, except that the court may assess costs against all or some of the dissenters who are parties to the proceeding, in amounts the court finds equitable, to the extent the court finds that such parties did not act in good faith in instituting the proceeding.

     5. This section does not preclude any party in a proceeding commenced pursuant to NRS 92A.460 or 92A.490 from applying the provisions of N.R.C.P. 68 or NRS 17.115.